SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 24, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

50 anos

Sustainability Report 2023



Summary

Interactive summary

1

Presentation

About this report

GRI 2-1, 2-3, 2-5

In the year of its 50th anniversary, Companhia de Saneamento Básico do Estado de São Paulo (Sabesp) presents its Sustainability Report, which includes consolidated corporate information for the fiscal year of 2023, from January 1st to December 31st.

The document has been drawn up and built on the Global Reporting Initiative (GRI) — Standards model— and Integrated Report guidelines of the International Integrated Reporting Council (IIRC), aiming at aligning our materiality guidelines.
Also considering new sustainability guidelines, for the first time, we present the Task Force on Climate-Related Financial Disclosures — TCFD report.

The material topics we address and the responses to the indicators abide by the international reporting standards of the Sustainability Accounting Standards Board (SASB), and our initiatives evidence ourconnection to the Sustainable Development Goals (SDGs) and the United Nations Global Compact Principles. Furthermore, all our actions, procedures, and decisions are in line with the Company's Bylaws (click here for more information) and Law No. 13.303/16, which governs mixed-capital corporations (click here for more information).

Attentive to the ceaseless evolution of all processes, we seek to enhance objectivity, accuracy, and transparency in the disclosure of our business model; corporate strategy with a focus on sustainability; financial, governance, social, and environmental (ESG) performance; guidelines and policies that build value for all stakeholders.



For questions about this report or information reported herein, contact our Sustainability and Corporate Governance Superintendence via email: **sustentabilidade@sabesp.com.br.**

How to read this report:

- Interactive summary
- Indicators — GRI 2-3, SASB IF-WU-140a.1
- Link to summary
- SDG icons
- External link



Karla Bertocco Trindade
Chairwoman of the Board of Directors

We have set up the Sustainability Committee and the Sustainability and Corporate Governance Superintendence, which will step up ESG actions across all the Company's units.

Message from the Board of Directors

GRI 2-22

With great pleasure we share this Sustainability Report with our stakeholders. It has been a year of celebration and great advances, culminating in the Sabesp's 50th anniversary.

At the end of five decades, we were cited by a global consultancy (GWI - Global Water Intelligence, responsible for international water publications and data, in charge of Water Magazine and the largest data platform on the subject, GWI WaterData) as the world's second-largest water and sanitation management company in terms of revenue. This assessment reflects the experience gained over the years in serving relevant cities in the state - including the capital city, São Paulo, the fifth most populous city in the world, according to UN surveys - and our innovative and sustainable mission, which is in the core of our business.

A combination of expertise and talent was the pillar of the corporate restructuring we implemented in 2023. To ensure that we are fine-tuned with best practices and to become increasingly sustainable, we have set up the Sustainability Committee and the Sustainability and Corporate Governance Superintendence, which will step up ESG (the acronym for environmental, social, and corporate governance) actions across all the Company's units. It shall be incumbent upon the new area to align projects, outlining guidelines within the ESG journey, allowing us to choose the most effective initiatives for our activities, and bolstering the value creation for society.

We also set up the Integrated Services Superintendence, within the CSC (Shared Services Center) concept, which serves the Company across the board. The proposition is to consolidate and bring out the best in each unit and to drive forward the 'Uma Só

Sabesp' (One Sabesp) program, which aims to integrate teams, standardize, and optimize processes, achieve economies of scale, cut costs, and bolster our operational efficiency.

This area is intricately linked to another newly created segment: the Digital Transformation Superintendence, which will train teams, provide data for senior management decision-making, and resources for the adoption of increasingly effective, agile, and bold processes and procedures.

We want to innovate in the transition to a more sustainable future; and we have made an incredibly good start, considering that the 'Novo Rio Pinheiros' (New Pinheiros River) project has become the pride of the city of São Paulo after its cleanup process. This initiative evidenced the sustainable nature of the 'IntegraTietê' program, as it will now provide sanitary treatment for nearly two million inhabitants living in the river basin, including irregular areas with complex interventions and high social vulnerability.

We have innovated on several fronts and are now applying our experience to the Tietê river, to gradually revitalize the river and its affluents, also improving the health and quality of life of its people. Our participation in the new phase of the program includes the implementation of 600 kilometers by 2026 of interceptors and trunk collectors, 470 kilometers of collection networks in the Metropolitan Region of São Paulo, the expansion and retrofit of five ETEs (Sewage Treatment Stations), and the recycling of effluent for industrial use, saving water sources.

This year, we signed two important financing agreements for 'IntegraTietê' with the International Finance Corporation (IFC) and IDB Invest, which evidence our international credibility and recognize our competence to be an integral part of Brazil's largest environmental sanitation program.

There are many other positive balances throughout this report. We are in an accelerated process of evolution and are ready for all the changes proposed for the sanitation sector. We thank the partnership in 2023, which reinforced our decisions. We count on the support of all our stakeholders next year.

Karla Bertocco Trindade
Chairwoman of the Board of Directors

Message from the CEO

GRI 2-22

50 years of history!

2023 was a year of transformation and the creation of new opportunities for all of us.

We are celebrating half a century of existence, the achievements of the past, and the prospect of an even more promising future. A future in which people and the environment are at the core of our strategy, with universal sanitation as an instrument for achieving this goal.

These 50 years have seen several challenges and accomplishments that have led us to become one of the world's largest sanitation companies, a benchmark for breakthrough solutions, and the country's top investor. During such a period, a lot has evolved and so have we, always connecting with people and reinforcing our commitment to life in all its forms.

As part of this transformation, our ownership structure has taken on a new shape: it is more modern, agile, and participative. Thus, we have gained competitiveness and efficiency.

The restructuring has brought greater rationality in the allocation of funds, the integration of teams, the review of processes, and the vision that we are all part of One Sabesp, an innovative company that employs all means to provide the best service to its customers.

In the context of this new environment, we have launched a new visual identity that explores watercolor, mixed colors, and liquid, which represent sustainability and balance with nature, and expresses Sabesp's commitment to innovation, transparency, and efficiency. These light and varied elements were added to the Company's traditional symbol in the shape of an ancient amphora, developed in 1973.

A good example of what to expect with these changes was winning the auction to operate basic sanitation services in the city of Olímpia



André Salcedo
Chief Executive Officer

For the 2024-2028 period, our current PPI or multi-year Capex plan (released in December), foresees investments of BRL 33.91 billion in systems expansion and other BRL 11.27 billion in works for improvement, efficiency, and assets renovation.

(SP), an important milestone in 2023. For the first time, a state-owned company in the sector has won a public bid in the country, against eight other private bidders.

This winning signals our potential to grow, expand our operations, and broaden the scope of our business with environmental solutions embedding all the concepts of the circular economy (production of biogas and fertilizers from sewage treatment, water for industrial reuse, and increased energy efficiency), contributing to the preservation of the environment and a more inclusive and fair society.

Besides reviewing current structures (Operations; Finance and IR; People and Management), we would like to highlight the new executive boards (Engineering and Innovation; Customers; Regulation and New Business) which aim to give scale and efficiency to our key value levers. We also set up the Sustainability and Corporate Governance Superintendence and the Digital Transformation Superintendence, which report directly to me and reflect our commitment to sustainability, operating efficiency, innovation, and technology. Out of seven executive boards, three of them are headed by women, besides the Company's Board of Directors which is also chaired by a woman.

This Report materializes the essence of these changes, definitively integrating the ESG agenda as a strategic part of our business.

The growth process includes involvement in relevant global agendas. In this regard, we have participated in various local and international forums to share experiences, highlighting the three panels during the 28th Conference of the Parties (COP 28) in Dubai, United Arab Emirates, evidencing the value of our expertise in the basic sanitation area.

Figures ratify such value. Our current sanitation indexes are among Brazil's best indexes. We record 98% water supply coverage, 93% sewage collection coverage, and 85% properties connected to the sewage treatment. And these percentages will grow. Besides the amounts invested in 2023 representing an all-time record for the Company, nearly 85% of Capex for water and sewage in 2024 and 2025 has already been tendered or contracted.

For the 2024-2028 period, our current PPI or multi-year Capex plan (released in December), foresees investments of BRL 33.91 billion in systems expansion and other BRL 11.27 billion in works for improvement, efficiency, and assets renovation.

The 'IntegraTietê' Program, launched in 2023, envisages various short, medium, and long-term measures to solve some of the most vulnerable points of the Tietê river, the São Paulo state's largest one.

This was a challenging and profitable year; however, we still have a lot to do. Our figures are the result of lots of work and focus. In addition to the record investment already mentioned, it is worth noting the conclusion of the Extraordinary Tariff Review, which corrected distortions in our revenue from previous years. Also relevant is the financing through sustainability indicators contracted with the IFC, which provides for a reduction in the funding cost, as the Company achieves certain sustainability commitments.

I would like to thank all our employees for their collaborative attitude and their ability to take on new challenges. I also thank our suppliers, customers, board members, and shareholders for their support in this transformation journey.

André Salcedo
Chief Executive Officer

2

INTRODUCTION

Our Company

Sabesp, founded in 1973, is the result of a merger among six entities controlled by the São Paulo State Government connected with basic sanitation: Saec, Comasp, Sanesp, Fesb, SBS, and Sanevale. The Company was founded with the mission of consolidating and expanding basic sanitation, thereby improving the conditions of public health, comfort, well-being, and quality of life for São Paulo society, and its shares are currently traded on the São Paulo and New York stock exchanges.


Cantareia System

We are considered one of the world's largest sanitation companies in terms of population served: at the end of 2023, we were present in 58.3% (376) of São Paulo's municipalities, across all regions of the State and were responsible for providing water services to 28.1 million people, of which 24.9 million were also provided with sewage collection services (nearly 62% of the total population of the state of São Paulo).

In 2023, we were cited by the global consultancy GWI - Global Water Intelligence, which is liable for water-related international publications and data (including Water Magazine and GWI WaterData), as the world's second-largest water and sanitation management company in terms of revenue. In addition, São Paulo which is operated by Sabesp and is South America's largest city in terms of population, is the

28.1 millions people supplied with water

58.3% of São Paulo's municipalities and around

62% of the state's population are supplied by Sabesp

To serve all these consumers, we have 11,170 direct employees, an infrastructure with 93,200 km of water mains and distribution networks; 63,600 km of sewage collection networks and outfalls; and 2.86 trillion liters of treated water per year.

capital city with the country's best sanitation, according to the 2024 Sanitation Ranking elaborated by Trata Brasil Institute, with the 7th position in the ranking. In the top 20, other municipalities operated by Sabesp also stand out: Santos (8th), Praia Grande (12th) and Franca (15th). In total, 19 municipalities operated by the Company are in the ranking, which evaluates the 100 most populated municipalities in the country based on data from the National System of Sanitation Information (SNIS).

By the end of 2023, 270 municipalities were universalized, i.e., with water and sewage available to all, according to the definitions of the Sanitation Framework. We also provide water and sewage services for the other four São Paulo municipalities (Mogi-Mirim, Castilho, Andradina, and Mairinque), in partnership with private companies.

To serve all these consumers, our team has 11,170 direct employees, liable for an infrastructure that includes 93,200 kilometers of water mains and distribution networks; 63,600 kilometers of sewage collection networks and outfalls; and 2.86 trillion liters of treated water per year.

Our Company also directly produces, supplies, and sells reuse water, obtained from the treatment of sewage in our own stations, with a stake in the company Aquapolo Ambiental, which supplies the Capuava Petrochemical Complex in the ABC region of São Paulo.

To meet the demands of non-domestic sewage, we partnered with Attend Ambiental, a joint venture with Estre Ambiental. Attend, which began its operations in 2014 in the municipality of Barueri, receives, previously treats, and subsequently discharges non-domestic sewage into the public sewage system, in accordance with legal standards.

In the electricity segment, we set up Paulista Geradora de Energia S.A. in 2015, dedicated to the implementation and commercial exploration of the hydroelectric potential of small hydroelectric plants at the Cascata Spillway and the Guaraú Water Treatment Station (Guaraú ETA), with a total capacity of 7 MW. On October 19, 2023, Cetesb issued the Operating License (LO) for the Guaraú Hydroelectric Generating Station, which was designed for a flow rate of 33.00 m^3/s and is expected to generate +4 MW of electricity.

Municipalities directly operated by Sabesp



Municipalities

1	Adamantina
2	Adolfo
3	Aguaí
4	Águas da Prata
5	Águas de Santa Bárbara
6	Águas de São Pedro
7	Agudos
8	Alambari
9	Alfredo Marcondes
10	Altair
11	Alto Alegre
12	Alumínio
13	Álvares Machado
14	Álvaro de Carvalho
15	Alvinlândia
16	Angatuba
17	Anhembi
18	Anhumas
19	Aparecida d'Oeste
20	Apiaí
21	Araçariguama
22	Arandu
23	Arapeí
24	Arco Íris
25	Arealva
26	Areiópolis
27	Arujá
28	Aspásia
29	Assis
30	Auriflama
31	Avaí
32	Avaré
33	Balbinos
34	Bananal
35	Barão de Antonina
36	Barra do Chapéu
37	Barra do Turvo
38	Barueri
39	Bastos
40	Bento de Abreu
41	Bernardino de Campos
42	Bertioga
43	Biritiba Mirim
44	Bocaina
45	Bofete
46	Boituva
47	Bom Sucesso de Itararé
48	Borá
49	Boracéia
50	Botucatu
51	Bragança Paulista
52	Brejo Alegre
53	Buri
54	Buritizal
55	Cabreúva
56	Cachoeira Paulista
57	Caçapava
58	Caiabu
59	Caieiras
60	Cajamar
61	Cajati
62	Cajuru
63	Campina do Monte Alegre
64	Campo Limpo Paulista
65	Campos do Jordão
66	Cananéia
67	Canas
68	Cândido Rodrigues
69	Capão Bonito
70	Capela do Alto
71	Caraguatatuba
72	Carapicuíba

Municipalities

73	Cardoso
74	Cássia dos Coqueiros
75	Catiguá
76	Cesário Lange
77	Charqueada
78	Colômbia
79	Conchas
80	Coroados
81	Coronel Macedo
82	Cotia
83	Cruzália
84	Cubatão
85	Diadema
86	Dirce Reis
87	Divinolândia
88	Dolcinópolis
89	Dourado
90	Duartina
91	Echaporã
92	Eldorado
93	Elias Fausto
94	Embu das Artes
95	Embu Guaçu
96	Emilianópolis
97	Espírito Santo do Pinhal
98	Espírito Santo do Turvo
99	Estrela d'Oeste
100	Estrela do Norte
101	Euclides da Cunha Paulista
102	Fartura
103	Fernando Prestes
104	Fernandópolis
105	Fernão
106	Ferraz de Vasconcelos
107	Flora Rica
108	Floreal
109	Flórida Paulista
110	Florínea
111	Franca
112	Francisco Morato
113	Franco da Rocha
114	Gabriel Monteiro
115	Gália
116	Gastão Vidigal
117	General Salgado
118	Glicério
119	Guapiara
120	Guarani d'Oeste
121	Guararema
122	Guareí
123	Guariba

Municipalities

124	Guarulhos
125	Guarujá
126	Guzolândia
127	Hortolândia
128	Iacri
129	Iaras
130	Ibirá
131	Ibiúna
132	Icém
133	Igarapava
134	Igaratá
135	Iguape
136	Ilha Comprida
137	Ilhabela
138	Indiaporã
139	Inúbia Paulista
140	Iperó
141	Iporanga
142	Irapuã
143	Itaberá
144	Itaí
145	Itanhaém
146	Itaóca
147	Itapecerica da Serra
148	Itapetininga
149	Itapeva
150	Itapevi
151	Itapirapuã Paulista
152	Itaporanga
153	Itaquaquecetuba
154	Itararé
155	Itariri
156	Itatiba
157	Itatinga
158	Itirapuã
159	Itobi
160	Itupeva
161	Jaborandi
162	Jacupiranga
163	Jales
164	Jambeiro
165	Jandira
166	Jarinu
167	Jeriquara
168	Joanópolis
169	Juquiá
170	Juquitiba
171	Lagoinha
172	Laranjal Paulista
173	Lavrinhas
174	Lins
175	Lorena
176	Lourdes
177	Lucélia
178	Lucianópolis
179	Luiziânia
180	Lupércio
181	Lutécia
182	Macedônia
183	Magda
184	Mairiporã
185	Marabá Paulista
186	Maracaí
187	Mariápolis
188	Marinópolis
189	Mauá
190	Meridiano
191	Mesópolis
192	Miguelópolis
193	Mira Estrela
194	Miracatu
195	Mirante do Paranapanema
196	Mococa
197	Mombuca
198	Monções
199	Mongaguá
200	Monte Alto
201	Monte Aprazível
202	Monte Mor
203	Monteiro Lobato
204	Morungaba
205	Narandiba
206	Nazaré Paulista
207	Nhandeara
208	Nipoã
209	Nova Campina
210	Nova Canaã Paulista
211	Nova Granada
212	Nova Guataporanga
213	Nova Luzitânia
214	Novo Horizonte
215	Óleo
216	Olímpia
217	Onda Verde
218	Oriente
219	Orindiúva
220	Osasco
221	Oscar Bressane
222	Osvaldo Cruz
223	Ouroeste
224	Palmares Paulista
225	Palmeira d'Oeste
226	Paraguaçu Paulista
227	Paranapanema
228	Paranapuã
229	Parapuã
230	Pardinho
231	Pariquera Açu
232	Paulínia
233	Paulistânia
234	Paulo de Faria
235	Pederneiras
236	Pedra Bela
237	Pedranópolis
238	Pedregulho
239	Pedrinhas Paulista
240	Pedro de Toledo
241	Pereiras
242	Peruíbe
243	Piacatu
244	Piedade
245	Pilar Do Sul
246	Pindamonhangaba
247	Pinhalzinho
248	Piquerobi
249	Piracaia
250	Piraju
251	Pirapora do Bom Jesus
252	Pirapozinho
253	Piratininga
254	Planalto
255	Platina
256	Poá
257	Poloni
258	Pongaí
259	Pontalinda
260	Pontes Gestal
261	Populina
262	Porangaba
263	Pracinha
264	Praia Grande
265	Pratânia
266	Presidente Alves
267	Presidente Bernardes
268	Presidente Epitácio
269	Presidente Prudente
270	Quadra
271	Quatá
272	Queiroz
273	Queluz
274	Quintana
275	Redenção da Serra
276	Regente Feijó
277	Registro
278	Restinga
279	Ribeira
280	Ribeirão Branco
281	Ribeirão Corrente
282	Ribeirão do Sul
283	Ribeirão dos Índios
284	Ribeirão Grande
285	Ribeirão Pires
286	Rifaina
287	Rio Grande da Serra
288	Riolândia
289	Riversul
290	Rosana
291	Roseira
292	Rubiácea
293	Rubinéia
294	Sagres
295	Salesópolis
296	Salmourão
297	Saltinho
298	Salto de Pirapora
299	Sandovalina
300	Santa Albertina
301	Santa Branca
302	Santa Clara d'Oeste
303	Santa Cruz da Esperança
304	Santa Cruz do Rio Pardo
305	Santa Ernestina
306	Santa Isabel
307	Santa Maria da Serra
308	Santa Mercedes
309	Santa Rosa de Viterbo
310	Santa Salete
311	Santana da Ponte Pensa
312	Santana de Parnaíba
313	Santo Anastácio
314	Santo André
315	Santo Antônio do Jardim
316	Santo Antônio do Pinhal
317	Santo Expedito
318	Santópolis do Aguapeí
319	Santos
320	São Bento do Sapucaí
321	São Bernardo do Campo
322	São Francisco
323	São João da Boa Vista
324	São João das Duas Pontes
325	São José dos Campos
326	São Lourenço da Serra
327	São Luiz do Paraitinga
328	São Manuel
329	São Miguel Arcanjo
330	São Paulo
331	São Roque
332	São Sebastião
333	São Vicente
334	Sarapuí
335	Sarutaiá
336	Sebastianópolis do Sul
337	Serra Azul
338	Serra Negra
339	Sete Barras
340	Silveiras
341	Socorro
342	Sud Mennucci
343	Suzano
344	Taboão da Serra
345	Taciba
346	Taguaí
347	Tapiraí
348	Tapiratiba
349	Taquarituba
350	Taquarivaí
351	Tarabai
352	Tarumã
353	Tatuí
354	Taubaté
355	Teodoro Sampaio
356	Tejupá
357	Terra Roxa
358	Timburi
359	Torre de Pedra
360	Torrinha
361	Tremembé
362	Três Fronteiras
363	Tupã
364	Turiúba
365	Turmalina
366	Ubatuba
367	Ubirajara
368	União Paulista
369	Urânia
370	Uru
371	Valentim Gentil
372	Vargem
373	Vargem Grande Paulista
374	Várzea Paulista
375	Vitória Brasil
376	Zacarias

2023 highlights


Interlagos

Sabesp announces Capex plan of BRL 47.4 billion by 2028

Recognizing the importance of our mission to transform lives through sanitation, we continually seek to invest in the improvement and expansion of our services. For the 2024-2028 period, the Board of Directors approved the Multi-Year Capex Plan (PPI) totaling BRL 47.4 billion for all the Company's areas of activity, including funds allocated to the 'IntegraTietê' project.



Leader in sanitation investments in the country

All Sabesp's investments aim at meeting the contractual targets and pursuing sanitation universal services, promoting environment preservation and social development. Currently, we represent nearly 30% of all basic sanitation investments made in the country. In 2023, BRL 6.3 billion was invested, of which BRL 2.7 billion to expand and maintain water systems and BRL 3.6 billion in sewage collection and treatment.


ETA

Brazil's best coverage indexes

In 2023, we sustained Brazil's best coverage indexes.

In our area of activity, we recorded rates of


98%
water supply coverage
93%
sewage collection coverage



EBITDA hits record in 2023 and investments accumulate BRL 6.3 billion in the year

At the end of 2023, the Company recorded its all-time highest Adjusted EBITDA of BRL 9,104.7 million. This amount corresponds to a 28.5% growth compared to BRL 7,087.7 million recorded in 2022. As a result, Adjusted EBITDA margin (excluding construction revenue) reached 35.6%, versus 32.1% in the previous year.


Sabesp Olímpia customer service

Sabesp wins auction to operate in Olímpia (SP)

In 2023, we became the first state-owned company in the country to win a public bid, in which we competed against eight other private companies. With a fixed grant payment of BRL 148 million, we won the auction to operate the public water supply and sanitation utilities for the next 30 years in the municipality of Olímpia (SP), located 430 km from the São Paulo capital city. With an estimated population of approximately 56,000 inhabitants, the city has universal water and sewage coverage indexes and will require operational, commercial, efficiency and water loss control efforts from the Company.


ETE Barueri

Sabesp assures financing for *IntegraTietê* project

We signed a new sustainability linked loan agreement for BRL 1 billion with the International Finance Corporation (IFC), an institution of the World Bank Group. We also signed a second credit agreement for BRL 470 million with IDB Invest, part of the IDB Group (Inter-American Investment Bank), backed by Proparco, a subsidiary of the French Development Agency, for a total of BRL 940 million. The funds will be used entirely for works related to the expansion of sanitation in the São Paulo Metropolitan Region, especially the expansion of the sewage collection and treatment system of the Tietê Project.


Tietê Project

Sabesp is awarded with the *Novo Rio Pinheiros* (New Pinheiros River) project

We were recognized at the *Trata Brasil* Institute's 7th Success Cases & ESG Award, organized in partnership with the Getúlio Vargas Foundation's Center for Infrastructure Studies and Environmental Solutions (CEISA-FGV), for our work to reduce water losses and clean up the Pinheiros river. For the first time, the *Trata Brasil* Institute officially recognized the "Best ESG Cases" and we stood out with the *Novo Rio Pinheiros* project, which is part of the Tietê Project. The *Novo Rio Pinheiros* project also won the GRI Awards 2023, with a top ranking in the "ESG Award - ESG Outstanding Project" category.


Toque Toque Waterfall - São Sebastião

São Sebastião: Social commitment, water security and resilience

The extreme weather event that hit the municipality of São Sebastião on the north coast of São Paulo in February damaged treatment plants and compromised water distribution due to siltation, storage incapacity and lack of electricity. Emergency measures were taken and the supply was restored within a few days. Sabesp also exempted more than 600 families (social and vulnerable tariffs) and reclassified 20 tourism businesses (hotels and inns), demonstrating our social commitment and readiness to deal with extreme events.

Greater diversity in governance bodies

In 2023, diversity was a highlight in corporate governance bodies, with a greater presence of women. At the Board of Directors, 3 out of 11 members elected were women, among them, the Board's chairwoman. At the Board of Executive Officers, out of 7 members elected, 3 were women.



Social and Vulnerable Tariffs

In 2023, almost 120,000 new families benefited from the social and vulnerable tariffs, totaling 964,720 families entitled to this benefit in the municipalities operated by Sabesp. The social and vulnerable tariffs have reduced amounts and are aimed at low-income or vulnerable households.


PROGRAMA
ÁGUA LEGAL
SABESP

Expansion of the *Água Legal* (Legal Water) Program

In 2023, we reached the milestone of 770,000 people benefiting from the *Água Legal* program. By 2025, another 110,000 connections are expected to be regularized, covering not only the Metropolitan Region of São Paulo, but also the expansion of the program to the state's inland and coast. We expect that the *Água Legal* program will hit the record of 1.1 million people benefiting by the end of 2025.



São Paulo is the capital city with the best sanitation in the country

São Paulo is the capital city with the best sanitation in the country, according to the 2024 Sanitation Ranking elaborated by *Trata Brasil* Institute, with the 7th position in the ranking. In the top 20, there were four other municipalities operated by Sabesp. Overall, 19 municipalities operated by the Company appear in the ranking, which evaluates the 100 most populous municipalities in the country based on data from the National Sanitation Information System (SNIS).

Sabesp in figures

Population served

376 municipalities served in the State of São Paulo

28.1 million customers supplied with water

24.9 million with sewage collection services

2.98 trillion liters of water treated /year (see page 11)

Operational infrastructure

93.2 thousand km of water mains and distribution networks (see page 11)

63.6 thousand km of sewage networks, collectors and outfalls (see page 11)

596 ETEs (Sewage Treatment Stations) (see page 18)

235 ETAs (Water Treatment Stations) (see page 18)

Investiments

BRL 3.6 billion invested in 2023 in sewage collection and treatment (see page 163)

BRL 2.7 billion invested in 2023 in the expansion and maintenance of water systems (see page 163)

BRL 6.3 billion invested in 2023 (see pages 54 and 163)

Financial performance

BRL 25.6 billion of net operating revenue (see page 164)

15.9% increase of net operating revenue (see page 164)

BRL 3.5 billion of net profit (see page 164)

35.6% adjusted EBITDA margin (see page 165)

Panel of indicators

GRI 303-1, 303-2, 303-3

	2023	2022	2021	2020	2019
Water supply coverage (%)	98	98	98	98	98
Coverage with sewage collection (%)	93	92	92	92	91
Index of economies connected to sewage treatment (%)	85	83	79	76	78
Resident population served with water supply (millions of inhabitants)	28.1	28.0	27.8	27.5	27.1
Resident population served with sewage collection (millions of inhabitants)	24.9	24.7	24.6	24.3	23.8
Water connections (million)	10.3	10.1	9.8	10.0	9.9
Sewage connections (million)	8.8	8.6	8.4	8.5	8.3
Water mains extension (thousands of km)	93.2	91.6	88.8	87.5	81.3
Sewage network extension (thousands of km)	63.6	63.5	61.1	59.6	55.9
No. of ETAs (unit)	235	237	246	251	253
No. of wells (unit)	1,218	1,232	1,222	1,169	1,144
No. of ETEs (unit)	596	581	578	572	569
Water produced volume (million m³)	2,985.2	2,857.9	2,865.0	2,907.0	2,873.0
Micro-measured volume at retail (million m³)	1,880.0	1,762.0	1,707.0	1,759.0	1,593.0
Headcount (people)	11,170	12,299	12,515	12,806	13,945
Operational productivity (connections/employee)	1,611	1,522	1,459	1,453	1,309
Water losses by connection (liters by connection/day)	260	249	252	263	285
Actual loss ratio (%)	19.5%	19.1%	18.2%	17.4%	19.0%
Micro-measurement loss ratio / total losses (%)	29.5%	28.8%	27.9%	27.0%	29.0%
Chemical products used (ton)	322,811.3	336,096.0	306,626.0	256,688.1	293,039.9
Total electricity consumption (TJ)	9,566	9,907	10,219	9,680	9,123
Electricity consumption/M3 Water (kWh/m³)	0.73	0.80	0.83	0.76	0.72
Electricity consumption/M3 Sewage (kWh/m³)	0.41	0.43	0.44	0.43	0.47

	2023	2022	2021	2020	2019
Lower electricity consumed — Water produced (%)	4.4	3.7	6.7	-6.5	-0.84
Lower electricity consumed — Sewage treated (%)	-2.5	-0.4	-0.7	-5.1	-4.3
Lower electricity requirement/M3 - Water (m^3 of treated sewage produced - kWh/m^3)	8.5%	3.5%	8.4%	-5.2%	0.7%
Lower electricity requirement/M3 - Sewage (m^3 of water produced - kWh/m^3)	3.2%	3.6%	2.6%	7.1%	-3.3%
Total withdrawal of surface water (million m^3)	2,125	2,685	2,724	2,759	2,705
Total withdrawal of underground water (million m^3)	191.9	174.0	173.5	173.0	175.0
Percentage of water consumption under treatment at ETAs (%)	0.15%	1.93%	0.90%	1.20%	2.70%
Percentage of recovery of filter and decanter washing water in ETAs (%)	94.00%	95.80%	67.30%	65.30%	77.40%
Direct and indirect GHG emissions (t CO2 e)*	2,230,419	2,053,293	2,524,456	2,574,564	2,326,272
Direct GHG emissions (Scope 1) (t CO2 e)	1,728,774	1,884,783	2,143,712	2,384,788	2,116,867
Indirect GHG emissions from energy acquisition (Scope 2) (t CO2 e)	101,480	117,069	358,506	167,061	192,315
Other indirect GHG emissions (Scope 3)** (t CO2 e)	400,165	51,441	22,238	22,715	17,091
Volume of reuse water provided (thousands m^3)***	11,592	12,715	12,158	1,351	1,354
Nos of ETEs/ETAs with SGA	678	622	558	530	390
No. of ETE/ETAs ISO 14.000	36	36	36	36	35
Seedlings voluntarily planted	13,209	39,354	16,625	18,050	24,568
Quantity of recyclable material — 3Rs (ton)	176.6	102.7	70.0	146.9	274.0
Fuel alcohol consumption (L/Vehicle/year)	5,993	2,683	2,292	2,362	2,820
Alcohol consumption over total fuel (%)	57.55%	58.14%	57.04%	57.27%	58.00%
Positive public perception of Sabesp's environmental responsibility	75%	73%	74%	70%	69%
Positive public perception of Sabesp's social responsibility	74%	72%	75%	74%	73%

Notes:

[1] The methodology adopted to conduct inventories was: 1) IPCC — Intergovernmental Panel on Climate Change (2019). Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories. Available at: https://www.ipcc-nggip.iges.or.jp/public/2019rf/pdf/5_Volume5/19R_V5_6_Ch06_Wastewater.pdf. Access on Jan 10, 2024. 2) Specifications of the Brazilian GHG Protocol Program - Accounting, Quantification and Publication of Corporate Greenhouse Gas Emissions Inventories - Second Edition. GHG Protocol Guidelines Available at: https://repositorio.fgv.br/server/api/core/bitstreams/c7c1073a-44dc-489b-8c3c-da456d740692/content. Access on Jan 10, 2024.

Biogenic emissions verified in 2022 and 2023 GHG inventories were, respectively: 69,477.89 and 184,661.68 tCO2e.
From the 2022 inventory, we implemented methodology improvements. The 2023 inventory shows that sewage collection and treatment activities are the largest sources of GHG emissions, accounting for nearly 76.8% of the total. Electricity contributes with 4.6% and other activities account for nearly 18.6%.

The adopted global warming potential for CH4 is 28 and for N2O is 365 (Global Warming Potential (GWP) values from the IPCC's Fifth Assessment Report — AR5).

[2] Emissions in 2023 were higher than in 2022 due to the improvements implemented with the inclusion of new emission sources.

[3] The volumes of reuse water supplied for the years 2021, 2022, and 2023 take into account the values provided by the Company's ETEs and *Aquapolo Ambiental*.

Awards & Recognitions

Gold Seal of the Brazilian GHG Protocol Program

For the first year, we received the Gold Seal of the Brazilian GHG Protocol Program, awarded to complete and verified inventories of greenhouse gas (GHG) emissions by an independent entity accredited by the National Institute of Metrology Standardization and Industrial Quality (Inmetro). This is the highest level of qualification and contribution to mitigate GHG emissions. The Gold Seal of the Brazilian GHG Protocol Program relies on the support of WRI Brasil (**World Resources**). The recognition of this work of excellence is a relevant achievement and reflects our commitment to the technical improvement of our inventories and the delivery of consistent results.


GRI INFRA
AWARDS
2023

GRI Infra Awards

We won in two categories of the GRI Awards 2023. The Company won the "ESG Award - Outstanding ESG Project" category, recognized in the top ranking for the *Novo Rio Pinheiros* program and second in the ranking for the *Água Legal* program. In the Community Award - Local Community Development category, we came third with the *Ensinando a Pescar* (Teaching to Fish) Program.


TROFÉU TRANSPARÊNCIA
2023
PRÊMIO ANEFAC

Transparency Trophy 2023

In the category of Publicly-Held Companies with net revenue of up to BRL 20 billion, awarded by the National Association of Finance, Administration and Accounting Executives (Anefac). The award is technically analyzed by the Foundation Institute for Accounting, Actuarial and Financial Research (Fipecafi). In 26 years of the award, we accumulated 23 wins.

7th Success Cases & ESG Award from *Trata Brasil Institute*

We won the "Best ESG Cases" Award, with the *Novo Rio Pinheiros* project.

2023 Sanitation Ranking *of Trata Brasil Institute*

In partnership with consulting firm GO Associados. According to the Institute's survey, four of the 20 best sanitation municipalities in the country are served by Sabesp, including São Paulo, which is the capital with the best sanitation in Brazil.

São Paulo Diversity Seal

As we have a policy that promotes diversity in managerial positions in the Company. This effort to expand and disseminate the issue was recognized by the São Paulo Diversity Seal, awarded by the São Paulo State Government.

Child-Friendly Company Seal

Awarded again in 2023, for the commitments made in defense of the rights of children and adolescents, granted by the Abrinq Foundation.

Emotional Well-Being Index (Jungle /Great People-GPTW

We received, in 2023, the emotional health seal in the Strategic Stage: Teams engaged with the Mental Health topic. The result was extracted from Sabesp's 2023 Organizational Climate Survey, which adopts the GPTW 2023 methodology. The analysis of the results is based on the science of Neurolanguage, algorithms, and AI (artificial intelligence). The well-being index focuses on the Company's initiatives to develop Emotional Health, with an approach that integrates benefits and training with the team's routine. Most of the companies with the best organizational climate are at this stage.

ISO 14001 Certification

We renewed ISO 14001 (Environmental Management System) certification for 36 sewage treatment stations following an audit by Bureau Veritas Certification. The renewal of the certification reinforces our commitment to the highest environmental standards.

3

Our 50 years

Our 50 years

Investments to continue advancing in the future

In 2023, the advances and achievements made in five decades of existence prove that our mission has been and continues to be fulfilled. Sabesp has become synonymous with quality of life and is recognized for its efficiency, sustainability, innovation, and technology. These requirements are paramount to keeping the pace of achievements, without losing focus on preserving the environment, generating health and well-being for people, and attracting investors.

Currently, we are considered one of the world's largest sanitation companies and recognized as a standard of positive results and transparency. We serve nearly 62% of the total population of the State of São Paulo, with sanitation indexes corresponding to 98% water supply coverage, 93% sewage collection, and 85% of properties connected to sewage treatment. To achieve thesepercentages, significant investments were made over the decades, which ended up placing Sabesp in the position of Brazil's largest investor in sanitation, accounting for around 30% of all investments in basic sanitation in the country.

It was this track record of investment that allowed us to face, among other situations, the worst water crisis in southeastern Brazil, in 2014-2015, and ensure the supply of 20 million consumers in the Metropolitan Region of São Paulo - a case that consolidated Sabesp's outstanding perception in the sanitation sector. We are recognized for conducting major projects that focus on water resilience and security, with cutting-edge technologies that prioritize respect for the customer, the provision of quality services, and environmental care. These initiatives evidence that innovation has always been one of the pillars for the advancement of sanitation and a tool that will build the future, together with our ESG Agenda.


98%
supply coverage
93%
of sewage collection
85%
connected properties
sanitation indexes
percentage

New visual identity

In 2023, we launched a new light and vibrant visual identity. Developed by consulting firm FutureBrand, the new visual identity explores watercolor, mixing colors, liquids, and organic shapes, which represent sustainability, balance with nature, and express the commitment to innovation, transparency, and efficiency, while also highlighting the human side of the brand.

These light and varied elements were added to the Company's traditional symbol, which was given a new blue. The result was an identity that is constantly on the move and that celebrates life. It represents Sabesp's commitment to society and underscores the positive impact we generate by bringing more health and quality of life to people every day through sanitation.

With the new brand, we also created the 50th anniversary stamp. The stamp is another milestone of this date, bringing life, modernity, innovation, and movement, with many colors that celebrate life and remind us of sanitation, people, and the environment. The design of the seal has multiple versions and shapes, reflecting the dynamism and diversity of services offered by Sabesp.

> With the new brand, we also created the 50th-anniversary stamp. The stamp is another milestone of this date, bringing life, modernity, innovation, and movement, with many colors that celebrate life and remind us of sanitation, people, and the environment.


50 anos
New brand
new transformation

Axes and Structuring Projects

Moving forward with our 50-year legacy, we focus on leveraging projects and programs that prioritize certain fronts or structuring axes, aiming at remaining a key player in innovation, sustainability, and operating efficiency solutions, with cost savings and, therefore, greater competitiveness:

Energy Efficiency & Climate Strategy

As we have an energy-intensive operation, we have been looking for operational and technological alternatives to optimize efficiency, cut costs, and promote our climate strategy. We have developed and invested in energy autonomy projects that also aim at lowering greenhouse gas (GHG) emissions and the pressure on Brazil's energy systems, as well as enhancing the operational resilience of our water collection, treatment, and distribution infrastructures.

Circular Economy: Innovation & New Businesses

The principles and concept of circular economy are one of the main strategic drivers of our innovation and new business initiatives. We seek efficient solutions with a fully-fledged and seamless vision of the water cycle - from captation, treatment, distribution; collection, and treatment of sewage and effluents and the return of the products resulting from this treatment to nature.

With the circular economy, we aim to reduce the pressure on the use of natural resources, reduce greenhouse gas emissions, and create new busines sopportunities, making a significant contribution to implementing our ESG Agenda.

Sanitation Universalization and '*IntegraTietê*' Program

Our goals are primarily conducted to meet the objective of achieving universal and equitable access to safe drinking water for all, especially socially vulnerable people, within the parameters of the Sanitation Framework. In 2023, we set ourselves the goal of bringing forward to 2029 the completion of universal sanitation in the municipalities operated by Sabesp, ahead of the deadline set for 2033 in the Sanitation Framework.

As a major step towards universalization by Sabesp, the 'IntegraTietê' program provides for the expansion of sanitation in the Metropolitan Region of São Paulo. This program, launched by the Secretariat for the Environment, Infrastructure and Logistics (SEMIL), focuses on cleaning up the Tietê river. Sabesp will be in charge of the axis related to 'health and quality of life,' which aims to ramp up the sanitation network and waste management. By 2026, the goal is to deploy 600 kilometers of

interceptors and trunk collectors and 470 kilometers of collecting networks in the Metropolitan Region of São Paulo.

The proposition includes capacity expansion and retrofit of the Barueri, ABC, Parque Novo Mundo, São Miguel, and Suzano sewage treatment stations (ETEs), with significant gains for the environment. With the circular economy, solutions will be implemented aimed at operating efficiency in the recovery of resources and byproducts and the transformation of waste into reusable products, through the processing of sludge and gas generated in the process, as well as the installation of photovoltaic power plants aiming energy efficiency.

600km of interceptors and trunk-collectors by 2026

470km of collection networks in the São Paulo Metropolitan Region by 2026

Cross-sectional agendas: ESG & digital transformation

In 2023, two new areas were created in Sabesp's organizational structure, directly linked to the Chief Executive Officer, with the mission of executing sustainability, corporate governance, and digital transformation cross-sectional agendas (i.e., the Sustainability and Corporate Governance Superintendence and Digital Transformation Superintendence).

Both topics were inserted as relevant strategic pillars in the promotion of initiatives aimed at developing sustainability, the ESG Agenda and climate strategy, positive social impact, innovation, and innovative technologies, ensuring market competitiveness, and rapidly bolstering the value that Sabesp adds to its business, the environment and society in general.

Focus on customers

Based on the strategic declaration of the customer as the core of our business, the new Customer Executive Board was created, mainly aiming at advancing the continuous improvement of our service quality, underscoring digital interactivity, integration of relationship channels, and preparation of a relationship platform that will allow the gradual increase in the offer of new services.

The expansion of data management-based intelligence has begun to transform our business processes, also concerning our billing management. We enhanced the stages of our billing rules and encouraged the regularization of overdue debts through renegotiation campaigns that enabled 623,629 negotiations. All these actions drove the PECLD (Estimated Losses on Doubtful Accounts) from 4.2% in 2022 to 3.1% in 2023.

Regarding our major customers, we are pursuing to reposition ourselves as a competitive provider of fully-fledged sanitation and sustainability systems solutions, redesigning strategies and processes to achieve our goals.

New structure

We renovated and upgraded our organizational structure, aiming at making Sabesp more contemporary, agile, and efficient. The restructuring, which was strategically planned to be more consistent and dynamic, took shape with the new Legal Framework for Sanitation or *'Marco do Saneamento'* (Federal Law 14.026/2020). The changes that the sanitation sector is undergoing foment investment in healthy and responsible growth, to maintain competitiveness and create value for all stakeholders.

Considering the objective of the adjustments, one of the main pillars of the transformation journey was to restructure the areas of activity within the various executive boards. Sabesp Day, held on August 30th, 2023, presented the new configuration, the justification for the changes, and the actions to bolster efficiency.

Greater efficiency and competitiveness; the seamless vision of a unique Sabesp; prioritizing innovation and the use of data for decision making; a structure fine tuned with the sustainability and ESG principles; as well as a deeper understanding of our essential role in society and for the environment, are some of the guidelines that have guided our journey of renewal.

The new structure values increased efficiency and competitiveness.



Sistema de esgotamento de água Tremembé

Chief Executive Officer

It shall be incumbent upon the CEO to lead the execution of strategy and sustain the Company's integrated operation. The need to centralize the ESG Agenda in the Company, with a strategic view and corporate direction, and push ahead the digital transformation, which is paramount for efficiency gains and innovation, were two relevant drivers for the organizational restructuring. This culminated in the creation of the new Sustainability and Corporate Governance and Digital Transformation superintendencies, reporting directly to the CEO, who also maintained the internal audit, communications, and institutional ombudsman duties.


Customers
Channels consolidation, services, identification of opportunities
CSC
Integration and Processes review
Engineering & Innovation
Innovation and investments for universalization
Corporate People & Management
Change management, culture, and transformation
Regulation & New Businesses
Active involvement in regulatory and capital allocation issues
Economic-Financial and Investor Relations
CSC — Integration and Processes review
CEO
ESG and Digital Transformation
Customers
Operation & Maintenance
Engineering & Innovation
Corporate People & Management
Regulation & New Businesses
CEO
Economic-Financial and Investor Relations

Chief Financial and Investor Relations Officer

This executive board is liable for finance, investor relations, planning, control, and accounting areas. It also became responsible for the IT area and for implementing the Shared Services Center, which we call Sabesp Integrated Services, aiming at integrating, optimizing, and standardizing processes and contracts, allowing for gains of scale and in IT, with the mission of sustaining the business, updating, and upgrading systems and infrastructure. This executive board's objectives are to cut capital costs, optimize cash management and the financial investment portfolio, financial risk management, CAPEX financing strategy, and diversify the shareholder base, among others.

Engineering and Innovation Executive Board

Focusing investments and efforts on universalizing services and advancing operating efficiency were the main factors that led to consolidate the Engineering and Innovation Departments. This Executive Board allows us to plan the future of the operational systems, the Company's goals, and universalization. Their duties include expansion planning, projects, pricing, asset management, environmental planning and managing the innovation cycle, and controlling product quality, including energy and losses.

Focusing investments and efforts on universalizing services and advancing operating efficiency were the main factors that led to consolidate the Engineering and Innovation Departments.

Operation and Maintenance Executive Board

With a focus on operational performance and spring management, it seeks to deliver the best service with the lowest cost and time. It ensures the efficient operation and maintenance of sewage production, collection, and treatment systems and the provision of customer services. The combination of the two complementary areas aims to capture and implement best practices and improve integration.

Customers Executive Board

With the Company's customer-centric strategy, the new executive board was created to transform customer relationship processes, raising their perception of the value built by Sabesp, thus, allowing it to broaden service offerings in the future. The Company's priority is to create a more fluid, straightforward, and digital customer experience, combat delinquency, and identify process improvements across all billing rules stages.

Regulation and New Businesses Executive Board

This Executive Board's duties include managing the regulatory agenda and institutional relations with the granting authorities, also developing new regulated and non-regulated businesses. It will also be liable, among other duties, for coordinating strategic positioning, negotiating, and monitoring TACs [conduct adjustment agreements]/legal settlements and institutional representation, assessing and conducting M&A operations, exploring the value potential in the systems we operate, tendering for and winning new concession and PPP agreements. Winning the auction for the Olímpia (SP) concession is an example of these new business opportunities and a competitive milestone, which led us to become the first state-owned company to win a sanitation concession auction.

People and Corporate Management Executive Board

Aiming at improving the organizational climate and the efficient allocation of funds, the People and Corporate Management Executive Board was given new responsibilities as a result of the organizational restructuring, with the specific objectives of ensuring the best working conditions for people in an evolving-change scenario, the efficient asset management and the acquisition of inputs and services, the Company's compliance and legal security, as well as bolstering organizational performance management.


sabesp
www.sabesp.com.br

Corporate Governance Structure

GRI 2-9, 2-10, 2-11, 2-12, 2-14

Sabesp's governance structure provides the necessary support to define and conduct the decision-making process, in accordance with best practices and in line with the precepts and ESG Agenda.

In 2023, significant strides were seen in the Company's corporate governance structure, by setting up non-statutory advisory committees to the Board of Directors, namely the Sustainability and Innovation Committee, the Strategy and New Business Committee, and the People and Culture Committee.

Therefore, our governance structure consists of a General Shareholders' Meeting, a Board of Directors, a Fiscal Council, a Statutory Audit Committee, an Eligibility and Advisory Committee, non-statutory Advisory Committees, and a Joint Committee (CEO and Executive Boards).

Shareholders' Meeting

The General Shareholders' Meeting is the highest decision-making body, by majority vote. Only for amendments to the Bylaws a minimum quorum of 2/3 of shareholders is required, as provided for by Federal Law No. 6.404/76. It shall be incumbent upon the Shareholders' Meeting to decide the management's proposals for the conduct of business and initiatives for its development, as well as the accounts and financial statements. It also defines elections and dismissals in the Board of Directors, Fiscal Council, and Eligibility and Advisory Committee. In 2023, two shareholders' meetings were held in April and August.

Board of Directors

It can be made up of 7 to 11 members, for a two-year term of office (up to three consecutive reappointments allowed). According to the Company's Bylaws, the Board of Directors will rely on, at least, 2 or 25% of members who meet the criteria of independence, with the board member elected by minority shareholders in a separate vote also being considered independent. At the end of 2023, the composition of the Board of Directors exceeded the minimum set out in this rule, as well as in the law and the Novo Mercado Rules, with 4 independent members out of the 11 members elected and vested in office. Among these 11 board members, 1 member represents employees and 1 member represents minority shareholders.

In 2023, significant strides were seen in the Company's corporate governance structure, by setting up non-statutory advisory committees to the Board of Directors

Among the main duties of the Board of Directors, we point out:

- Approving the strategic plan, including the updated long-term strategy with analysis of risks and opportunities for at least the next five years, action guidelines, result targets, and performance review indexes;
- Approving the business plan for the following fiscal year, annual and multi-year programs, indicating the respective projects;
- Approving the Company's expenditure and investment budgets, indicating the sources and use of funds;
- Implementing and overseeing the risk management and internal control systems set out for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; and
- Annually analyzing the achievement of targets and results in the execution of the business plan and long-term strategy, as well as officers' performance.

The Board of Directors is advised by the Statutory Audit Committee, the Eligibility and Advisory Committee, and non-statutory Advisory Committees. Except for the Chief Executive Officer, who also sits on the Board, all the other members of the Board are non-executive, as are the members of the Audit Committee.

The Chief Executive Officer, as long as he remains in office, is a member of the Board of Directors, but may not hold the office of Chairman. The Chairman of the Board also is not a member of the Board of Executive Officers.

Sabesp's members of the Board of Directors are elected among citizens of flawless reputation and notorious expertise, considering diversity of experience, behavior, cultural aspects, age group, and gender. Candidates nominated for the Board of Directors also have their compliance process checked by the Eligibility and Advisory Committee.

Fiscal Council

The Fiscal Council is a permanent body liable for overseeing the management's acts and verifying compliance with their legal and statutory duties; it carries out quarterly analyses of the financial statements prepared by Sabesp; and, among other duties, it renders opinion on management proposals to be submitted to the Shareholders' Meeting in relation to certain matters defined by law and takes cognizance of the main information related to the Company's corporate risk management process.



At the end of 2023, Sabesp's Fiscal Council relied on 4 sitting members and 4 deputy members, yearly elected by Shareholders' Meeting, and up to two consecutive re-appointments are authorized. Pursuant to the Company's Bylaws, the Fiscal Council can have from 3 to 5 sitting members and respective deputies. The participation of 1 minority shareholder representative and his /her deputy is ensured, with a term of office that coincides with that of the other members.

Like the members of the Board of Directors, the candidates nominated for the Fiscal Council also have their compliance process checked by the Eligibility and Advisory Committee.

Statutory Audit Committee

The Statutory Audit Committee's main duty is to advise the Board of Directors. The body is made up of three members, elected from the members of the Board of Directors, who meet the requirements of independence, technical knowledge, availability of time, identification, and/or compliance with applicable exemptions, in accordance with the rules of the Brazilian Securities and Exchange Commission (CVM) and the US Securities and Exchange Commission (SEC).

The Statutory Audit Committee relied on three members at the end of 2023, one of whom was a financial specialist and the other a coordinator, all independent members. Among the Committee's main duties are: assessing the effectiveness of the internal controls and corporate risk structures and processes; analyzing the guidelines for the process of hiring and dismissing independent auditors; assessing and monitoring the Company's exposure to risk; and monitoring the execution of the internal audit's annual work plan, compliance activities, the process of presenting the financial statements and the integrity program's development and progress.

Eligibility and Advisory Committee

With no fixed term of office, the Eligibility and Advisory Committee is made up of three members, all appointed by the majority shareholder (São Paulo State Government) and elected by the shareholders at the Shareholders' Meeting.

This committee is liable for overseeing the processes of nomination and evaluation of members appointed to hold positions on the Board of Directors, Fiscal Council, Statutory Audit Committee, and Board of Executive Officers, attesting the compliance with the related laws and the Company's Bylaws.

Non-statutory Advisory Committees

The non-statutory Advisory Committees were set up in October 2023, with the aim of advising the Board of Directors in overseeing the Company's business and making decisions, acting as auxiliary and advisory bodies. They have autonomy and independence in the performance of their duties, but no decision-making or executive powers.

The composition and members of these non-statutory Committees shall be defined by the Board of Directors, and members may be appointed from among the members of the Board, as well as non-board members or independent members, with a term of office coinciding with that of the members of the Board of Directors.

Sustainability and Innovation Committee

The Sustainability and Innovation Committee is made up of three members of the Board of Directors and has the specific duties of overseeing, dealing with matters and issues related, but not limited to: initiatives and projects connected with innovation and new technologies, aimed at competitiveness and socioenvironmental and financial sustainability; technologies linked to innovation and sustainability, including for the purpose of drawing up strategic projects for Sabesp's businesses; policies, procedures and guidelines which are the responsibility of the Board of Directors and which, shall be observed by the Company and/or its subsidiaries, referring to innovation and the management of environmental, social and governance - ESG risks; initiatives concerned with human and social rights, as well as the implementation and maintenance of practices that foster diversity and inclusion in the various initiatives and projects related to climate transition, adaptation and resilience, including, but not limited to, climate scenarios, low carbon economy and greenhouse gas management policy.

Strategy & New Businesses Committee

The Strategy and New Business Committee is made up of three to four members of the Board of Directors and its main objective is to foster, discuss, review, and oversee initiatives and projects related to the preparation and review of Sabesp's corporate strategy, as well as new projects. Its duties include guiding the planning, negotiation, and implementation of these initiatives, as well as dealing with issues, such as potential negotiations and transactions, studies for participation in new businesses, strategic planning, market monitoring, analysis of technological trends, and the definition of policies and strategic guidelines. The committee aims to extract the best value for the Company and enhance its positioning in the market, considering aspects such as structure, economic feasibility, and alignment with business strategy.

People & Culture Committee

The People and Culture Committee is made up of three members of the Board of Directors and its main mission is to promote, review, and oversee initiatives and projects that improve the management of the Company's human capital, ensuring its strategic alignment. Its duties include dealing with issues, such as compensation, recruitment, organizational culture, organizational redesign, performance targets, compensation plans, benefits, Board of Directors' evaluation, recruitment of leaders, and management of relationships with unions and trade associations. In addition, the Committee addresses issues related to health, occupational safety, diversity, and inclusion, as well as oversees performance review processes and defines goals for employees and management. The Committee seeks to ensure the implementation and development of a healthy, equitable, and productive working environment, contributing to the effective and sustainable development of the Company.

Joint Committee

The Joint Committee (CEO and Officers) is responsible for the executive management and conduct of Sabesp's businesses, preparing the strategic planning and business plan, approving the corporate risk map, and assessing results, among other issues.

At the end of 2023, Sabesp's Board of Executive Officers was composed of seven members, all of them elected for a two-year term of office, with at most, three consecutive re-appointments allowed. The Officers are elected by the Board of Directors, one of whom is appointed Chief Executive Officer and the others in accordance with the Company's Bylaws. It is the responsibility of the Governor of the State of São Paulo to nominate the Officers for election by the Board, after analysis by the Eligibility and Advisory Committee to verify the compliance with the nomination process.

The Joint Committee is also advised in decision-making by technical committees on strategic issues relevant to the Company's businesses, which are made up of the Company's leaders and executives.

Risk Management, Internal Audit and Ethics Committee

Sabesp's corporate governance relies on a structure focused on risk management that fosters corporate ethics, overseen by the Statutory Audit Committee, aimed at ensuring transparency and compliance in all its processes, activities, businesses, and initiatives, pursuant to applicable laws and best market practices. With this structure, we were also recognized with the Transparency Trophy 2023, awarded by Anefac (National Association of Finance, Administration and Accounting Executives).

Compliance and Risk Management Area

The Company has a compliance and risk management area linked to the CEO and headed by the People and Corporate Management Executive Board, and can also rely on the operational support of the internal audit and maintain direct dialogue with the Fiscal Council, the Statutory Audit Committee and the Board of Directors, in the event of suspected involvement in irregularities by members of the Executive Board. This area is also liable for drawing up, coordinating, and monitoring the Integrity Program; disseminating the culture of integrity across all hierarchical levels of the Company; identifying and managing corporate and operational risks, with a view to improving corporate governance and the execution of strategic planning; designing integrity analyses (Integrity Background Check).

Corporate Risk Management Committee

GRI 2-16

The Committee is technical, advisory, and permanent and reports to the Joint Committee. It relies on representatives from all the Executive Boards and is coordinated by the compliance and risk management area. The Committee monitors the annual corporate risk management work plan, assesses the Institutional Corporate Risk Management Policy, the Charter of the Corporate Risk Committee and the levels of risk management that define responsibilities for approving and treating risks; monitors the works of identifying, analyzing, evaluating, treating, communicating and monitoring

the risks for which the Company's executive boards and superintendence areas are responsible; every two months, it monitors the progress of the implementation of mitigating action plans and risk indicators, as well as assesses the corporate risk map; and advises the Joint Committee on corporate risk management-related matters.

Internal Audit

The Company has an internal audit department, which is linked to the Board of Directors through the Audit Committee and, administratively, to the Chief Executive Officer. It is the area in charge of assessing the internal controls adequacy, risk management effectiveness, and governance processes, carrying out audit projects based on the annual plan approved by the competent authorities, evaluating events, and coordinating investigative inquiries.

Ethics Committee

GRI 2-25

The Company has a permanent technical committee with the important mission of disseminating, applying, and continuously updating the Code of Conduct and Integrity, making the necessary adjustments to reflect current scenarios, and encouraging employee commitment to the principles set out by the compliance and risk management area. The Committee is also liable for assessing the results of the investigations received through the Whistleblowing Channel and the consultations conducted through the Trust Channel, analyzing, justifying, and deciding on ethical issues that are brought to its attention, when called upon; and defining the disciplinary measures applicable in the event of moral or sexual harassment verified in an investigation procedure, after receiving a conclusive report drawn up by the Harassment Investigation Committee (CAA), coordinated by the people management area.



Presentation
Introduction
OUR 50 YEARS
Sustainability in the core of business
How we are evolving the ESG agenda
Economic and financial performance
Useful information

Sustainability-Driven Corporate Strategy

The current strategy seeks to include in its methods the transversality and relevance of environmental, social and governance principles. In this way, it is possible to promote the reduction of risks and the strengthening of Sabesp's transparency.

Sabesp, through sanitation, contributes significantly to the preservation and conservation of the environment and to people's health and quality of life.

However, in 2023, we pursued to go beyond. Recognizing the cross-cutting nature and relevance of environmental, social, and governance (ESG) principles to our business, we reinforced our corporate strategy to include the ESG Agenda in our strategic drivers and objectives.

Sabesp's ESG agenda aims at developing, corporately, the principles of the 2030 Agenda which emerged from an agreement signed in 2015 by the member countries of the United Nations (UN), with a commitment to follow the measures recommended in the document 'Transforming Our World: The 2030 Agenda for Sustainable Development'.

To this end, for the first time, we are linking our strategic objectives and our Materiality Matrix to the Sustainable Development Goals (SDGs). This was a relevant step towards ensuring a long-term vision of corporate sustainability and reinforcing our effective contribution to the environment.

Good management focused on ESG principles allows us, on the one hand, to reduce risks with more efficient risk management and to bolster transparency and compliance, as well as the reputation, credibility, and brand image along with society; on the other hand, it leads to the enhanced opportunities and new initiatives and businesses, market competitiveness and access to sources of financing with better conditions and attractiveness for the financial and capital markets.

In addition to including the ESG Agenda in our long-term corporate strategy, we are pursuing stronger commitments to innovation and innovability, digital transformation and technology, efficiency and modernization, competitiveness, and customer focus, so that we can continue to grow consistently with high added value for our stakeholders.

Innovation and digital transformation are relevant resources for the development of sustainable, alternative, and creative solutions that ensure the feasibility of our planning with the circular economy and solutions that consider climate and environmental aspects to execute our climate strategy. Our customer-centric vision, innovation, and digital transformation also serve as an important lever for the development of our social initiatives, with gains of scale in the quality of service and special attention to vulnerable communities and regions, and our relentless search for new tools and technologies pushes ahead our data-based management, transparency, and compliance.

Therefore, the current corporate strategy includes strategic objectives, indicators, and goals, as well as a purpose, mission, and vision with sustainable parameters aligned with the SDGs and our commitment to contribute to improving people's quality of life while reducing impacts on the environment.

In 2023, our strategic drivers and objectives were:

PURPOSE
Transforming people's lives for a more inclusive and sustainable society.

VISION
To be a world benchmark in sanitation innovation and sustainability.

MISSION
Providing sanitation services with excellence.


STRATEGIC OBJECTIVES
Bolster Sabesp's processes efficiency and build up the supply chain
Maximize the economic and financial results to ensure Sabesp's growth and sustainability
Be competitive to sustain and broaden its area of activity
IN-HOUSE PROCESSES DIMENSION
SUSTAINABILITY DIMENSION
CUSTOMERS & MARKET DIMENSION
SOCIETY
PEOPLE & INNOVATION DIMENSION
Promote sanitation universalization to build positive impacts on society and the environment
Be a benchmark in services rendered in Brazil
Be a modern, inclusive, and groundbreaking company

The strategic drivers and objectives support Sabesp's current ambition to be the best sanitation company in the world. In renewing our strategy, we have also structurally incorporated people and the environment into our business.

Our goal is to ensure that lives are transformed for a more inclusive and sustainable society, to provide our services with excellence, and to strive to be a world benchmark in this area.

The guidelines that drive our sustainability strategy seek to contribute to:

Universalization — Working towards universalization in the operated municipalities;

Professional and personal development — Identifying talents, providing continuous access to operational, technological, and managerial expertise, and creating environments that enhance values;

Integration of services rendered to the Company — Innovative technologies and systems that centrally serve the entire organization more efficiently;

Developing objectives and targets to enhance the socioenvironmental aspects of the areas in which it operates — Meeting environmental requirements, expanding sewage treatment, lowering the discharge of untreated sewage into water bodies, and improving ESG actions aimed at mitigating socioenvironmental risks and/or those linked to corporate governance;

New business growth — Operating in new sectors that create financial opportunities and contributing to the execution of the corporate strategy. Thinking about the water cycle as a whole (circular economy), from water collection, treatment, distribution, sewage collection, and treatment, and the return of these products to nature efficiently and in harmony with the environment and society;

Financial Return — Ensuring a positive financial result in order to secure investments in the provision of services, as well as providing adequate and fair remuneration for shareholders;

Energy sources — Increasing the renewable energy share in its energy matrix, investing in the use of solar energy and energy sources from its circular economy;

Circular economy — Promoting the circular economy to help reduce pressure on the use of natural resources, using sludge from treatment stations to produce fertilizers and energy elements, as well as promoting water reuse;



fertilizer production unit

Community — Caring for the community with excellence in service provision, but also serving underprivileged communities with lower tariffs and social programs that generate higher income, sanitary and environmental education, and healthcare; and

Transparency — Managing the Company with the best market practices in terms of corporate governance and transparency.



ETE São Miguel

Access to water and basic sanitation

GRI 3-3 Access to water and basic sanitation, GRI 303-1

In line with the Legal Framework for Sanitation and advancing targets, we have directed actions, projects, and investments towards the expansion of water supply and sewage collection networks, seeking to universalize access to sanitation in the municipalities we operate, including serving irregular areas, remote and vulnerable populations, and addressing both strategies for physical access to the system (network expansion) and greater accessibility to water and sanitation.

As we operate in the State with the highest population concentration in the country, serving 28.1 million people in 376 municipalities, we are aware of the risks to the provision of sanitation services arising from climate change, especially the increasingly frequent events of dry seasons, evere droughts, and increased rainfall, which may compromise the normality of supply.

To enhance water security and resilience, we have adopted strategies, such as long-term operational planning, with actions to build up the infrastructure and its controls, bolstering risk management, and intensifying campaigns for the rational and conscious use of water. Examples of initiatives include the Water Security Study for Water Supply in the São Paulo Macro-Metropolitan Region and the Program for the Rational Use of Water (PURA).

Serving 28.1 million people in 376 municipalities, we are aware of the risks to the provision of sanitation services arising from climate change.

Water and sewage systems in the Metropolitan Region of São Paulo

The Integrated Metropolitan Supply System (SIM) relies on a solid water infrastructure, reinforced after the severe water crisis of 2014/2015. It is distributed among nine Production Systems - Cantareira, Alto Tietê, Guarapiranga, Rio Grande, Rio Claro, São Lourenço, Ribeirão da Estiva, Capivari, and Alto Cotia - jointly with the Guarulhos supply system, plus two isolated systems (Cabuçu and Tanque Grande).

For more than two decades, Sabesp has been building and perfecting the Metropolitan Water Program (PMA), based on the supply and demand projections of the Water Supply Master Plan, which considers historical data, expectations of future scenarios, and risk parameters, updated after 2014-2015. The Program has a solid water infrastructure, with a total capacity of 82.7 m³/s of springs available for treatment, above the maximum capacity granted (80.7 m³/s).

In recent years, new sources of water from outside the Alto Tietê basin have been added and the capacity for treatment, reservoirs, and the transfer of raw and treated water between various supply systems and served regions has been increased. The construction of redundancy systems as a backup

Supply Integrated System in the Metropolitan Region of São Paulo


Guarapiranga
São Lourenço
Cantareira
Alto Tietê
Itapanhaú river interconnection (Alto Tietê) (under construction)
Rio Claro
Cotia
Capivari
Rio Grande
Ribeirão da Estiva
Systems areas of activity
Cantareira
Guarapiranga
Alto Tietê
Rio Grande
Alto Cotia
São Lourenço (intersec. Alto Cotia)
Capivari
Rio Claro
Ribeirão da Estiva (intersec. Rio Claro)
Tanque Grande
Cabuçu
Sistemas isolados
Systems intersection areas
Cantareira / Guarapiranga
Cantareira / Alto Tietê
Cotia / Guarapiranga
Guarapiranga / Rio Grande R. Claro/
A. Tietê / Cantareira
Rio Grande / Rio Claro
Guarapiranga / R. Claro / Alto Tietê /
Alto Tietê / Rio Claro
Cantareira / São Lourenço
Cantareira / Tanque Grande

in the event of severe drought has also contributed to advancing the system, such as the interconnection of the Atibainha reservoir (Cantareira System) with the Jaguari reservoir (Paraíba do Sul river basin), which was crucial for coping with drought in the summers of 2020, 2021 and 2022. The new structures allow for greater water reserves and flexibility in serving urban areas, enabling regions with lower availability to be served by others in more comfortable situations.

It is worth noting the use of water from the Itapanhaú river basin to supply the Metropolitan Region of São Paulo (RMSP), which is a system for reversing water from the Sertãozinho river (which forms the Itapanhaú river) to the Biritiba reservoir, aiming at increasing water security for the Alto Tietê Producer System (SPAT), as part of the efforts towards structural solutions to step up water security and resilience.

The project is located in the municipality of Biritiba Mirim and most of its structures are in the buffer zone of the Serra do Mar State Park (PESM). The works, which had been halted in 2022, resumed in October 2023 and are expected to start operating at the end of 2024.

Concerning sewage systems, we highlight the start of works to expand and upgrade the ABC ETE, the sewage collection and disposal system in the Vertentes district of Guarulhos (+3,000 l/s of treatment capacity, 188 km of collection networks, 6,688 connections, 27 pumping stations, 6,463 m of trunk collectors and discharge lines), with nearly 860,000 served people.



ETE Várzea do Palácio - Guarulhos

Main achievements in 2023

Water

- Operational Safety Works, such as the upgrade of the substation, transformers, and electrical panels of the Santa Inês Pumping Station (Cantareira System).
- 2 reservoirs in Guarulhos (+ 10,000 m³ of reservoirs), with nearly 860,000 people served.
- Expansion of Rio Grande ETA.
- Vila Alpina new water mains.

Sewage

- Center Norte region Interceptor.
- Franco da Rocha ETE and Fazendinha ETE, in Santana de Parnaíba.

Water Security Study in the São Paulo Macro-Metropolitan Region

The Water Security Study of the Water Supply in the São Paulo Macro-Metropolitan Region kicked off in 2023, aiming at updating the mapping of aspects related to water security in this region, which covers four legally established metropolitan regions (São Paulo, Baixada Santista, Campinas and the Vale do Paraíba and North Coast) as well as 3 urban clusters and 2 micro-regions. It should be noted that this is the territory with the highest population and economic density in the State of São Paulo and Brazil.

The work is being carried out using data from the fluviometric and rainfall monitoring networks, whose series have been updated and complemented by statistical methods (historical series of monthly average flows updated from January 1931 to December 2020, for a total of 1,080 months) and likely impacts of climate change on the region's water availability have also been assessed.

For the projection of future demand (urban, industrial, rural), various studies on this topic conducted by other entities and by Sabesp have been used, and, in the specific case of the municipalities operated by Sabesp, its operational and contractual data have been adopted, added into 62 demand zones.

In addition, the study will develop water balance modeling with the 'AcquaNet' software, associated with the Decision Support System - SSD. This modeling is of the flow network type, done by trial and error, where flows are increased until service deficits decline. At first, the limit to be used for service deficits considered acceptable will be 2% for urban demands, 10% for industrial demands, and 20% for agricultural demands.

Based on these estimates, this Water Security Study for the São Paulo Macro-Metropolitan Region should be completed by 2024 and will serve as the basis for revising the Water Supply Master Plan, which in turn will contribute to advancing our Metropolitan Water Program (PMA).

Metropolitan regions

São Paulo



Baixada Santista



Campinas



Vale do Paraíba e Litoral Norte



'IntegraTietê' Program

Moving forward with the Tietê Project's actions and incorporating the 'Novo Rio Pinheiros' program, the 'IntegraTietê' Program was launched in March 2023, an initiative that encompasses short, medium, and long-term measures to clean up and revitalize the Tietê river. For Sabesp, this program is of significant relevance for the achievement of Sabesp's goal of universal sanitation, with the expansion of services in the Metropolitan Region of São Paulo.

The program was launched and is under the general coordination of the State Secretariat for the Environment, Infrastructure, and Logistics - SEMIL, involving various bodies and entities: Sabesp, EMAE, Cetesb, DAEE, Government Secretariats, municipal governments involved, and civil society partnership.

Sabesp was liable for developing the 'health and quality of life' pillar of the Program, with actions to ramp up the capacity of

INTEGRA TIETÊ



Parque Novo Mundo ETE

treatment stations and complement the infrastructure of sewage collection and removal pipes, aiming at completing the interventions within the deadlines defined in Law No. 11.445/2007 (with wording updated by Law No. 14.026/2020) and contributing to the gradual recovery of the waters that reach the Tietê river.

Nearly 2 million properties will be connected to the system, with the expansion and optimization of the sewage collection, transport, and treatment infrastructure, according to the Sewage Master Plan for the Metropolitan Region of São Paulo. In total, more than 6 million people will be serviced with the complete sanitation cycle, a population equivalent to that of Rio de Janeiro city.

Started in 1992, the 'Tietê Project' is the country's largest environmental sanitation program and was designed to meet the major challenge of bolstering the collection and treatment infrastructure in one of the world's largest urban clusters. Irregular occupations, clandestine discharge of residential and industrial sewage, environmental degradation of preservation areas, poor supervision, and high population concentration make the Metropolitan Region of São Paulo a highly complex area for expanding sanitation services.

With actions carried out simultaneously in more than 30 municipalities, the Tietê Project has contributed directly to the gradual revitalization of the Tietê river and its affluents, providing public health and enhancing the population's quality of life.

Over these 31 years, approximately 5,200 km of trunk collectors, interceptors and collection networks, and pipes to collect and transport sewage to the treatment stations, have been built. The installed treatment capacity saw a three-fold increase, with the construction of the ABC, Parque Novo Mundo, and São Miguel ETEs and the expansion of the Barueri ETE, the largest station in South America and one of the world's largest stations.

With US$ 3.8 billion in investments, the project has already provided sewage collection and treatment to a population of over 12 million people. It is as if the population of London and Paris combined now had access to basic sanitation infrastructure. The flow of treated sewage recorded in 2023 is almost six times higher than in 1992, upsurging treatment from 24% to 85% of the volume collected. Collection network coverage, which served 70% of the population living in the formal area at the start of the project, jumped to 93%.

With US$ 3.8 billion invested, the project has already brought sewage collection and treatment to a population of more than 12 million people. The flow of treated sewage recorded in 2023 is almost six times higher than in 1992.

ETEs expansion

Between December 2023 and January 2024, we announced the bidding processes for the retrofit and expansion of three sewage treatment stations: São Miguel Paulista ETE, on the left bank of the Tietê river, at km 25 of the Ayrton Senna highway; Parque Novo Mundo, in the municipality of São Paulo, on the right bank of the Tietê river, near the Fernão Dias highway; and Barueri ETE, located on the left bank, between the municipalities of Carapicuíba and Barueri.

Currently, the installed treatment capacity of the Parque Novo Mundo ETE is 2.5m³/s, with an estimated increase to 6.2m³/s. The São Miguel Paulista ETE, whose capacity is currently 1.5 m³/s, is expected to rise to 5.5 m³/s. At the Barueri ETE, whose capacity today is 16 m³/s, a surge to 22 m³/s is estimated.



Barueri ETE

We will optimize these ETEs with new technological routes based on the circular economy, converting them into waste recovery units to minimize waste disposal and the adverse impact on the environment, above all, bolstering lower Scope 1 GHG emissions and leveraging our climate mitigation plan. In addition to preparing the stations to receive a greater volume of collected sewage, the expansion and retrofit works will allow the effluent to be widely reused

The new technological processes to be adopted should make the three plants reuse part of their own post-treated effluent water, produce and privilege biogas as an energy source, and use sludge sustainably as organic fertilizer, among other things. Under the terms of the bidding process, the proposals for implementing these projects should be known in early 2024.

'IntegraTietê' Program Financing

To cope with all challenges, in June 2023, Sabesp signed a new financing agreement with the International Finance Corporation (IFC), the World Bank Group's institution, totaling R$1 billion, connected with sustainability goals, and accordingly, classified as a sustainability-linked loan. The funds are earmarked for investments in basic sanitation infrastructure in the Metropolitan Region of São Paulo from 2021 to 2025.

We have also signed a new financing agreement totaling R$470 million with IDB Invest, a member of the IDB Group (Inter-American Development Bank), which assists businesses and sustainable projects and is supported by Proparco, a subsidiary of the French Development Agency.

This is the second contract signed with the bank for the same amount, totaling R$940 million in support from IDB Invest (the first contract was signed in June 2022). The funds will be used entirely for works related to the sanitation expansion in the Metropolitan Region of São Paulo.

The estimate is that R$17.6 billion will be invested by 2028 in works to expand the sewage collection and treatment infrastructure in the Metropolitan Region of São Paulo.



Treatment Station

Water and sewage systems Inland and on the Coast

The areas served by Sabesp have different water resource characteristics. Inland, especially in the western region of the State of São Paulo, the supply task is under less pressure due to the existence of various sources of supply, which make it possible to use wells and municipalities with smaller populations. Even so, we do not neglect the maintenance of the water network for safe supply since no region of the planet is exempt from climate threats.

We have already mapped the alternative sources of supply throughout the inland, which can be used for reinforcement in the event of droughts and extreme climate events. In case of more critical situations, we have adopted emergency systems, quick-connect water mains, and other measures to avoid disruptions in the supply of water to the population. As a result of these efforts, services are considered universal in 270 inland municipalities.

For the coast, besides mapping the sources of supply, we have drawn up a contingency plan, designed to ensure service, also during the high season, when coastal cities receive large numbers of tourists, visitors, and vacationers, as well as the local population. In addition to the team of employees and collaborators, the Company is reinforcing its field teams and increasing the number of shifts and equipment inspections.

In 2023, meteorological institutes predicted high summer temperatures. This means large numbers of tourists overloading the system with high consumption peaks during the summer season. To ensure uninterrupted service in the Baixada Santista region, for instance, we completed the reinforcement of reservoirs, with the construction of five new sets of large reservoirs, with the mission of regularizing supply during peak consumption period.

In pursuit of universal basic sanitation, with cutting-edge technologies to enhance the quality of our services and preserve the environment, we continue to invest heavily in the Coast and Inland areas of the State.



Main achievements in 2023

Water

- Improving water resilience in the State's inland, including the construction of water treatment stations (262 l/s of treatment capacity, 4 pumping stations, 105 km of water mains, 4,680 m^3 of reservoir capacity, and 4,100 m of networks), with around 2.2 million people assisted.

- The Botucatu dam on the Pardo river (10 million m^3) will benefit around 142,000 people.

- Duplication of the Mambu ETA, greater water resilience in the Baixada Santista region, and resumption of the construction of the 5 reservoirs in Bertioga, Guarujá, Santos, Itanhaém, and Peruíbe (+1,600 l/s of treatment capacity, 16 km of water mains and +30,500 m^3 of reservoir capacity), with nearly 2.1 million people benefited during the summer seasons.

- Works began on the reservoirs in São Sebastião and Ubatuba (water resilience) (9,000 m^3 of reservoir capacity, 2.6 km of networks, and 4 pumping stations), benefiting nearly 12,300 people.

Sewage

- Implementation of small sanitation systems in various locations (62 l/s of sewage treatment capacity, 57 km of collection networks, 3,115 connections, 26 pumping stations, 42 km of collectors and booster networks), with nearly 127,000 people benefited.

- Works in Praia Grande, São Vicente, Guarujá, and Peruíbe (+1,380 l/s of treatment capacity, 4 km of trunk collectors, 162 km of collection networks, 14,205 connections, and 27 pumping stations), as well as the start of the rehabilitation of the Rua Goiás trunk collector in Santos and works of the Cibratel and Gaivotas districts sanitation system in Itanhaém (3.6 km of sewage collection networks, 2,288 connections and 3 pumping stations), with nearly 1.4 million people benefited.

- Start of the SES (sanitation) works in the municipalities of Ubatuba, Caraguatatuba, and Ilhabela (+451 l/s of sewage treatment capacity, 28 km of collection networks, 2,184 connections, 16 pumping stations and 4,745 m of collectors), with nearly 163,740 people benefited.

'Onda Limpa' Program

Created in 2007, this program aims at enhancing sanitation, preserving natural resources, and protecting marine ecosystems, with direct effects on real estate development and the attraction of tourists. The project consists of deploying sewage systems in the municipalities of the Baixada Santista Metropolitan Region, including the implementation or expansion of sewage treatment stations and submarine outfalls.

Since 2018, we have been conducting the second stage of the program, which aims to universalize services and improve the quality of rivers and oceans. Considered the largest environmental sanitation program in the Brazilian coast, the total investment for the second stage is expected to be R$1.4 billion in the region. The third stage of the program aims to universalize collection coverage and maintain the treatment of 100% of the sewage collected. In 2019, the 'Onda Limpa' Program was expanded to the North Coast, aiming at intensifying investments in sanitation in the four municipalities in the region.



São Sebastião - SP

In 2023, we moved forward with the work in progress, such as the sewage system in the Gaivotas district, in Caraguatatuba; the Barra do Una ETE and the Maresias Sanitary Sewage System, in São Sebastião; the expansion of the Main Sewage System in Ubatuba, with the expansion of the Tamoios ETE and Sewage Pumping Station; and the construction of a new treatment station and effluent collection network in Ilhabela.

Immediate investment in these projects will have a positive impact on the quality of life, health, the environment, and tourism, the main economic activity in the region, besides avoiding contamination of coastal waters, preventing the proliferation of diseases, and ensuring the beaches are safe for swimming. Since its inception, 118,000 sewage connections have been implemented, raising the collection rate from 53% to 86%. All sewage collected receives treatment.

Water and Sewage Targets: Performance & Projections

Our operational performance is mainly tracked by service performance indicators, including the number of water and sewage connections, the number of savings connected to sewage treatment, and the loss ratio, measured in liters/connection/day.

The levels of coverage with water supply and sewage, as well as the level of savings connected to treatment and new connections, show the current performance and what Sabesp expects for the coming years. Our targets are driven to meet the goal of achieving universal and equitable access to safe drinking water for all by 2029, especially for socially vulnerable people, ahead of the deadline set by the Sanitation Framework.

The internalization of these concepts is paramount, making all employees realize the relevance of the corporate value of these projections. The projections are supported by the Capex Plan and are adjusted by Sabesp's management, which considers, among other factors:

- Domestic and international macroeconomic conditions, inflation rates, and interest rates;
- Availability of domestic and international funds for financing the basic sanitation sector and raising capital via the capital markets;
- Populational growth;
- Obtaining the necessary environmental licenses; and
- Climate conditions.

The chart below shows the expected trajectory projected until 2028.

	ACCOMPLISHED	GOALS					
	2023	2023	2024	2025	2026	2027	2028
Coverage with water supply %	98	98	99	100	100	100	100
Coverage with sewage collection %	93	93	95	97	98	98	99
Savings ratio connected to sewage treatment	85	87	85	88	95	96	96
New water connections (thousand)	188	190	195	197	182	180	254
New sewage connections (thousand)	191	230	263	292	237	207	290
Total loss ratio in distribution - IPDt (liters/connection/day)	260	248	255	254	253	252	251

Multi-year Capex Plan (PPI)

In 2023, we announced our Multi-year Capex Plan (PPI) for the 2024-2028 period, totaling R$47.4 billion, already including 'IntegraTietê' project investments, launched in March 2023. The Plan foresees investing a total of R$33.91 billion in systems expansion by 2028, R$6.35 billion in water systems, and R$27.56 billion in sewage.

To improve systems, efficiency, and asset renovation, the Company plans to invest R$11.27 billion by 2028. Out of this total, R$3.31 billion will be allocated to loss control and reduction, and R$7.95 billion to operational development, such as energy, automation, and upgrades. We also provisioned R$2.18 billion to other diversified investments.

We are committed to major projects, such as the work to clean up the Tietê river, but we are not giving up on maintaining, renovating, and expanding current structures, as well as ramping up operating efficiency and protecting water resources. The objective is to universalize services and maintain the quality of the services provided in all the municipalities in which we operate.

Only in 2023, our Capex totaled R$6.3 billion. Our Capex program has four basic targets:

- Ensuring the water resilience in the region, guaranteeing a safe water supply;
- Increasing the percentage of households connected to the sewage system;
- Enhancing the collected sewage treatment; and
- Advancing operational efficiency and reduce water losses.

R$ million	2024	2025	2026	2027	2028	Total 24-28
Systems expansion	**4,046**	**8,062**	**8,235**	**7,216**	**6,352**	**33,911**
Water	1,028	1,624	1,301	1,228	1,172	6,353
Sewage	3,017	6,438	6,934	5,988	5,180	27,558
Systems improvement, efficiency and asset renovation	**3,104**	**2,792**	**1,911**	**1,750**	**1,710**	**11,267**
Losses control and reduction	929	876	511	494	504	3,314
Operational development (Energy, Automation, Retrofits)	2,175	1,916	1,401	1,256	1,205	7,953
Other	**983**	**640**	**199**	**162**	**196**	**2,180**
Total	**8,132**	**11,494**	**10,346**	**9,129**	**8,257**	**47,358**

Dams safety

GRI 3-3 Dam risks, crises, and safety, 413-2

Our goal is to become a benchmark in the segment of dam safety management. In pursuit of this objective, we maintain a solid strategic/operational plan and powerful technological tools that make it possible to collect and store a huge volume of data in real-time, captured by sensors from telemetry stations installed in dams and flow control structures and other strategic points for the operation.

This equipment records the levels of dams, rivers, and canals, and has automatic rain gauges that measure precipitation. Computer modeling of this data (including climate information) allows us to draw up everything from daily operational scenarios to long-term hydrological models.

Currently, Sabesp withdraws most of its water from surface sources, such as rivers and reservoirs,

Currently, Sabesp withdraws most of its water from surface sources, such as rivers and reservoirs, and a small part is extracted from underground.



São Lorenço

and a small part is extracted from underground. Overall, we have 230 dams for water supply, 30 of which fall under the National Dam Safety Policy, whether they are owned by the Company or of shared use.

The dams of the gigantic supply structure of the Cantareira System are operated and monitored by Sabesp and overseen by the Department of Water and Electricity (DAEE) and the Brazilian National Water and Basic Sanitation Agency (ANA). Management has been continuously improved, with modern hydrological simulation tools and automated systems ensuring the best operation and use of the State's water resources.

The training of specialists is also continual. The professionals undergo studies and reviews of topics related to the area, including climate change and flood management in reservoirs, as well as taking part in reference events, such as the annual 'Dams Week' organized by the Brazilian Dams Committee (CBDB), which aims to promote the exchange of knowledge and experiences between national and international experts on topics relevant to the sector, such as best practices in planning activities, failure mode analysis and compliance with dam safety laws.

Dam safety is one of the elements of the Sustainable and Inclusive Sanitation Program, which includes a specific chapter on social dimensions, encompassing various stakeholders and the populations located downstream of the dams, which are subject to water scarcity or flooding.

The social aspect of Dam Safety includes the Emergency Action Plans (PAEs), which have already been drawn up for all the dams under Sabesp's management that are included in the Program. In addition, the procedures for implementing emergency actions with the communities will be built, a stage that is now in the hiring process to be carried out.

In the case of the Paiva Castro Dam, part of the Cantareira Production System, in the municipality of Franco da Rocha, which has recently been plagued by high rainfall rates and constant flooding problems, an emergency procedure has already been implemented, in which Sabesp participates along with the State and municipal civil defense agencies and the local population, and a joint emergency drill took place in July 2023.

Water quality control

To ensure the health and well-being of the population, the water distributed by Sabesp undergoes rigorous quality control before it reaches each consumer's home. The laboratories conduct a careful analysis process. Samples from all stages of treatment - from collection in rivers, dams, and wells, ETAs (Water Treatment Stations) to distribution to homes - are collected daily and analyzed by qualified professionals with technological resources that ensure greater accurate results.

The quality of the water distributed is monitored by Sabesp and inspected by the São Paulo State Health Surveillance units. The total number of analyses that make up the monitoring of the network's water quality, dedicated to performing tests of turbidity, color, chlorine, and total coliforms, accumulates nearly 68,000 samples monthly. In addition to these, more than 90 parameters are also monitored, under the responsibility of the 16 quality control laboratories, at varying frequencies and points along the distinct phases of the supply systems. The process also includes operational control at the water treatment stations, conducted by laboratories located at these stations.

Sabesp's laboratories hold ISO 17.025 accreditation, certified by the National Institute of Metrology Standardization, and Industrial Quality (Inmetro). Accreditation aims to promote trust and attest to the competence of the laboratory operation and is a relevant competitive advantage in the market.

Sabesp also monitors networks and ETEs (Sewage Treatment Stations), with analyses of the raw sewage, the final effluent, and the water bodies receiving them, to ensure the efficiency of the units.

Water tasting

The laboratory technicians taste, test, and evaluate the water to ensure that the product consumed by the population has neither undesirable smell nor taste. With regular sensory analyses, specialist professionals conduct water tastings to ensure the excellence of the water served to people.

New Businesses

Sabesp works on the new business front, seeking to develop new initiatives and act in areas that build financial opportunities and contribute to the execution of the Company's corporate strategy.

The topic has been currently developed with priority given to structuring new sanitation concessions and generating energy from renewable sources, such as hydroelectric generation from water potential within owned water supply systems and solar energy with photovoltaic panels on land and floating.

In the area of structuring new sanitation concessions, in 2023 we became the first state-owned company in Brazil to win a public bid, in competition with eight other private companies. We won the auction to operate water and basic sanitation services in the municipality of Olímpia, State of São Paulo, as a public utility concessionaire for a 30-year period.

Since signing the contract with the Municipality of Olímpia, which was concluded in October 2023, Sabesp has begun investing in technologies to control water losses and in the construction of water mains to expand the supply capacity in the region and benefit its more than 56,000 inhabitants. According to the new concession agreement, Sabesp will be liable for withdrawing, supplying, treating, and distributing water, as well as collecting, transporting, treating, and finally disposing of the municipality sewage.

The projects related to energy generation are outlined on the topic of energy transition and efficiency.

Our new business initiatives are composed of projects, the development of our own assets, and the management of equity interest portfolio in other companies that also develop ESG Agenda-related initiatives.

Concerning portfolio management, along with Aquapolo Ambiental, we produce, supply, and sell reuse water from the treatment of sewage at ABC ETE to supply the Capuava Petrochemical Hub, in the ABC region, in the Metropolitan Region of São Paulo.

Through Attend Ambiental, it is possible to receive, pre-treat, and subsequently discharge a portion of non-domestic sewage in compliance with environmental standards and rules into the public sewage system.

In the electricity segment, Paulista Geradora de Energia S.A. is dedicated to the implementation and commercial exploration of the hydroelectric potential of small hydroelectric power plants at the Cascata Spillway and the Guaraú Water Treatment Station (Guaraú ETA). Cantareira (SP) Energia SPE was created for the installation of four photovoltaic plants, with capacities of 5 MW, arranged on water slides, so as not to interfere with navigation, leisure, and fishing activities, among others.

Also, through Foxx URE Ambiental, the Barueri ETE is expected to be built to generate energy from the incineration of solid urban waste, which will rely on an installed capacity of 20 MW.

Sanitation solutions for the industry

GRI 3-3 water resources and system resilience topic, 3-3 circular economy, waste, and effluents

Program to Receive Non-Domestic Sewage (PREND)

Sabesp uses its infrastructure to receive non-domestic sewage in the public system and forward it to the Treatment Stations. Non-domestic sewage derives from commercial or industrial processes. Unlike the type of effluent generated in households, it must be properly disposed of to avoid contaminating streams, rivers, and reservoirs, with serious environmental damage and legal implications.

This service is provided through the Non-Domestic Sewage Receipt Program (PREND), in which industries or businesses transfer the responsibility for treating their sewage to our Company, thereby reducing operating costs and controlling environmental pollution.

In the Metropolitan Region of São Paulo, we work together with Attend Ambiental, which is liable for receiving, pre-treating, and then discharging into the public sewage system, in accordance with legal standards.



The Non-Domestic Sewage Reception Program (PREND) deals with the treatment of industrial or commercial sewage. Sabesp is responsible for this service and must pre-treat and then discharge this sewage in accordance with legal standards.

Reuse water supply for industrial purposes

Providing reuse water from our Sewage Treatment Stations is paramount to preserve springs. The practice of reuse contributes to lowering the discharge of pollutants into receiving bodies and saves water, since the use of reused water reduces the demand for drinking water, increasing availability for public supply.

A result of a partnership between GS Inima Industrial and Sabesp, Aquapolo Ambiental has the technology to produce reuse water for industrial, non-drinkable purposes from the effluent generated at the ABC ETE. In 2023, we hit the record of 100 million cubic meters of reuse water produced and supplied to the Capuava Petrochemical Hub and industries of the São Paulo ABC region. This volume is sufficient to maintain a city of nearly 470,000 inhabitants for a five-year period.

In 2023, we entered into a new agreement with Santaconstancia Tecelagem — a package of special services targeting Sabesp's major customers, by offering a special tariff. The package can include the supply of reuse water, the Rational Use of Water Program (PURA), the Non-Domestic Sewage Receipt Program (PREND), and the Loyalty Agreement.

With this initiative, Santaconstancia is cutting its operating costs by eliminating the use of drinkable water in its production processes using recycled water of the quality required to meet the specific needs of industrial production. Reuse water, produced from treated sewage, can be used to generate energy, cool equipment, dye yarn and wash streets and squares, among other options.

The supply of reuse water for industrial purposes aims to preserve water sources and reduce the discharge of pollutants into receiving bodies.

4 Sustainability in the core of business



Materiality and SDG

GRI 3-1, 3-2

The Materiality Matrix presented in this report allows us to identify the material issues and topics of the business, which are ultimately the most relevant aspects aimed at creating value. In addition, the matrix consolidates Sabesp's performance evaluation concerning the implementation of SDG, reflecting the multidisciplinary and cross-sectional nature of our work.

In 2023, based on the information obtained through the 'ESG em Movimento' Program and an extensive consultation process, we revised our matrix. The reconstruction of materiality followed the methodology proposed by the Global Reporting Initiative (GRI) and was conducted with the support of specialist external consultants.

Early in this process, various aspects not only related to Sabesp were considered, such as the Sabesp Materiality 2021 and 2022, the Strategic Planning 2016-2025, our ESG initiatives, and the integration with corporate strategy, but also the market and economic scenario. The benchmarking of ten domestic and international sanitation companies, various sustainability indexes, and the GRI Infrastructure standards were also used as a basis.

To identify the topics most relevant to our work, we consulted with representative groups of our stakeholders: customers, suppliers, partners, local governments, granting authority, regulators, communities, and employees.

Firstly, interviews were conducted with the seven members of the Board of Executive Officers and the Chairwoman of the Board of Directors. Individually, each member evaluated a list of 24


SUSTAINABLE DEVELOPMENT GOALS

In 2023, based on the information obtained through the 'ESG em Movimento' Program and an extensive consultation process, we revised our matrix. The reconstruction of materiality followed the methodology proposed by the Global Reporting Initiative (GRI).



1,029
questionnaire responses collected from stakeholders

ESG topics that had the greatest impact on companies in the sanitation sector and could therefore be included as our material topics. Among the candidates for materiality are Water and Effluents, Network Expansion, Environment, Business, Operations, Human Resources and Relationships. For each of them, a score from 0 to 10 was assigned according to the degree of relevance that the executive felt was appropriate for the company's strategy in the upcoming years.

Next, we sent out 8,151 questionnaires to a selection of stakeholders that could mean a representative distribution of each group of interest. We have collected a total of 1,029 responses at this stage, almost four times the sample we received in 2022 (261 responses).

After statistical processing, with weights assigned to specific stakeholders, we arrived at the 11 material topics, validated by the governance bodies, making up our Materiality Matrix.

Description of Sabesp material topics 2023/2024

1. Access to water and basic sanitation

In line with the legal framework for sanitation and forseeing goals, this material topic directs actions, projects, and investments toward the expansion of Sabesp's network to maximize access to water and sanitation in the municipalities it serves, including irregular waters and remote and vulnerable populations, and addressing both strategies for physical access to the system (network expansion) and greater accessibility to water and sanitation (tariffs and negotiations).

2. Legal and regulatory compliance

Monitoring and compliance with national and international laws, rules, standards, and regulations to ensure conformity to environmental, social, water quality, customer health and safety, treated effluent quality, and other criteria. This material topic also directs Sabesp's participation in public discussions and elaboration of public policies, with purposeful action.

3. Economic and financial performance

Assuring Sabesp's development and growth, as well as its leverage to deliver the best financial results and economic indicators, in addition to boosting the Company's investments, including the search for better results through new businesses, partnerships, research processes, development, transformation and expansion to cut costs, bolstering the efficiency and performance of Sabesp's operations, achieving socioenvironmental objectives and ramping up the water and sewage network.

4. Human capital development

Responsible human resources management, pursuing the employees' development and commitment through their continuous training and appreciation, and by complying with all labor requirements and regulations, with the aim of ensuring a better quality of life, well-being, health, and safety across all Sabesp's operations, including actions and projects to guarantee the well-being of employees and the monitoring of suppliers.

Description of Sabesp material topics 2023/2024

5. Circular economy, waste, and effluents

Management of the quantity, quality, and types of effluents and waste generated in operations (including treated effluents, solid waste, and sludge), observing actions and strategies for reduction, recycling, and reuse, and observing the correct disposal of waste, with a focus on minimizing environmental impacts and the possibilities for processing the waste generated, such as recycling, reuse, composting and other processes for inserting waste into the market through reverse logistics and the circular economy.

6. Energy operating efficiency

Assurance of greater efficiency in operations, focusing on saving environmental, material, and financial resources, reducing losses, and optimizing processes and investments, including actions on systems, materials, facilities, equipment, transport, logistics, energy efficiency, fuel consumption, etc., which contributes to mitigating climate change by reducing GHG emissions, and guaranteeing greater business resilience and adaptability, with strategies to seek the best performance in different scenarios.

7. Ethics, transparency, and integrity

The Company's governance and management system to ensure compliance with the objectives and stakeholders' expectations and best performance in operations, including social and environmental goals and indicators and structures to assure compliance, anti-corruption, integrity, ethics, transparency, senior management involvement in ESG topics, etc., as well as the management of the Company's internal and external actions and its relationship with the market and society through the various reporting processes.

8. Socioenvironmental impacts

Management of the impacts of operations and network expansions on the environment - including biodiversity, springs, soil, and ecosystems - and on stakeholders - considering customers (consumers), local governments, employees, suppliers, partners, communities around the facilities, civil society, etc. - with policies, projects, and actions, including minimizing adverse impacts, building positive impacts, and involving the community in Sabesp's initiatives.

Description of Sabesp material topics 2023/2024

9. Water resources and system resilience

Integrated management of water resources through the integration of different systems and environmental measures to ensure the efficient and sustainable use of water, the conservation and recovery of water bodies, the system resilience, the regularity, and safe supply, both in scenarios of scarcity and excess water in reservoirs, including climate change scenarios, ensuring environmental preservation, efficient demand management, water security and resilience of operations.

10. Stakeholder relationship

Management of relationships with city halls, governments, regulatory and oversight bodies, customers (consumers), employees, suppliers, partners, communities nearby facilities, civil society, etc., by developing policies, projects, social actions, and campaigns; and social and environmental education and awareness, loyalty and satisfaction actions, etc., in order to meet their expectations and manage impacts on communities and society, meeting the social needs of the population and involving them in Sabesp's actions.

11. Dam risks, crises, and safety

Mapping and assessment of risks and opportunities related to Sabesp's processes and operations, in their most varied forms (dam safety; information security; physical, reputational, financial, image risks, etc.), including climate change scenarios, to ensure compliance with technical criteria for actions to prevent, control and respond to risks and crises, including control, monitoring, maintenance and investment procedures.



SDG correlation with Sabesp's material topics

Each material topic, besides creating value for the Company, also aims at complying with SDG. As already mentioned, although the core of our business is directly related to the implementation of SDG 6 (drinking water and sanitation), our assessment reveals that our material topics connect with ten other SDGs, as illustrated in figure alongside.

It is worth noting that, due to the essential role that the supply of quality water and sanitation services plays in promoting people's quality of life, we are aware that we contribute to meeting all the Sustainable Development Goals (SDGs).

Final draft of Sabesp's 11 material topics in 2023/2024 cycle	3	6	7	8	11	12	13	14	15	16	17
Access to water and basic sanitation	●	●			●						
Legal and regulatory compliance		●		●				●		●	
Economic and financial performance						●					●
Human capital development	●			●							
Circular economy, waste, and effluents		●			●	●	●		●		
Energy and operational efficiency						●	●				
Ethics, transparency, and integrity			●							●	●
Socioenvironmental impacts	●	●	●	●	●	●	●	●	●		
Water resources and system resilience		●			●	●		●			
Stakeholder relationship	●			●	●	●				●	●
Dam risks, crises, and safety						●				●	



Stakeholder relationship

GRI 2-29, GRI 3-3 Stakeholder relationship

Interested parties, also known as stakeholders, are individuals, groups, or entities that have some interest, influence, or impact on an organization and its activities.

Sabesp's relationship with its stakeholders is a strategic priority and translates into various engagement practices that encompass different audiences, such as customers, municipalities, regulatory bodies, employees, suppliers, and civil society in general.

Engagement aims at identifying needs and expectations, which become inputs for defining performance criteria in organizational processes, the primary purpose of which is to ensure that value is created for all stakeholders.

The relevance given to stakeholder relationships was one of the drivers of Sabesp's organizational restructuring, resulting in the creation of an executive board focused on customers and another with the task of managing the regulatory agenda and relations with municipalities (granting authority).

Our stance in Global Climate Agenda

Today, climate change is one of humanity's greatest challenges. Brazil, which is considered a global ecological power due to its continental dimensions of forests and rivers, has the challenge and responsibility of being a global benchmark in tackling the climate crisis.

In general, extreme weather events manifested by water shortages or surpluses fall into two broad categories: droughts or floods. Water, as a natural element essential to life and climate regulation, must be at the center of all cross-sectoral debates and strategies to address the climate crisis.

Sabesp seeks to play a relevant role in tackling the climate crisis by implementing a series of initiatives described in this Report, with the aim of being able to deal with possible crises.

Today, Sabesp is liable for collecting, treating, and supplying fresh water to 28.1 million people, accounting for nearly 62% of the total population of Brazil's most populated State, the State of São Paulo. With this scope of action, Sabesp recognizes the relevance of bolstering the resilience of water and effluents supply, treatment, and collection systems, so that one of the world's largest regions can cope with the climate events that are yet to come and which are expected to affect people's lives with increasing frequency and severity. Therefore, Sabesp seeks to effectively play a relevant and leading role in tackling the climate crisis through the implementation of various initiatives described in this Report and which today are guided by our climate strategy (Find out more on page 84).

Among these initiatives, it is worth highlighting that we are investing in measures to expand forest reserves nearby our springs, protecting forest areas working as green infrastructure and shelter for thousands of species, as well as helping to protect the quality and quantity of water used for treatment and distribution.

The circular economy is also at the core of our climate strategy, with major investments in technology and innovation. We seek to elaborate actions and projects that maximize the use of waste and by-products generated in our operations, especially from sewage treatment, and to identify less carbon-intensive alternatives. For example, effluents sludge, and biogas have broadened our horizons of opportunities for mitigating and adapting to climate change. This movement helps reduce the impact of our activities on the environment, allowing us to curtail the amount of waste released into the natural environment; in addition, the reuse of these by-products also lowers our GHG emissions.

In addition, our operations and expansion plans have considered the need to enhance the strength of our climate, social, and environmental indicators management systems to continuously monitor our performance in sustainability practices.

Through our annual GHG inventories, we have tracked our emissions as we evolve toward universal services, meaning that as we increase the coverage of our services, we also uplift the result of emissions from sources we own or control. The circular economy to reduce GHG emissions is also present in the technologies to be applied in the expansion of Sewage Treatment Systems in the Metropolitan Region of São Paulo to be completed in 2027, with 2029 being the year estimated for the universalization of our services, ahead of the deadline set in the Sanitation Framework.

We believe that the positive results of the sanitation universalization for the population and the environment outweigh any impacts on emissions resulting from this expansion of services. However, if we still consider emissions from higher sewage treatment capacity to be relevant, it is worth noting that GHG emissions tend to be higher from rivers and water bodies in an advanced or highly polluted stage and from natural sewage, i.e., in an environment with low availability of or access to basic sanitation. We foresee that with sanitation universalization, the estimated emissions in rivers and water bodies would stand at 2.9 million tons of CO_2e by 2029, while without universalization, the approximate emissions in these environments (that is, in rivers and water



Capivaras no rio Pinheiros

By investing in renewable energy generation projects from 2027 onwards, we hope to avoid the emission of approximately 100,000 tCO_2e.

bodies in an advanced or highly polluted stage and from natural sewage) in the Sabesp service area would stand at 10.5 million tons of CO_2e in the same period.

When it comes to energy, as we have an energy-intensive operation, we understand the interdependence between our sector and the Brazilian energy matrix, which still depends heavily on the levels of water reservoirs to feed hydroelectric turbines. We have been looking for operational and technological alternatives to optimize the 'climate cost' of our operations and lessen the risks associated with eventual power supply outages which, as the decades progress, tend to worsen with climate change.

We are investing in energy self-sufficiency projects that aim to reduce GHG emissions and pressure on Brazil's energy systems, as well as bolster the operational resilience of our water collection, treatment, and distribution infrastructure. In 2023, we approved the hiring of a strategic partner to make investments in renewable energy generation projects for Sabesp's consuming units, as an energy self-producer. With this project, expected to start operations in 2027 and to generate 190 MWm we foresee avoiding the emission of nearly 100 thousand tCO_2e, considering data and eventual variations in the National Interconnected System (SIN) factor, thus, representing a substantial decrease of our GHG inventory Scope 2 emissions.

Lastly, as far as indirect emissions are concerned, in 2023 we also took the first steps to expand the topic along with our suppliers and we have made progress in including emissions from the production of strategic chemical products in our scope 3.

And we pursue to go beyond. Through the development of the 3S program - Sustainable Sanitation Solutions - we aim to further ramp up our technology and innovation capabilities as an important part of achieving our corporate GHG emission reduction goals. We believe that by engaging our teams in this cause, showing the direction and relevance of each person's role in this process, both in expanding and advancing our production processes, as well as in preserving the environment and our forests, in line with the need to lower our emissions, we will follow an assertive path, making a real contribution to climate adaptation and mitigation, delivering not only effective results but also multipliers and opinion makers on the multiple benefits of sanitation, being a relevant part of the solution to achieve the 2030 Agenda and its 17 SDGs.

Our commitments and the International Agenda

GRI 2-23, 2-24, 2-28

In 2024, we plan to complete the tactical development of our new corporate strategy fine-tuned with ESG principles, and also to publish our commitments to the SDGs and guidelines of the ESG Agenda. These commitments are in addition to our primary mission of water and sewage services universal access, in line with our Materiality Matrix and the Sanitation Framework, which mandates the universalization of sanitation services in Brazil by 2033. With this objective, we plan to invest BRL 47.4 billion by 2028, maximizing the positive environmental and social impacts of our services, and bringing health and quality of life to the entire population we serve.

Besides the commitment to implement the ESG Agenda connected to 17 SDG, Sabesp undertakes to respect the fundamental human rights outlined in the Universal Declaration of Human Rights, including the right to water, sanitation, and health, and to promote climate justice.

We are committed to complying with the 10 principles of the UN Global Compact, which address issues, such as human rights, labor, the environment, and the fight against corruption. We are signatories to the 'United Nations Guiding Principles on Business and Human Rights,' which set out society's expectations in relation to human rights in business. We are also signatories of the 'Action Platform for Water and Oceans' and members of the 'Movimento +Água' (+Water Movement) of the Brazil Network of the UN Global Compact, to accelerate the universalization of sanitation and water security in Brazil, collaborating to build an agenda that promotes water security and initiatives aimed at the circular economy.

In 2023, we participated in the São Paulo Environmental Agreement, an initiative of the State of São Paulo, which promoted the integration of communities and leaders in climate change and sustainable development


COP28
UAE
UNITE. ACT. DELIVER.
50 anos

Our primary mission is to universalize access to water and sewage services, bringing health and quality of life to the entire population that we serve.

to adopt environmental and climate goals. In November 2023, this agreement was modified and renamed the "SP Carbon Zero Commitment", with a focus on encouraging decarbonization and compliance with State Decree 65.881 (which provides for the State of São Paulo to join the "Race to Zero" and "Race to Resilience" campaigns), whose goal is to zero net carbon emissions by 2050, covering all entities linked to the State of São Paulo. Sabesp is in the process of hiring a specialized consultancy to move forward with the development of a GHG emissions reduction target plan, in line with the aforementioned State Decree and the campaign launched by the State of São Paulo, as well as other frameworks adopted by Sabesp.

Thinking globally and acting locally - we are consolidating our international leading role.

Sabesp is the single company in Latin America to have signed a 3-year partnership agreement with the United Nations Framework Convention on Climate Change (UNFCCC) and is the only company in the sanitation and utilities sector to be a UNFCCC partner worldwide.

Through this strategic partnership, UNFCCC recognizes Sabesp for its ambitious climate vision, as a global benchmark in the provision of water and sanitation services, in a sustainable manner and committed to the implementation of the Paris Agreement and the SDGs, especially SDG 6 (Drinking Water and Sanitation). Sabesp, in turn, supports the United Nations Secretariat's efforts to bolster global climate resilience by developing activities for the Frontiers of Resilience initiative, which pertains to the UNFCCC Adaptation Division, as well as active participation in organizing and promoting events and technical discussions at the climate conferences promoted by the institution, including annual attendance in the Conferences of the Parties (COP) - COP 28, COP 29 and COP 30, the latter to be held in Brazil, in Belém (PA).

Also, due to this partnership, Sabesp has undertaken to adopt the recommendations of the report issued by the United Nations High-Level Expert Group on net-zero commitments by non-governmental organizations, insofar as it applies to our activities, by 2026.

Sabesp is also the single Brazilian company to have a seat on the World Water Council, which organizes the World Water Forum every two years and promotes relevant discussions on the management, use, and utilization of water resources worldwide.

United Nations Climate Change

Sabesp is the single company in Latin America to have signed a 3 year partnership agreement with the United Nations Framework Convention on Climate Change (UNFCCC) and is the only company in the sanitation and utilities sector to be a UNFCCC partner worldwide.

COP 28

Within the scope of a partnership with UNFCCC, Sabesp attended the 28th Conference of the Parties (COP 28), held between November 30th and December 12th, 2023, in Dubai, United Arab Emirates. The COP is the world's main multilateral forum on climate change, promoting the annual meeting of the 198 member states of the UNFCCC to work towards sustainable development and environmental protection, in accordance with the treaty signed at Rio 92 and subsequent related agreements.

During the Conference, Sabesp developed a collaborative work with the Frontiers of Resilience initiative to promote discussions on the relevance of universal sanitation to the global climate and environmental agenda. Topics discussed included the circular economy, water production in environments with a history of water shortage, climate adaptation, affordable and scalable sustainable solutions, public-private partnerships, breakthrough water financing practices, ecosystem health, and sustainable finance.

Sabesp was also responsible for coordinating the holding of 3 panels in the COP Blue Zone (an area reserved for UNFCCC member countries and partners for official negotiations, working group meetings, and plenary sessions), 2 panels in the Frontiers of Resilience pavilion, and 1 panel in the official UNFCCC pavilion:

Adapting to change

Circular Solutions in Water Management and Climate Action:
it addressed the importance of the circular economy role in climate action and sustainable sanitation practices, sustainable solutions, and the reuse of resources for an efficient reduction in GHG emissions.

Change:
Insights on Water Resilience in Brazilian Cities: it addressed the complex challenges of adapting water supply in Brazilian cities in light of climate change, particularly in the context of the basic sanitation universalization in municipalities of the State of São Paulo and the obligations mandated by the Sanitation Framework.

Water Is the Climate Challenge:
a multicultural panel that addressed the challenges of regulating and managing water resources in Brazil, the United Arab Emirates, Singapore, and other countries, looking to the future of climate change and extreme water shortage scenarios.

Sustainable finance framework

In 2023, we have elaborated our 1st Sustainable Finance Framework, which is the document that outlines the main information on projects, operations, and activities that are fine-tuned with the achievement of the ESG agenda and that, from its publication, will allow Sabesp to make feasible green, blue, social or sustainable financing, through the issue of financial instruments and/or securities in the capital market, the banking market and/or with development and multilateral agencies.

This Sabesp's first framework is of the Use of Resources type, which is characterized by the earmarking of the funds raised, or the equivalent amount, to the listed objectives that build positive environmental or social impacts, or both.

Below, are the eligible projects categories foreseen in the framework:

Environmental

- Water and sewage sustainable management;
- Renewable energy and energy efficiency;
- Preservation of land and sea biodiversity;
- Pollution prevention and control;
- Adaptation to climate changes.

Social

- Access to basic infrastructure;
- Social and economic advancement and empowerment.



The framework was developed in line with:

- Green Bond Principles (GBP) 2023, Social Bond Principles (SBP) 2023, and Sustainability Bond Guidelines (SBG) 2021, managed and published by the International Capital Market Association (ICMA);
- Green Loan Principles (GLP) and Social Loan Principles (SLP), both jointly developed by the Loan Market Association (LMA), Loan Syndications and Trading Association (LSTA), and Asia Pacific Loan Market Association (APLMA);
- Guidelines for Blue Finance of the International Finance Corporation (IFC);
- Guide for ESG Bonds Offering of the Brazilian Association of Financial and Capital Market Entities (Anbima).

The attestESG (Exame Ltda.) analyzed the framework and issued a Second Party Opinion (SPO), noting the document alignment with the principles and guidelines mentioned above, and assessed the principles of Use of resources; Evaluation and selection; Management of resources; and Reporting as 'Excellent'.

The disclosure of the Framework for Sustainable Finance contributes to the transparency of the qualification of Sabesp's funding instruments, in line with its corporate strategy, focused on sustainability.

The framework and SPO are available on the Investors Relations website.

'ESG em Movimento' (ESG in Motion) Program

In 2023, the first phase of the program was carried out, which concluded a diagnosis and survey of more than 600 initiatives underway at Sabesp. These initiatives were categorized and distributed across the ESG pillars.

The Sustainability and Corporate Governance Superintendence launched the 'ESG em Movimento' (ESG in Motion) program intending to embedding corporate sustainability-related activities, initiatives, and measures into all areas, projects, and corporate and operational activities and ensuring the implementation of the ESG agenda. This program aims not only at consolidating ESG practices but mainly to advance the implementation of Sabesp's sustainability strategy.

The goal of the initiative is to strengthen the culture and institutional commitment to sustainability through events, one-on-one visits and periodic team alignment, technical presentations, and information sharing with all corporate and operational areas and units of Sabesp in the State of São Paulo. Thus, Sabesp ensures the development of a seamless platform of information, indicators, metrics, and ESG guidelines, enhancing the long-term value of these initiatives, with greater transparency and alignment with best market practices.

In 2023, the first phase of the program was carried out, which concluded a diagnosis and survey of more than 600 initiatives underway at Sabesp. These initiatives were categorized and distributed across the ESG pillars, with 39% focused on environmental, 35% on social, and 26% on governance improvement actions. These actions cover a wide range of projects, from planting trees, cleaning up rivers, and diversity and inclusion initiatives, to volunteer programs that support local campaigns and causes.

In 2024, the program will expand its activities to include data management to advance our core metrics, the development of an ESG project accelerator, the monitoring of corporate sustainability guidelines and programs, the ongoing engagement of teams on the ESG agenda, and the development of our sustainability commitments.

39% of initiatives focused on environmental actions

35% of initiatives focused on social actions

26% of initiatives focused on governance improvement actions

Innovation & digital transformation

Sabesp is committed to the integration of innovation and sustainability to promote innovability in its activities and serve as a stimulus for its production chain through a series of initiatives in the areas of research and development, innovation and operational excellence, and digital transformation.

Research, Development, and Innovation (R&DI) received investments of BRL 32.1 million in 2023, with own funds or raised with development agencies. In the same period, 19 innovation projects were submitted to the Ministry of Science and Technology to apply for tax benefits provided for in the 'Lei do Bem' (Law of Good). These projects with potential tax incentives, may generate a return for Sabesp of nearly BRL 17 million, and 2022 is the projects' baseline.

In addition, since 2009 Sabesp has been maintaining a cooperation agreement signed with the São Paulo State Research Foundation (FAPESP), which supports research projects in São Paulo higher education institutions, within the scope of the Program to Support Research in Partnership for Technological Innovation (PITE), with non-onerous funding amounting to BRL 50 million. PITE has already resulted in the conclusion of 17 research projects involving topics proposed by Sabesp and we are currently progressing the development of 12 projects, all from the third bid call for projects.

We have innovated in sanitation through the advanced use of Building Information Modeling (BIM), a tool that creates three-dimensional digital models of engineering works and incorporates information from various disciplines and phases of the project lifespan. With practice, it is possible to plan, design, build, and operate more efficiently, economically, and sustainably, and with greater quality and reliability.

In 2023, we have made significant strides with this tool, enabling the delivery of numerous products for engineering digitization. Some of these deliverables include the BIM Mandate, which defines the requirements and guidelines to be applied in projects contracted by Sabesp; the implementation of the first corporate



19 innovation
projects submitted to the Ministry of Science and Technology

BRL 32.1 million
Invested in Research, Development and Innovation (R&D&I)

BRL 50 million
invested in PITE (Partnership for Technological Innovation) in cooperation with FAPESP

Common Data Environment (CDE), an online platform for storing, sharing and managing models and documents; and the development of libraries and templates, sets of objects and standards designed to facilitate project modeling and standardization.

Every year, we also made progress in structuring innovation within the Open Innovation concept, which identifies technological needs and encourages the construction of groundbreaking solutions based on the sharing of knowledge within the Company itself, and between Sabesp and the market. Evidencing this exchange of experiences, in 2023, we welcomed the visits of Aegea Saneamento e Participações S.A., Grupo Águas do Brasil, Águas do Rio and Iguá Saneamento Rio, for an event that promoted discussions on relevant aspects of 'Novo Rio Pinheiros' Program, such as Performance Agreement, Recovering Units (URs) and Oxygenation System.


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With a view to fostering innovation, in 2023, innovation cells (HUBs) were set up in certain Sabesp's business units to promote the selection and integrated management of projects. For 2024, Sabesp foresees the development of a digital platform for corporate innovation, to stimulate initiatives and enhance the opportunities for participation and engagement of its own employees and service providers.

Sabesp seeks to foster innovation in all areas of the Company, stimulating initiatives and the engagement of employees in order to promote the exchange of experiences and collective learning.

Digital transformation has also become a relevant strategic pillar in promoting initiatives aimed at applying and developing digital and innovative technologies. Built on the pillars of people, process analysis, technological resources, and cultural change, we pursue to reach a point of transformation of the entire organization towards a continuously advancing data saving, ensuring market competitiveness, and rapidly increasing the value that Sabesp adds to its business and builds for its customers and the market.

In 2023, we started proofs of concepts and advanced initiatives using Data Analytics and Machine Learning, aiming at enhancing information management and the decision-making process. We are also continuing to expand our studies and projects for solutions that use the Internet of Things (IoT), such as the project to install smart water meters, which avoid waste and prevent water leaks. By the end of 2023, 161,027 smart water meters were installed by Sabesp, and we plan to increase this figure significantly over the upcoming years.

Biogas and biomethane

Inaugurated 25 years ago, the Franca ETE is a benchmark in the basic sanitation sector due to its project to convert biogas, generated during sewage treatment, into biomethane for use as a vehicle fuel. Currently, the system supplies 40 vehicles of Sabesp's fleet in the municipality, using part of biogas generated in sewage treatment, with an average of 550 liters of sewage/second. The plant produces around 3,000 m^3 of biogas per day. The biogas produced is 65% methane and is purified into biomethane to be used in vehicles in the same system used for CNG, with the benefit of not using fossil fuel. The volume of biogas produced by the plant, if treated in its entirety, would be the equivalent of 2,000 liters of gasoline.

With this project, in 2023, we also reiterated our commitment to innovability and open innovation. The Franca ETE welcomed representatives from the Grupo Ultra and BF&Dias Sistemas para Tratamento de Effluentes to see for themselves the breakthrough technologies used at the station, such as the biomethane processing system and the sludge drying oven. A delegation of 20 journalists from various cities also visited the Franca ETE to learn about biogas production. The 'Biogas, biomethane: technical and energy applications' press trip in Franca was an initiative of ABiogás, the IPS News Agency, and Amplum Biogás, aiming at bringing journalists and media outlets closer to the subject through technical visits to plants and laboratories.


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Use of biogas — use of biomethane

From April 2018 to December 2023, a volume of 150,726 m³ of biomethane was used in Franca ETE's fleet of converted vehicles, which accounted for an average of 208 refueling per month, in 40 vehicles adapted to the NGV standard. This volume of biomethane represents savings of BRL 535,000 by lowering ethanol Sand gas consumption. Another essential aspect of this initiative is the greenhouse gas emissions reduction, both through the capture and consequent decrease of Scope 1 emissions from the Franca ETE, andthrough the replacement of fossil fuels in vehicles with biomethane, a clean energy source.

Financing research and development projects

To foment and perfect groundbreaking projects, we maintain technical cooperation initiatives with the Inter-American Development Bank (IDB) to systematize the process of public bids for technological innovation projects and to develop and implement an open innovation digital platform. Currently, the IDB finances BRL 300 million in investments in photovoltaic plants in areas nearby Sabesp's treatment stations, to feed low-voltage equipment.

Data Analytics and data-based management

We pursue adopting innovative technologies based on Data Analytics and artificial intelligence for better-managing data, including operational data. In Franca (SP) and municipalities in the region, such as Pedregulho, Jeriquara, Ribeirão Corrente, Igarapava, and São João da Boa Vista, a project is underway to detect non-visible leaks in water distribution networks. This technology is based on the sounds generated by leaks to identify and locate water outlets that do not surface in the street.

The methodology is designed to improve data collection, speed, and greater accuracy of tracking to rapidly reduce the amount of water volumes lost in distribution networks and the amount of water withdrawn from springs.

Startups

We also work on another scope: an interface to connect Sabesp and the market production sectors, including startups and small companies to share needs and build solutions.

Through the Small Business Innovation Program (PIPE), which foresees BRL 20 million for the acceleration of startups focused on developing innovative projects in sanitation, in partnership with Fapesp, we launched the first call for projects in 2022, aiming to accelerate startups with breakthrough solutions in sanitation. Proposals were assessed and qualified in 2023 and one of them was selected to develop its project with Sabesp's financial resources.

We participate in initiatives aimed at the domestic and international startup markets. One of the fronts is supported by the Swedish-Brazilian Research and Innovation Center (CISB), of the Swedish Embassy in Brazil, Sweden's Innovation Agency, and Ignite Sweden, within the Sweden-Brazil Innovation Initiative program. Sweden startups are selected according to Sabesp's technological demands and submit their solutions on a Matchday to check the applicability and prospects for tests and pilots.

Likewise, Sabesp participates in the Technology Approval Group (TAG), coordinated by ISLE Utilities, and supported by IDB Lab. This is a technology assessment group specific to the sanitation sector that meets regularly to analyze the potential application of innovative technologies presented by sector companies.

With these actions, Sabesp evidences its leading role in the sanitation ecosystem, as a market influencer that acts for the sector's technological development.

5

How we are evolving the ESG agenda



By recognizing the vital role of sustainability in our operations, we have heightened our commitment to caring for the environment and people.

In 2023, we pursued relevant results and goals in ESG matters and elaborated projects and initiatives that included: the ESG agenda and enhancement of the corporate strategy; development of the climate strategy; adoption of the framework of the Task Force on Climate-Related Financial Disclosures (TCFD); promotion and reinforcement of social initiatives; and significant strides in our governance structure.

Our climate strategy

In 2023, Sabesp began reviewing its environmental and climate change initiatives to evolve its corporate climate change strategy, aiming at incorporating the action fronts described in page's 85 Table, into the concepts of climate adaptation and mitigation, and the guidelines that are essential to practices connected with addressing climate change through sanitation.

The new Materiality Matrix (page 62), also embedded into the SDGs, has allowed us to refine Sabesp's understanding of alignment with the global climate agenda and step up the monitoring and evaluation of the adhesion of Sabesp's activities to social and environmental objectives, as well as climate aspects.

In addition, as part of this strategy, the methodology for the annual greenhouse gas (GHG) emissions inventory has been enhanced, including improvements in data collection and traceability; verification through an independent audit for public reporting of emissions; and expansion of Scope 3 measurement. As a result of this work, in 2023, for the first time, since the elaboration and release of its first GHG emissions inventory in 2007, Sabesp was bestowed the Gold Seal from the Brazilian GHG (Greenhouse Gas) Protocol Program (see more on page 20).

It is worth noting that Sabesp's GHG emissions inventories for 2022 and 2023 confirmed that sewage collection and treatment activities, i.e., activities arising from sources that belong to or are controlled by Sabesp of Scope 1, are the largest sources of GHG emissions, accounting for 91.8% (2022) and 77.5% (2023) of total emissions verified each year. In terms of Scope 2 electricity, the contribution was 5.7% (2022) and 4.55% (2023), and other Scope 3-related activities were approximately 2.5% (2022) and 17.94% (2023) of Sabesp's total annual emissions.

In terms of progress on Scope 3, we have taken initial steps to broaden the scope with our suppliers and have made progress in including emissions from the production of strategic chemical products for our business.

Considering that most of our GHG emissions come from sewage treatment, our efforts are focused on adjustments and operational adjustments and improvements aimed at process sustainability, the implementation of less carbon-intensive alternatives, and innovative technologies or technological routes based on circular economy concepts.

Guidelines and actions for adapting to climate change and mitigating GHG emissions

Adaptation	**Climate-resistant infrastructure** With growing climate threats, such as increased rainfall, droughts, and extreme events, and to address the climate risks associated with basic sanitation, we are committed to developing and maintaining sanitation infrastructure that is resilient to climate change and able to cope with extreme events resulting from these climate changes.
	Adaptation to water shortage We develop strategies and long-range planning to address water shortage and promote rational and conscious water use and reuse practices, the Loss Reduction Program, and the implementation of conservation technologies. These are some of the most important actions we have taken to ensure water security for the populations in the communities where we operate, starting with the challenge of providing water to the metropolitan region of São Paulo.
Mitigation	**GHG Inventory** The greenhouse gas (GHG) inventory is an essential tool for aligning our organization with more sustainable practices, complying with regulations, meeting stakeholder expectations, and contributing to global efforts to mitigate climate change. For this reason, we also kicked off studies to identify avoided GHG emissions and enhanced the methodologies applied to the annual GHG emissions inventories, by improving data collection and traceability, verification by an independent audit for the public recording of emissions, and expanding the Scope 3 measurement.
	Increase in the sewage treatment index The advance in the sewage treatment index considers the potential relevance of GHG emissions from polluted water bodies, compared to emissions from sewage treatment stations.
	Energy efficiency We adopt technologies and practices that promote optimization and energy efficiency in sanitation systems and lower associated GHG emissions, as well as cut operating costs, bolster process efficiency, and reduce waste. We seek to contribute to the energy transition by taking advantage of generation potential, increasing the share of energy from incentivized sources in the Free Contracting Environment (ACL), and deploying energy efficiency measures, including innovative technologies and the replacement of equipment and facilities.

Guidelines and actions for adapting to climate change and mitigating GHG emissions

Mitigation	**Circular economy in effluents treatment and solid waste management** We have adopted advanced effluent treatment technologies that lower GHG emissions and optimize energy efficiency; anaerobic lagoon coverage at certain sewage treatment stations to capture gases; technological pathways built on circular economy concepts; besides the implementation of sustainable solid waste management practices, including projects to advance sewage treatment stations and to reduce, reuse and recycle materials.
Mitigation /Adaptation	**Sabesp's forest areas, actions to reforest the green belt and sustain biodiversity** Sabesp plays a crucial role in biodiversity conservation and water security, as described in item [inserir], through reforestation and conservation actions, including the São Paulo Green Belt Biosphere Reserve, defined by UNESCO, which protects vital water supply springs and represents 1.6% of the Atlantic Forest biome in the State of São Paulo; and the Cantareira System, where Sabesp has increased vegetation cover from 61% in the 1980s to 80% by 2023, with significant advances for environmental preservation.
	Technological innovation Investing in research and development of innovative technologies that can improve the efficiency, sustainability, and resilience of sanitation systems; and expanding the use of clean and renewable energy sources and alternative fuels, including the expansion of programs and projects aimed at the circular economy in effluent treatment.
	Environmental education Sabesp maintains a continued program to promote and encourage environmental education, with actions aimed at raising awareness about the relevance of sanitation for the environment and climate change, with the participation of local organizations, schools, and educational institutions, as well as the private and public sectors, in the areas served by Sabesp.
	Laws and climate policies Climate strategies are developed within climate policies and regulations that promote sustainable and resilient practices.

Task Force on Climate-Related Financial Disclosures (TCFD)

To foster the transparency of our actions and to advance the challenge of continuously enhancing our tools for measuring social, environmental, and climate impacts and results, as well as to promote the disclosure of the development status of our corporate climate strategy, we have voluntarily adopted the Task Force on Climate-Related Financial Disclosures (TCFD) framework report for disclosing our actions in 2023, as described below.



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Corporate governance

a) How the Board oversees climate change-related risks and opportunities.

The corporate risk map, which includes climate change-related risks, is approved by the Board of Directors, and is used to monitor trends in order to anticipate scenarios that could affect our operations and ensure compliance with strategic objectives. The risks assessed as critical and of significant criticality are monitored by the Joint Committee and the Board of Directors.

The Board is also liable for implementing and overseeing the risk management and internal control systems set out to prevent and mitigate the main risks to which the Company is exposed.

The physical and transition risks compose the corporate management portfolio. These are yearly assessed and reported to the Board of Executive Officers, CEO, Joint Committee, Audit Committee, and Board of Directors.

b) Board's role in the risk assessment and management and opportunities related to climate change.

- Approve the strategic plan, containing an updated long-term strategy with analysis of risks and opportunities for at least the next five years, action guidelines, result targets, and performance evaluation indexes; and

- Annually analyze the achievement of targets and results in the execution of the business plan and long-term strategy, as well as officers' performance.

In addition to verifying the effectiveness of the procedures for managing and controlling corporate risks, which include climate change-related risks, the Board of Directors also:

- Assesses and approves the Risk Management Institutional Policy;
- Approves the corporate risks map, including climate risks;
- Oversees the managerial methodologies and systems and risk mitigation;
- Monitors critical risks, along with the Joint Committee;
- Half-yearly assesses risk mitigation plans;
- Monitors the risk management process effectiveness, along with auditing the corporate area.

Strategy

a) Climate change-related risks and opportunities identified by the organization in the short, medium, and long term.

We are subject to federal and state laws, regulations, and international treaties on climate change, such as the State Decree No. 65.881 which provides for the State of São Paulo's adhesion to the 'Race to Zero' and 'Race to Resilience' campaigns, covering all entities linked to the State of São Paulo. As a result, there may be a need to invest, including financial capital, in more actions to mitigate emissions and prevent or correct the physical effects of extreme weather events.

Physical risks

Sabesp's activities may be affected by growing climate threats, such as increased rainfall, more severe droughts and dry spells events, and other extreme weather conditions that may affect customers' consumption patterns and our operations, including the supply of inputs such as electricity.

Opportunities

To cope with these risks, Sabesp invests in the development and maintenance of infrastructures that are adaptable and resilient to mitigate the effects that extreme weather conditions may impose on the performance of sanitation activities, in accordance with the water security and resilience plan reflected in the Water Supply Master Plan.

We have a New Business policy that sets out in the Company's decision-making process the purpose of developing and implementing ESG projects and initiatives to expand the market and enhance Sabesp's competitiveness. The focus on ESG aspects, which includes the climate issue, is present in the criteria and instruments for evaluating new projects and initiatives.

Taking into account that Scope 1 represents Sabesp's largest source of GHG emissions, a project to upgrade and expand sewage treatment stations in the Metropolitan Region of São Paulo has been contracted, with the application of new technological pathways based on the circular economy, transforming them into waste recovery units to minimize waste disposal and the adverse impact on the environment, above all by promoting lower GHG emissions and leveraging our climate mitigation plan. This pathway includes maximizing the production of biogas, reuse water, the production of electricity, the use of renewable energies, and the value-added creation to the waste produced, thus bringing opportunities in the context of our climate strategy.

Among the initiatives already implemented at the ETEs is the use of biogas to produce biomethane and energy. Besides the utilization of sludge to produce biofertilizers.

b) Impacts of climate change-related risks and opportunities on business, strategy, and the organization's financial planning.

Physical risks impacts

Our financial performance is strongly connected with weather patterns, which influence the availability of water, both qualitatively and quantitatively. Extreme weather conditions have an adverse impact on our business, both financially and operationally. In particular, lingering periods of drought reduce water levels in the reservoirs that feed hydroelectric power plants (and account for most of Brazil's electricity supply), which can lead to power shortages. As we rely on the supply of energy for our operations, and as we are one of the largest consumers of electricity in the State of São Paulo, a shortage of this resource could lead to instability in water supply and sewage collection and treatment services, which could affect our reputation with customers; and an increase in electricity prices could adversely affect our operating costs.

Impacts of transition risks

New laws, regulations, and agreements related to climate change may result in increased liabilities and capital expenditures, which could have a material adverse effect on Sabesp, as well as expenses to prevent or mitigate the effects of extreme weather, which could have a material adverse effect on our results of operations.

Impacts stemming from opportunities

An initiative to harness biogas, resulting in the use of a clean, renewable fuel to replace fossil fuels, with impacts on reducing greenhouse gas emissions and fuel costs.

In addition to other opportunities that are tangible in the production of reuse water and biofertilizers.

c) Organization's strategy resilience, considering different climate change scenarios, including a scenario of 2°C or less.

Regarding possible climate change scenarios, the latest revision of the Water Supply Master Plan included an assessment of the eventual impacts of climate change on precipitation and flow regimes, also future flows, and water bodies of interest to the Metropolitan Region of São Paulo's water supply.

The analysis of the impact of climate change considered the IPCC RCP emissions scenarios and the global climate model used was HadGEM2-ES, developed by the Met Office Hadley Centre in the UK, and the regional model was Eta-INPE. The analysis area covered 16 sub-basins, distributed over seven of the main Water Resources Management Units (UGRHI) in the state of São Paulo.

Our climate strategy has guidelines directing adaptation actions to tackle environmental changes due to climate change. These include forest restoration and the maintenance of protected areas, which also contribute to carbon sequestration and stocks and the provision of environmental services.

With regard to the risk of reduced water availability, we are working to adapt to a new scenario of water shortage through initiatives to enhance the efficacy, resilience, and flexibility of the infrastructure of water treatment and supply systems to cope with extreme events, uplifting the capacity of reservoirs, stepping up water conservation practices and demand management alternatives, such as the Water Security Study for Water Supply in the São Paulo Macro-Metropolitan Region, the Water Loss Reduction Program, the Rational Use of Water Program, the Corporate Environmental Education Program, the expansion of planned effluent reuse for urban and industrial purposes, as well as the aforementioned reserve maintenance and forest restoration projects, among others.

Our activities are energy-intensive and, for this reason, we have developed several energy efficiency and self-production initiatives aimed at increasing our capacity to supply clean energy.

Risk Management

a) Processes adopted by the organization to identify and assess climate change-related risks.

The Compliance and Risk Management area, which reports administratively to the CEO and is headed by the People and Corporate Management executive board, is the functional authority for risk management and compliance processes. We operate with a risk management system, adopting standards that facilitate and improve controls and the communication of information, as well as allowing us to monitor the progress of the implementation of action plans by the various units.

The company has a Corporate Risk Panel, which makes it possible to monitor the evolution of risks, issue personalized reports and interact between units.

The SAP GRC - Risk Management (RM) and SAP GRC Process Control (PC) modules compose this system. The first makes it possible, among other things, to map out in detail the risks that could affect the achievement of business objectives, with a detailed and accurate view of the risk drivers and how they could affect the Company's value and reputation. SAP GRC Process Control enables analyses and assessment of controls operation.

We have a Corporate Risk Panel, which allows us to monitor the evolution of risks, issue customized reports, and interact with units. It is available to the Board of Executive Officers and their representatives who sit on the Corporate Risks Committee.

The risks identified, including climate risks, are monitored using Key Risk Indicators (KRI) and dealt with routinely by each area in charge. The Corporate Risk Management Committee, which is subordinate to the Joint Committee and is made up of representatives from the other Executive Boards, monitors these risks on a bimonthly basis in an integrated manner. The process is also subject to annual assessment by the internal audit and the work results are presented to the Audit Committee and the Board of Directors.

b) Processes adopted by the organization to manage climate change-related risks.

The risk management process is anchored in the Institutional Corporate Risk Management Policy and the Corporate Risk Management Procedure. Both are based on the Committee of Sponsoring Organization of the Treadway Commission — Enterprise Risk Management (COSO — ERM) framework and ABNT NBR 31000 standard. We rely on support from the Corporate Risk Map, which correlates impact, probability of occurrence, criticality, mitigation action plans, and Key Risk Indicators (KRI).

If a deteriorating level of risk is identified, it is promptly reviewed so that mitigating actions can be taken to ensure that the Company's activities are conducted with the effectiveness required to fulfill its business plan and long-term strategy.

The Company has contingency plans for critical processes and structures in the event of a risk such as water shortage, discontinued outsourced operational services, and dam failure. For the specific risk of dam failure, safety and contingency plans are developed and regularly tested, including the participation of civil defense and downstream population.

c) Processes adopted by the organization to identify, assess, and manage risks related to climate change are built into the organization's overall risk management.

Processes adopted to identify, assess, and manage risks related to climate change are built into Sabesp's corporate risk management. This occurs by overseeing the identification, analysis, evaluation, treatment, communication, and monitoring of risks under the Executive Boards and Superintendencies' responsibility.

The GRC (Risk Management/Process Control) system, SAP tool, enables all-risk integrated management. The Corporate and Business Risk Management Department provides the units with a dashboard with consolidated and updated information from the GRC/SAP System, reinforcing management integration.



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Metrics and goals

a) Metrics adopted by the organization to assess climate change-related risks and opportunities in accordance with its risk management strategy and process.

The Company's risk management covers the main corporate risks, which are classified based on their nature and probability.

The Corporate Risk Map is periodically evaluated by the Risk Management team and those responsible for the risks. The team reviews the impact, probability of occurrence, criticality, mitigation action plans, and Key Risk Indicators (KRI). Risk indicators are adopted to monitor the degree of exposure to adverse situations. When the indicator moves to the yellow level (attention), those responsible for the risks are activated to assess the sufficiency of the controls and the need to define action and contingency plans.

b) Scope 1, scope 2, and, if applicable, scope 3 greenhouse gas emissions and the risks related to them.

The greenhouse gas emissions from our last GHG Inventory, conducted in 2023, were: 1,728,773.96 tCO_2e in Scope 1; 101,480.04 tCO_2e in Scope 2; and 400,165.00 tCO_2e in Scope 3 (see more in Greenhouse Gas Emissions). Sewage collection and treatment activities (inserted in Scope 1) remain the largest sources of emissions, with 77.5% of the total.

However, we believe that the benefits of expanding access to our services for the population and the environment outweigh any negative impacts in terms of emissions. When we also consider the GHG emissions from rivers and water bodies in advanced stages of pollution and the presence of raw sewage, the positive impact of universal sanitation on the environment and the global climate agenda becomes even more pronounced.

The expansion of sewage treatment stations, along with the gradual increase in treated flows, results in the accumulation of more organic loads and, accordingly, greater GHG and waste generation.

c) Goals adopted by the organization to manage climate change-related risks and opportunities, and performance in relation to goals.

We have been working proactively on several fronts, especially in our sewage and energy processes, to mitigate our GHG emissions. We are in the process of engaging a specialized consulting firm to advance the development of a GHG emission reduction target plan in compliance with the aforementioned State Decree No. 65.881 and the campaign launched by the State of São Paulo, as well as other frameworks adopted by Sabesp.



Caring for the environment

In addition to building up its climate strategy, Sabesp devises various action fronts that promote the care for the environment. These fronts stem from the positive impact of sanitation activities on the environment and ESG agenda-related issues that have been addressed across the Company. The high level of employee involvement and engagement also leads to greater effectiveness in implementing actions, programs, and projects that promote ESG principles and contribute to building a more inclusive and sustainable world.

We are committed to transforming lives and our purpose is to be the best sanitation company in the world, understanding the environment and people. In light of our current corporate strategy, which places sustainability at the core of our business, environmental issues, and initiatives have gained new momentum and reflect our commitment to be proactive in addressing today's environmental and climate challenges.

In our current corporate strategy, sustainability is essential to our business.

Through internal and external education and and environmental communication, we support the dissemination and appreciation of our work, which aims to bring quality of life and environmental health.

Water is also important as it is used in countless production processes, generates a wide array of consumer goods, and is a major economic driver for states and countries in general. In the face of global challenges, preserving water - an essential element of life - is one of our goals, it is what brings us together as a team, and it is what makes us proud to make a difference in people's daily lives.

We continuously train our employees and direct our environmental activities from a comprehensive perspective throughout our area of operation. Through in-house and external environmental education and communication activities, we support the dissemination and appreciation of our work, which aims to bring the quality of life and environmental health, linked to water, the essence of what moves us, as the pillar for the existence of living beings, ecosystems, and planetary balance.

We also rely on the expertise of operational environmental compliance management agents, organized in Environmental Management Units (NGAs) present in our operational units. Working to ensure environmental compliance and operational excellence, these NGAs compose a network capable of standardizing environmental compliance procedures, ensuring the dissemination of information, and overcoming operational challenges, distributed over nearly 3,500 units, including ETAs, ETEs, and EEEs, and approximately 2,500 uses of water resources, all of which are subject to obtaining environmental permits, grants, and licenses, among other requirements.



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Climate results

Greenhouse gas (GHG) emissions inventory

GRI 201-2, 305-1, 305-2, 305-3, 305-4, 305-5, 305-6, 305-7

Since 2009, Sabesp has been committed to monitoring and mitigating the climate impact of its operations, continuously improving the calculation of GHG emissions. In 2023, we reached a milestone by receiving the Gold Seal of the Brazilian GHG (Greenhouse Gases) Protocol Program, a recognition of the accuracy and completeness of our 2022 Annual Greenhouse Gas Emissions Inventory, verified by an independent entity accredited by Inmetro. This inventory reflects not only the extent of our emissions but also the path toward our active response to climate challenges.

To align the elaboration of Sabesp's GHG inventories with the corporate calendar and the Sustainability Report, we have optimized our in-house processes, enabling us a more immediate and seamless view of our climate performance, and ensuring more accurate information.

Sabesp's GHG emissions inventories for 2022 and 2023 confirm that sewage collection and treatment, i.e., operations stemming from in-house processes or activities (Scope 1) are the largest sources of Sabesp's GHG emissions, accounting for 91.8% (2022) and 77.5% (2023) of total emissions verified each year. In terms of electricity (Scope 2), the contribution was 5.7% (2022) and 4.55% (2023), and other activities (Scope 3) contributed to nearly 2.5% (2022) and 17.94% (2023) of total annual GHG emissions.

Seeking to continuously enhance this process, in the latest 2023 GHG emissions inventory, two new emission sources were added to the scope 3 calculation. One of these was purchased goods and services: due to their strategic relevance for use in treatment systems, emissions from the production of lime and hydrogen peroxide acquired in 2023 were estimated, representing, respectively 46,743 and 13,515 tCO_2e. The other source was uncollected effluents: to better understand the impact of advances in sanitation on GHG emissions in water bodies, we devised a calculation methodology for this category and the figure calculated was 258,651 tCO_2.


Greenhouse Gas Emissions (tCO2e)
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2023
1,884,783
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1,728,774
117,069
Scope 2
101,480
51,441
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400,165

Energy transition and efficiency

GRI 3-3 Energy operating efficiency

Sabesp is committed to the energy transition. Our goal is to significantly reduce GHG emissions and increase our operational and energy resiliency through the energy self-generation initiative, which is scheduled to be completed in 2027. This project should contribute to avoided emissions of nearly 100 thousand tCO_2e. In addition, we raised our participation in the Free Contracting Environment (ACL) and adopted innovative technologies to boost our efficiency, including the Distributed Photovoltaic Power Generation Program and the equipment upgrade.

With cleaner sources, we are conducting our transition by adopting leading-edge technologies, making advances in the Distributed Photovoltaic Power Generation Program, and replacing equipment and facilities to improve energy efficiency.

Through Foxx URE Ambiental, Barueri ETE is estimated to be built, an energy generation plant from urban solid waste incineration, which will have an installed capacity of 20 MW.

Through the Special Purpose Entity (SPE) Paulista Geradora de Energia, we invest in hydroelectricity generation. Two small hydroelectric power plants (PCHs), Guaraú and Cascata (under construction) were attached to the Cantareira System. These plants are installed in the raw water drainage at the ETAs and will be sufficient to supply around 14,100 homes.



Suzano ETE

To boost operating efficiency, 10 turbogenerators in water mains and reservoir intakes were installed, located in Campo Belo, Pinheiros, Capão Redondo, Itaquera, Diadema (Nações), Vila Maria, Freguesia do Ó, Vila Sônia, Mogi das Cruzes (Brás Cubas) and Mirante. In all cases, the turbogenerator has replaced the Pressure Reducing Valve (VRP), and all points are operated by the Production Control Center.

To sum up, the technology used to harness the water mains has brought operational and energy gains by enabling optimized and efficient operation, and by generating energy. In 2023, 4,257,870 kWh were generated, an amount sufficient to supply nearly 22,400 households, with an average consumption of 190kWh/month, at the same time, builds an environmental benefit of avoided emissions of nearly 166 tCO_2e.

Distributed Photovoltaic Power Generation Program

The Distributed Photovoltaic Power Generation Program started operating +11 photovoltaic plants, totaling 16 operational and 19.5 MW generation, and the Energy Generation Program is expected to be concluded in 2025, when 60 MW will be generated. The program was structured to meet 4.5% of the company's consumption, or 60% of low-voltage energy consumption. The estimated savings in electricity costs with the implementation of the entire Distributed Generation Program are BRL 55 million/year.

This leap was possible thanks to investments in the program kicked off in 2019, which foresees the implementation of 43 photovoltaic power plants in Sabesp's areas, especially in the State's inland, with power between 0.5 and 4 MW. Total investment estimated in this program is BRL 245 million, financed by IDB Invest.

Currently, other six Photovoltaic Generation Units (UFVs) are operating in São Paulo State's inland (in Orindiúva, Elias Fausto, Euclides da Cunha Paulista, Monte Alto, Paraguaçu Paulista, and Gastão Vidigal), totaling 7 MW generation power. We also started operating the following UFVs: Suzano; Tremembé; Mirante do Paranapanema; Campina do Monte Alegre; Fernandópolis; Bernardino de Campos; Presidente Prudente; São José dos Campos; Assis; and Jales.

Floating photovoltaic power plants

Throughout this year, a Floating Photovoltaic Power Plant (UFF) began preparing for operation at the Taiaçupeba ETA, which is liable for supplying water to some districts in the East Zone of the municipality of São Paulo, as well as the municipalities of Suzano, Itaquaquecetuba, Arujá, Ferraz de Vasconcelos and Poá. The plant is anchored 74 m from the shore, on a kind of island of 5,500 m², and has a generation capacity of 500 kWp, allowing the use of remote self-consumption mechanisms and the rebate of our energy consumed in other facilities in the same concession area, from the distributor EDP (*Energia de Portugal*).

The Floating Photovoltaic Panel Plants (UFFs) project consists of installing solar panels on the water levels of dams and reservoirs. Groundbreaking and with a high potential for generating energy in spring areas, the project has minimal impact on flora and fauna, without affecting water quality.

SPE Cantareira SP Energia has been created for this purpose and initially designed four plants with capacities of 5 MW, arranged so as not to interfere with navigation, leisure, and fishing activities, among others.

Vehicle fleet

The energy source that drives the vehicles we use is the focus of our attention. Our corporate fleet management, as well as the pursuit of increasingly cleaner alternatives, contributes to enhancing sustainability in the Company's actions: on average, we achieve more than 9,600 tCO_2e of avoided emissions annually with the guideline of using ethanol in our fleet. Using biomethane to fuel our vehicle fleet in Franca has the potential to avoid around 4,300 tCO_2e.



Environmental management system

The Environmental Management System (SGA) is the effective tool with which we organize the operational management and prepare the teams to be aware of the environmental requirements involved in the operation of Water Treatment Stations (ETAs) and Sewage Treatment Stations (ETEs), to identify the needs of the units and to implement the necessary solutions to maintain environmental and legal compliance. The SGA is consolidated in the Company as a way of expressing our vision and environmental culture, which provides a solid basis for seeking advances toward our operations' sustainability.

ETAS and ETEs were selected to implement the SGA as they compose our core business and are essential structures in the provision of sanitation services, they are liable for the treatment of water intended for human consumption and the treatment of collected sewage before it is discharged into receiving water bodies.

The SGA is increasingly built into the Company's routines. In 2023, we moved forward with the process of implementing the system in our units, bolstering the efficiency of management mechanisms based on risk management, preventive measures, and initiatives to raise awareness and provide technical training for teams.

One of SGA's objectives at Sabesp is the adoption of good environmental practices in the operation. Whenever necessary,

the program allocates funds for physical interventions aimed at adapting and improving the infrastructure of the facilities and their maintenance. The system makes it easier to manage the renovation deadlines and comply with the conditions of environmental licenses and grants, among other obligations.

We adopt two environmental management models. The first is the ISO 14001 model, adopted by the 36 stations holding this certification and by the stations that are seeking certification. ISO 14001 is paramount to advancing environmental management in businesses, evidencing their commitment to sustainability and the adoption of practices that minimize negative impacts on the environment. It promotes operating efficiency by optimizing the use of natural resources, reducing waste, and improving processes, enabling the identification and management of environmental risks associated with sanitation operations and ensuring the prevention of incidents that could harm the environment. In addition, ISO 14001 supports a culture of continuous advancement to constantly enhance our environmental performance. After being audited by Bureau Veritas Certification, ISO 14001 certification was renewed at our 36 stations, reinforcing our commitment to the highest environmental standards.

The second is a proprietary model, the SGA-Sabesp, that applies the standard principles as a reference, although it does not require the unit's certification. At the end of 2023, SGA-Sabesp reached 678 stations, or 80% of our operational units, evidencing to be consolidated in our ESG management structure. Our goal is to complete the SGA implementation process by December 2024.


RISK

ISO 14001 certification has been renewed at our 36 stations, reinforcing our commitment to the highest environmental standards.

Circular economy, waste, and effluents

GRI 3-3 Circular economy, waste, and effluents, 306

We have important solid waste management initiatives underway, with results in lowering GHG emissions. One of them is Sabesfértil, the name given to the organic fertilizer produced at Lageado sewage treatment station. It is a compound rich in organic matter, including some macronutrients, especially nitrogen and phosphorus. Organic fertilizer also has soil conditioning properties, such as water retention capacity and cation exchange. Based in the municipality of Botucatu, the initiative was groundbreaking in terms of transforming treated sewage sludge into organic fertilizer. Similar projects to produce organic fertilizer are under development at other Company units.

At the Porto Novo ETE, we have another interesting project under development, this time a solar drying system for ETE sludge, with forced ventilation and a mechanized process for mixing and fragmenting the sludge.

Sludge drying systems are also present in various other units of the Company and are important solutions for reducing volume, transportation, and the demand for landfill space, as well as helping to reduce greenhouse gas emissions.

At the Franca ETE, two initiatives are also aimed at drying sludge: one of them is using a greenhouse with a translucent cover, which allows sunlight



Franca ETE

to shine through and speeds up the drying process. The other project consists of specific thermal drying equipment, using part of the biogas generated at the ETE itself. Another part of the biogas, after processing, generates biomethane that is used in the local fleet, in line with the circular economy principles applied in our operations.

Biogas for energy generation is also the purpose of a project under development at the ABC ETE, which will save electricity and lower GHG emissions as a result of its use.

A breakthrough lagoon cover system is operating at the Lins ETE, located in the mid-western region of the State, supported on the surface by a sheet of water, which captures the biogas generated from the decomposition of the organic matter present in the sewage. The biogas is then directed to be burned in an open flare, which curtails GHG emissions.

As for the use of final effluents from sewage treatment stations, we have reuse projects that represent an important action by the Company, in line with the principles of circular economy. Our water treatment stations also apply this concept through filter wash water recovery systems, bringing more optimization to the use of this resource.

Our water treatments use fluosilicic acid, which follows strict legal quality standards and guidelines, and is applied as a source of fluoride. This is an action that also contributes to the conservation of natural resources, within the framework of a circular economy, since it is the result of the reuse and purification of materials deriving from the processing of phosphate rock, from the fertilizer production cycle.

The expansion of our ETEs capacity, within the scope of the universalization of our services, must also be in line with the circular economy principles, in order to make maximum use of the byproducts generated, such as sludge, effluent, and biogas.

ETEs Sustainable Program

GRI 306-2

The program aims to apply technologies and practices to convert the byproducts of the stations, such as sludge, biogas, and effluent, into sustainable resources for beneficial use, taking into account the efficient use of their energy potential. The program has its own certification system and sets out sustainability levels built on the adoption of best practices and sustainability measures at each station, which will also become part of the 3S program.

Having an Environmental Management System (SGA) in place is a prerequisite of the program, to ensure that stations comply with current environmental laws and guidelines. Out of 44 units composing the program today, 11 were acknowledged as sustainable. Other stations are under phase of studies and implementation of infrastructure improvements to gain their recognition.

Sabesp has several important waste and effluent management initiatives underway. It is also developing the Sustainable ETEs program, with the aim of applying technologies to transform the by-products generated at the stations.

3S Program - Sustainable Sanitation Solutions

We also understand the relevance of circular economy principles for the performance of sustainable solutions. This perception led us to kick off in 2023 the development of the 3S Program - Sustainable Sanitation Solutions, which aims to bring together in a single platform, the assessment of a suite of solutions and businesses concerned with our operations' sustainability.

As of 2024, the program will promote the '3S Seal' to the projects implemented at Sabesp's sewage treatment stations which, in addition to meeting legal and environmental compliance, innovation, technology, and circular economy requirements, also make an effective contribution to scale down GHG emissions.

Corporate Program for Reducing Losses

SASB IF-WU- 140a.1, IF-WU-140a.2

For years, Sabesp has been investing in loss prevention actions. Aware of its responsibilities regarding the shortage of water resources and with a focus on improving operating efficiency, the Company has heightened these efforts by implementing a long-term program that began in 2009 with funding to ensure its continuity.

With financing from Caixa, BNDES, JICA, and IBRD, besides own funds, a total of BRL 9.4 billion was invested, in the current amount, between 2009 and 2023 (corresponding to BRL 13 billion, in updated amounts for 2023).

The Corporate Loss Reduction Program carries out actions to combat real and apparent losses. For actual losses, which mainly correspond to leaks in pipes, we proactively investigate non-visible leaks, repair visible leaks quickly, renovate the infrastructure of water networks and branches, control pressures and bolster the supply systems' operating efficiency. For apparent losses, which refer to water consumed but not accounted for, actions are taken to combat fraud, update the commercial registration, and renew the meter fleet to reduce the under-measurement of water meters due to this equipment's aging. The program also collaborates with regularization in low-income areas, enhancing performance and combating any waste in the network.

In addition, Sabesp conducts night demand management, which consists of reducing the water pressure in the distribution network at night, when there is less demand. As of 2023, to meet the needs of the Metropolitan Region of São Paulo supply system, an operational adjustment took place to the timing of nighttime demand management, decreasing the demand response period by an average of 2 hours.

The results achieved by the Corporate Loss Reduction Program between December 2004 and December 2023 were significant: the rate of water losses in micro-measurement fell by 11.5 percentage points, from 41.0% to 29.5%. During the same period, the actual or physical loss ratio dropped 7.2 percentage points, from 26.7% to 19.5%. The liters by connection indicator went down from 547 to 260 liters per connection/day, evidencing Sabesp's consistent loss reduction path.

It is worth noting that Sabesp's total loss ratio is lower than Brazil's average (40.3%), Southeast region (37.8%), the State of São Paulo (34.5%), and 100 largest municipalities in the country (36.5%), according to the study '2023 WATER LOSSES' of Trata Brasil Institute, elaborated from data of the National System of Sanitation Information (SNIS).

For 2024 we estimate funds of nearly BRL 1 billion in actions to prevent losses and achieve the corporate goal of 255 liters per connection/day. To achieve this goal, the main actions to reduce losses will focus on identifying and repairing leaks in networks and branches, replacing water meters, fighting fraud, and regularizing areas, and rehabilitating infrastructure.

During 2023, the Loss Reduction Program was recognized by the Trata Brasil Institute in the Best Developments in Water Losses and Best ESG Cases categories of the 7th edition of the Successful Cases & ESG Award.

In the first category, Trata Brasil recognized lower losses of drinking water in the city of Taboão da Serra. We decreased the municipality's distribution system losses from 35.9%, in 2012, to 17.4% (data related to 2021).

19.5%
falling real or physical water loss rates

The investment planned for 2014 to combat water loss is
BRL 1 billion

Water Security & resilience

SASB IF-WU-440a.3

Sabesp's recent Capex track record allowed us to face, among other situations, the worst water crisis in southeastern Brazil in 2014 and 2015 and ensure the supply of 20 million consumers in the Metropolitan Region of São Paulo. These initiatives have been evidencing Sabesp's concern to promote a solid performance in terms of water security and climate resilience.

Several actions have been devised to adapt to the new demands raised by extreme weather events, which increase the risks to public supply. In addition to the contingency plans put in place during the water crisis, Sabesp invested resources, for example, in the interconnection between the Jaguari (Paraíba do Sul) and Atibainha (Cantareira System) dams; in expanding the treatment capacity of the Guarapiranga System; in the inauguration of the São Lourenço Producer System; and the installation of pressure regulating valves in the water distribution network.

Over the past years, Sabesp also continued to invest in the construction of redundancy systems as a backup in the event of drought. In 2023, the Cantareira System upgraded its substation, transformers, and electric panels at the Santa Inês Pumping Station, aiming at enhancing treatment capacity, reservoirs, and the transfer of raw and treated water between the various systems and regions served. Development works of the Alto Tietê System in Itapanhaú river also have been resumed; the construction of the Vila Alpina's new water mains, the Botucatu Dam, and the start of works on the reservoirs in São Sebastião and Ubatuba (on the coast), among other initiatives.

In addition, the São Paulo Macro-Metropolis Water Security Study underway will serve as the basis for revising the Water Supply Master Plan, which in turn contributes to improving our Metropolitan Water Program (PMA), ensuring Sabesp's long-term planning, with parameters for integrating systems, water security, and resilience.

Sabesp's 2024-2028 Capex Plan estimates considerable annual amounts, totaling BRL 47.4 billion in the period.

BRL million	2024	2025	2026	2027	2028	Total 24-28
Systems expansion	**4,046**	**8,062**	**8,235**	**7,216**	**6,352**	**33,911**
Water	1,028	1,624	1,301	1,228	1,172	6,353
Sewage	3,017	6,438	6,934	5,988	5,180	27,558
Systems improvement, efficiency, and asset renovation	**3,104**	**2,792**	**1,911**	**1,750**	**1,710**	**11,267**
Losses control and reduction	929	876	511	494	504	3,314
Operational development (Energy, Automation, Retrofits)	2,175	1,916	1,401	1,256	1,205	7,953
Other	**983**	**640**	**199**	**162**	**196**	**2,180**
Total	**8,132**	**11,494**	**10,346**	**9,129**	**8,257**	**47,358**

Other actions aimed at evidencing the Company's commitment to the resilience of its operations and preparedness for extreme events include:

The electric matrix is mostly composed of clean sources:

- Use of small hydroelectric power plants (PCH) and biogas energy;
- Distributed Photovoltaic Power Generation Program;
- Greater share of energy from incentivized sources in the Free Contracting Environment (ACL);
- Development of a project to generate energy from the incineration of solid urban waste;
- Energy efficiency actions, including technologies, such as pump turbines (BFT) and the replacement of equipment and installations;

- Development of studies to identify the carbon sequestration and stock potential of the forest reserves owned by the Company;
- Environmental compensation through forest recovery and conservation;
- Corporate Environmental Recovery Commitment Program (TCRA) [TCRA-Saldo];
- Green Belt Program for Metropolitan Springs;
- GHG inventories [Gold Seal] and development of a study to quantify avoided emissions;
- Sludge drying by solar irradiation (reduction in scope 3);
- 3S Program— Sustainable Sanitation Solutions;
- Sabesfértil Fertilizer.

To learn more about some of these initiatives, **click here.**

Forest areas & biodiversity

Forest areas

GRI 304-1

Forests are extremely important for balancing the climate and maintaining life on the planet. This is due to the ecosystem services they provide, such as regulating regional climate, cleaning the air, providing water and food, sequestering, and storing carbon, and more. Furthermore, forest restoration has a positive impact on water conservation.

Sabesp has played an essential role in the conservation and protection of the remaining forest areas of the Atlantic Rainforest, one of the world's most biodiverse and threatened biomes, by ensuring the conservation of approximately 39,000 hectares of forest in various stages of recovery, accounting for 1.6% of the entire remaining biome in the State of São Paulo - an area larger than the municipality of Guarulhos, in the greater São Paulo region.

These are areas, such as Morro Grande Forest Reserve (Cotia); Cantareira System (Nazaré Paulista, Joanópolis, Piracaia, Bragança Paulista and Mairiporã); Rio Claro (Salesópolis); Jurubatuba (Santos); Cantareira Velho (São Paulo, Mairiporã and Guarulhos); São Francisco (São Sebastião); Fazenda Capivari (São Paulo); among others, whose ecosystem services have been paramount in tackling climate change.

These areas are part of the Green Belt Biosphere Reserve of the City of São Paulo, as well as the Cantareira and Serra do Mar State Parks, which are fully protected areas, and the Environmental Protection Areas to the north and south of the capital.

Interferences of areas of Protection and Preservation in Sabesp's forest areas

By restoring and protecting forest areas, Sabesp ensures the conservation of springs, which are essential for maintaining the quality of the water distributed to more than 14 million people in the Metropolitan Region of São Paulo, besides contributing to the water security of the population in the region. The recovery of forest areas on the banks of the Cantareira System dams, carried out by planting native tree seedlings, for example, was responsible for increasing the system's vegetation coverage from 61% in 1980 to 80% in 2023.

The expansion of the vegetation coverage makes it possible to create corridors that facilitate the movement of animals between existing forest fragments, which are key areas for the conservation of biodiversity.

Forest areas map



PROTECTED FOREST AREAS
Inserted in the Atlantic Forest biome, Sabesp's properties highlighted here reflect the Company's environmental essence
CANTAREIRA SYSTEM
Inside of: APA Cantareira and Itapetinga and Juqueri State Parks
Dams: Jaguari, Jacareí, Cachoeira, Atibainha, Paiva Castro and Águas Claras
Areas (including springs): 14,900 hectares
Vegetation Covering Index (2023): 80%
ALTO COTIA SYSTEM
Inside of: Morro Grande Forest Reserve
Dams: Pedro Beicht and Cachoeira da Graça
Area (including springs): : 10,900 hectares
Area (water layer free): 10,600 hectares
Vegetation Covering Index (2023): 98%
The reserves monitored by Sabesp represent 1.6% of the remaining Atlantic Forest in the State of São Paulo and protect the water consumed by more than 14 million residents of the Capital, Greater São Paulo and Baixada Santista
JURUBATUBA
Inside of: Serra do Mar State Park
Area (including springs): 2,900 hectares
Vegetation Covering Index (2023): 100%
RIO CLARO SYSTEM
Inside of: Serra do Mar State Park
Dams: Ribeirão dos Campos
Area (including springs): 15,800 hectares
Area (water layer free): 15,600 hectares
Vegetation Covering Index (2023): 99%
Total Sabesp area: 49,000 hectares
Total Sabesp area water layer free : 39,000 hectares
Google Earth

Exemplifying the biodiversity present in Sabesp's forest areas, studies carried out in the early 2000s by researchers from the University of São Paulo (USP), the State University of Campinas (UNICAMP) and the São Paulo State University (UNESP) revealed that the Morro Grande Forest Reserve (municipality of Cotia, Metropolitan Region of São Paulo) has 260 species of trees, 198 species of birds, 35 species of reptiles and 41 species of mammals. In the case of insects, 100 species of orb-weaving spiders and 212 species of frugivorous butterflies were identified. These results give us just a glimpse of the richness and biodiversity of the Atlantic Forest, structured in complex arrangements of ecological systems that exist in a fragile balance that must be protected, for our sake and for the sake of future generations.


Uehara-Prado, M.
Narope cyllarus
(D)
(V)
Dasyophthalma rusina
(C)
(V)

Guia das borboletas frugívoras da RFMG, Uehara-Prado et al. (2004)

Forest restoration and environmental licensing

GRI 304-3

It is precisely because we understand the importance of preserving the forests and the impacts caused by the suppression of vegetation, due to the need to expand the basic sanitation infrastructure in our quest for universalization, that we work to best comply with the Environmental Recovery Commitment Statement (TCRAs), which sets out measures to compensate for the impacts generated, signed with the environmental licensing authorities.

The methodology we adopt involves planting regional native species, followed by maintenance activities, with the aim of speeding up the natural regeneration process of the Atlantic Forest and Cerrado biomes. Preferably, these plantations are carried out in areas considered vital for the conservation of water resources and for the maintenance and recovery of connectivity between vegetation fragments, with a view to conserving biodiversity, such as around the reservoirs of the Cantareira System in the Metropolitan Region of São Paulo.

To materialize the planting, taking into account the provisions of environmental legislation, we have defined a TCRAS Corporate Program with Cetesb to speed up these processes. The program allowed for the settlement of existing conditions and the creation of a bank of acreage to meet future licensing obligations (the number of areas under restoration is greater than the total area of committed obligations), resulting in a surplus known as TCRA-Saldo.

Until 2023, we have contracted the planting of nearly 840,000 seedlings, of which approximately 632,000 (75.2%) have already been planted, accounted for in the State Government's Spring Program, and are in the maintenance phase.

With the recent reorganization of our organizational structure, the environmental licensing process for works and projects was centralized in the Environmental Engineering Superintendence. This change allows for a comprehensive view of all stages of the process, from concept to decommissioning of facilities, and provides greater efficiency and agility in the activities required for licensing. In addition to providing the necessary grounds for the execution of projects and works through environmental licensing, we are committed to devising corporate environmental programs, with an emphasis on compliance with our operational hub, making it possible to reach a new level of quality in sanitation actions. These practices meet environmental requirements and evidence a commitment to environmental responsibility and to promoting the facilities' sustainability.

We have contracted the planting of around 840,000 seedlings, of which approximately 632,000 (75.2%) have already been planted, accounted for in the State Government's Nascentes Program, and are in the maintenance phase.

Monitoring and control of biodiversity and ecosystems impact

GRI 304-2

There is no way to separate the impacts of human interventions in the environment from the impacts on biodiversity and the ecosystems that are responsible for providing essential services to sustain healthy life on Earth.

Therefore, before any intervention, and even during the design phase, environmental diagnostics and studies are conducted as part of the environmental licensing process, which helps to measure the impact on biodiversity and guide our choices towards more environmentally friendly alternatives. Our procedures also seek to minimize environmental interferences and pending issues that could hinder the operation of completed works.

Specific EIA/RIMA studies are required for projects or activities with a greater potential for environmental impact, such as works involving the construction of dams and the reversal of basins. These projects aim to identify, monitor, and control impacts on the biotic environment (flora and fauna) and the physical environment (soil and water resources) in our projects' areas of influence. The results obtained from these projects guide the definition of plans and/or programs containing measures to prevent or mitigate these impacts. These include Fauna Monitoring, Wildlife Conservation, Wildlife Rescue and Salvage, Forest Management and Restoration, and Water Quality and Aquatic Biota Monitoring Programs.

Environmental education

Investing in environmental education is essential for Sabesp because it reinforces public awareness of sustainable water use, supports the achievement of environmental goals, enhances water resource management, guides the correct use of existing structures, and sustains environmental protection. These initiatives promote conservation practices among consumers and ensure the Company's operational resilience against climate challenges, bolstering our commitment to sustainability and the well-being of the citizens we serve. Hence, we put in place corporate environmental education programs that cover diverse topics related to caring for the environment.

Corporate Environmental Education Program (PEA)

GRI 413-1

The Corporate Environmental Education Program (PEA Sabesp) aims at fostering social values, knowledge, skills, attitudes, and competencies, both among our employees and our various stakeholders, always with a view to building a more sustainable society, with water as the core element that transforms lives, in all our collective actions and mobilizations. The PEA organizes a wide range of activities, from educational courses and lectures to the clean-up task force for streams, rivers, and beaches, ecological hikes and rides, voluntary planting of seedlings, and release of fry. It also includes the development of artistic activities, actions on environmental commemorative dates, and monitored visits to our stations.

Through these actions, we underscore the importance of everyone's collaboration in the correct use of the sanitation equipment provided and in the conscious use of water. With this, we make the PEA an instrument that contributes to the universalization of sanitation, being a strong link between the Company and society in general.


sabesp
Guided Tour

Sabesp acknowledges environmental education as a cornerstone to building a more sustainable future. Since 2009, PEA has been acting as an essential tool in this process, raising awareness and mobilizing internal and external stakeholders about the importance of the:

- Conscious use of water: through campaigns, lectures, and workshops, the PEA promotes a culture of water conservation, encouraging practices that contribute to the conscious use of this vital resource.
- Proper use of sanitation equipment: The program educates the community on the proper disposal of waste and the use of sanitation facilities to ensure public health and environmental protection.
- Conservation of natural resources: The Company promotes environmental education as a tool for preserving biodiversity and protecting water resources, raising awareness of the relevance of environmental sustainability and the current context of climate change, its impact on our daily lives, and how we can work together.

Through environmental education, Sabesp contributes to the education of citizens who are aware, responsible, and committed to preserving the environment. It also foments social transformation by generating positive changes in society, encouraging the population's participation in environmental management, and building more sustainable communities.

In 2023, the PEA Sabesp conveyed its message to +129,000 people through various actions, such as 782 monitored visits to operational units, with an audience of 28,300 people; more than 1,100 talks at schools, communities, businesses, and events, reaching more than 101,000 people; 13,209 tree seedlings planted; and 95,000 fingerlings released into rivers.

As examples of PEA Sabesp's special actions, we can highlight the 'Recreio nas Férias,' action with schools in the municipality of São Paulo, which promoted lectures and visits to Sabesp's Sewage Treatment Stations in the Metropolitan Region of São Paulo, evidencing the relevance of sewage treatment for maintaining the water cycle.

The 'Semear' and 'Educa Sabesp' projects moved forward on the Northern coast municipalities, with educational activities and the training of teachers as powerful multipliers on the importance of water and sanitation for thousands of students.

129 thousand
people impacted by actions promoted by PEA Sabesp

782
guided tours in the operational units

+1.1 thousands
lectures in schools, communities, companies and events

13,209
tree seedlings planted

95 thousands
fingerlings released into rivers

In the municipality of Guarulhos, waste collection was the focus of the work, aimed at protecting water. Through the 'Deixaqui' Project, the incentive for selective collection generated cashback for those who took their recyclable waste to the project containers, favoring and encouraging participation in this initiative.

In the southern operational units, environmental education activities stood out for community involvement, with activities such as the planting of community gardens, visits to water treatment stations and laboratories, playful activities in kindergartens, and visits to the Guarapiranga reservoir to raise awareness of the need to clean water.

In the Itapetininga and Botucatu regions, environmental education activities promoted widespread mobilization around the release of fingerlings into the rivers of nearby municipalities, aiming at enhancing water quality and maintaining biodiversity.

In the Lins region, educational activities continue to bolster partnerships with various sectors and branches of society, aiming at working together to develop citizens who care about their city, their country, and the world. In the 83 municipalities that make up the region, including the municipality of Olímpia, recently undertaken by Sabesp, more than 150 educational activities were conducted involving people of different ages, local governments, businesses, associations, and civil society organizations. An extensive work that reinforces the Company's commitment to and partnership with the community for the benefit of all.


CONSORC
VU GUARULI
ambipar
boomera
Deixaki spot - Guarulhos/SP

In the Paraíba Valley region, as we pursue to increasingly expand and diversify our social engagement activities, we would like to underline the toll on World Water Day, near a traffic light on a major avenue in the city of Taubaté. In this action, professionals from the local unit displayed banners highlighting the importance of the date and disseminated information on the conscious use of this precious resource, water.

In 2023, we promoted the socio-environmental disposal of 176,681 tons of materials for recycling, positively impacting 23 cooperatives of recyclable material collectors.

In an effort to involve the community from the implementation phase of our projects, our project areas also seek to broadly disseminate the intrinsic value of sanitation services and the importance of community participation in the proper use of the equipment provided through environmental education.

3Rs Corporate Program

GRI 306-2

In line with our educational efforts to change culture and behavior on important environmental issues, the issue of waste, which is becoming increasingly relevant in terms of the need for mobilization, also has its place in our corporate actions. Since 2008, we have been maintaining a corporate program built on the 3Rs concept — Reduce, Reuse, and Recycle. The program aims at raising awareness and changing the behavior of our employees and service providers in relation to good waste management practices.

The goal is to reduce consumption, reuse materials, and recycle solid waste, such as paper and plastic cups generated by administrative activities. To this end, it encourages a series of selective collection initiatives conducted at the Company's different units.

Over the years, +3,000 people have been trained to act as multipliers in their areas of work and external activities. In 2023, we promoted the proper socioenvironmental disposal of 176,681 tons of recycling materials, positively impacting 23 cooperatives of recyclable material collectors.

Rational Use of Water (Pura) Program

With a strong focus on raising awareness of environmental issues, the Rational Use of Water (Pura) Program has been running since 1995, with a focus on preserving water resources. Throughout its long history, the Company has pursued a policy of promoting conscious use through technological initiatives and cultural changes, providing solutions for detecting and repairing leaks and replacing conventional appliances with water-saving ones, in partnership with public institutions. In addition, Pura promotes studies on water reuse and raises awareness through educational talks and training.

In the Metropolitan Region of São Paulo, currently, 2,525 sites are registered in the program, resulting in savings of 410,000 m³ of water/per month. If we consider the consumption of 14 m³ of water by a household, the amount saved with Pura is sufficient to supply nearly 30,000 families.

The table below shows the number of General Property Registries (RGIs) registered with Pura since 2019. The decrease in the number of customers included in Pura was due to disqualification in relation to established parameters (higher delinquency and/or lower consumption).


RGIs registered in the tariff
2019
3,050
2020
2,995
2021
2,013
2022
2,172
2023
2,525

Management Program for Institutional Representation in Water Resources Systems

The Management Program for Institutional Representation in Water Resources Systems includes monitoring the process of charging for water use, specific laws, and River Basin Plans. We are represented in the plenary and technical chambers of the 21 State Water Basin Committees, the four Federal Committees covering the State of São Paulo, besides the State Water Resources Council. In the social aspect, the program includes relationships with different user sectors, representatives in river basin committees, such as the public and private sectors and civil society, and partners on the use and protection of water resources.



Instalação de bomba

Frying Oil Recycling Programs

Our focus on water protection goes far beyond our walls. The Used Frying Oil Recycling Programs encourage the proper disposal of the product, which, if disposed of improperly, can contaminate soil and water and cause blockages in the homes' internal plumbing and obstructions in the collection networks.

This initiative has multiple benefits: it prevents environmental damage, promotes income generation through partnerships with institutions that collect the oil and reuse it to make other products such as soap and biodiesel, and helps raise people's environmental awareness.

Sabesp promotes the 'Óleo do Bem' and 'Óleo Amigo' programs, which in inland cities rely on partnerships with Tem TV's TEM+ show, the Triângulo Institute, Cerol Óleo Vegetal, and local governments. Through these partnerships, people exchange a liter of used cooking oil for a bar of ecological soap.

In 2023, 41,129,000 liters of oil were collected. On the coast, recycling relied on a partnership with a local NGO and collected 215 liters. In the metropolitan region, PROL sent 157,676 liters of frying oil for recycling, making a total of 199,020 liters of used frying oil disposed of properly in the municipalities where we operate.

Caring for the social

Human capital development

GRI 3-3 Human capital development material topic

Human capital is an example of pride for us. Each employee plays a significant role in the Company's strategy, transforming the lives of São Paulo residents and making this city's society more inclusive and sustainable.

In line with our goal of universalizing sanitation services and providing them with excellence, all our human capital is committed to seeking innovation and the best results, together with a healthy workplace and the encouragement of continuous professional development.

To maximize its positive social impact, we promote various initiatives that contribute to the social development of the communities located in our area of operation.

In order to maximize the positive social impact of our human capital, we promote initiatives that contribute to the social development of the communities in our area of operation.


sabesp
www.sabesp.com.br

Sabesp Corporate University (UES)

GRI 404-1, 404-2

In 2023, the Sabesp Corporate University (UES) completed 20 years of history, offering in-house training, distance learning, and external courses in classes open to the market. Today, UES coordinates the corporate training and development processes for the workforce, providing the necessary training for the performance of professional duties and safety in the workplace.

UES' courses and programs portfolio comprise four paths (or areas of knowledge): Training and Development, More Knowledge Program, Mandatory Training; and Institutional Programs.

Average hours of employee training by gender

	2021		2022		2023		Δ 2022/2023	
Gender	Total hours	Average hours	Total hours	Average hours	Total hours	Average hours	Total hours	Average hours
Men	335,256	33	335,289	40	593,816	67	77.11%	67.14%
Women	111,437	46	111,483	62	193,671	89	73.72%	44.79%
Total hours of training	**446,693**	**36**	**446,772**	**44**	**787,487**	**71**	**76.26%**	**61.75%**

Average hours of employee training by employee category

	2021		2022		2023		Δ 2022/2023	
Employee category	Total hours	Average hours	Total hours	Average hours	Total hours	Average hours	Total hours	Average hours
Executives	38,117	58	71,330	108	50,603	89	-29.06%	-17.57%
Operational	104,653	23	92,674	21	190,394	49	105.44%	131.54%
Technicians	215,032	41	224,149	43	382,977	81	70.86%	88.90%
Undergraduate students	88,891	42	155,040	75	163,512	86	5.46%	13.88%
Total hours of training	**446,693**	**36**	**543,193**	**44**	**787,487**	**71**	**44.97%**	**61.36%**

'Mais Conhecimento' (More Knowledge) Program

The 'Mais Conhecimento' (More Knowledge) program stands out in the Company's management of the training and development process of its employees. It offers educational subsidies of up to 80% of the tuition fees for technical courses at the secondary, undergraduate, postgraduate, university extension, and language levels, aiming at raising the level of education and qualification of employees. For professional certification exams, the subsidy is 100%. In 2023, Sabesp granted 458 educational subsidies to employees, totaling investments of BRL 1,448,986.21.

Continuing the successful strategy of previous years, in 2023 UES renewed its offer of strategic partnerships with educational institutions to offer MBAs focused on business (Environmental Sanitation, Asset Management, PPP, and Concessions, among others).



More Knowledge Program
5,812,555
5,841,796
5,274,588
4,426,911
1,245
1,193
1,152
1,041
2020
2021
2022
2023
Nº subsidies granted
Amount (BRL) invested



Sabesp Young Apprentice Program

Nearly 5,300 students have been trained at Sabesp Young Apprentice Program, since the Project's inception in 2006. In May 2023, 496 apprentices concluded the 18-month period of intense learning. During the 2023-2025 cycle, 476 apprentices distributed in different municipalities of the State of São Paulo were hired and involved +300 employees working as tutors.

More than just a legal issue, the Program plays an important social role in providing young people with the opportunity to gain experience and train as administrative assistants, helping them to enter the job market, with SENAI-SP (National Service for Industrial Training) as a qualified entity in methodical technical and professional training.

As a mixed-capital company, Sabesp selects apprentices through a public competition, giving any young person the opportunity to take part. In each public notice, 5% of vacancies are reserved for candidates with disabilities and a differentiated scoring system is adopted for Black, Brown, and Indigenous people, in accordance with current legislation.


429
professionals took part in the 6th edition of the award
entrepreneur award participants

Sabesp Entrepreneur Award

Sabesp Entrepreneur Award is a corporate program that aims at stimulating the generation of ideas, the search for innovation, and the recognition and replication of good practices in the organization. In its 6th edition, we relied on the participation of 429 professionals with 291 works enrolled, of which 63 were selected as finalists. Always looking for innovation, in 2023 we created a new category: Good ESG Practices, with the aim of evaluating and rewarding the practices implemented over the last five years and with favorable results for the advancement of the ESG agenda in the Company. The new category seeks to encourage actions that contribute to sustainable development and the delivery of value to society while boosting financial results.

All of this is aligned with the commitment to contribute to the 'next 50 years of Sabesp'.

Over the past five years, 4,586 professionals took part in 3,561 works, of which 2,322 were for the Idea category; 1,038 for Good Practices, and 201 projects. Results that bolster intrapreneurship and the culture of innovation at Sabesp.

In addition to employees, apprentices and trainees also have the opportunity to take part in the Entrepreneur Award. Depending on the start of the Young Apprentice Program, the Young Entrepreneur category will be activated, giving newcomers to the job market the opportunity to contribute with groundbreaking ideas.

Operators Championship

The Operators Championship is a major event for recognizing and valuing employees who work directly on the Company's operational and customer service processes. After a day of selection rounds and nine tests in the final phase, during the 34th edition of the Technical Meeting of the Association of Engineers of Sabesp (AESabesp) and Fenasan 2023, competitors gathered for the awards ceremony.

Participating in the championship are employees in the operational or technical category who work in the Water and Sewerage Systems Operation, as well as Sabesp's services professionals.

Diversity

GRI 405-1

We value and respect diversity, within and outside of Sabesp's domain. The topic is one of our strategic guidelines for the satisfaction and well-being of our employees and the professional development of our human capital.

With the growing representation of women in senior management, it has become easier to engage others in our Diversity and Inclusion journey, which includes awareness, training, a demographic census, and a diagnosis of maturity and managerial practices. The change reinforces what the Code of Conduct and Integrity affirms about the conduct we do not tolerate and the measures to curb prejudice based on gender, color or race, and sexual orientation, among others.

Under the topic 'Diversity, Equality, and Inclusion,' the agenda for Sabesp's 50th anniversary included in lectures aspects related to moral and sexual harassment in the corporate environment, black consciousness and structural racism, violence against women, sexual diversity, autism, PwD and disability, and regional diversity. We promote the discussion of diversity in our in-house communication vehicles, with the aim of raising awareness among both the leadership and the other organizational levels.

Organizational Climate

In 2023, we reapplied the climate survey, maintaining the Great Place to Work methodology, and the overall result was a Favorability Index of 64%. The survey was conducted during a period of restructuring and organizational change, which resulted in a decline from the previous year's results. The organizational climate management is ongoing. We strive to maintain an excellent climate and workplace for all employees, through improvement plans at all levels and in all areas.



'Ao lado delas' (On their side) Campaign

During Sabesp's 50 years Special Live held in September 2023, the 'Ao lado delas' (On their side) campaign was launched, which reinforces the Company's commitment to bolstering women's psychological safety at Sabesp.

In tandem, a community was created in the Workplace to encourage exchange, sharing of experiences, active listening, and welcoming among women. We have started the Mentoring Program for Women, which seeks to create a customized, trusting, and assertive channel, which will hold its first meetings in 2024. This initiative allows female employees to talk to people with seniority, who voluntarily make themselves available for any situation, helping these women to make decisions.

The objective is for all women in leadership positions within Sabesp to apply to volunteer as mentors, with the mission of mentoring those who are not in this position, through meetings and specialized groups on the topics covered to assess options for action.

The launch of the network marked a clear Sabesp's stance on gender equality. Based on respect, the action underscores the Company's commitment to preventing any form of harassment and to strengthening and giving voice to diversity at all levels of its operations.

Anti-harassment and anti-discrimination

The Company is opposed to prejudice based on origin, race, sex, color, sexual orientation, age, religious belief, or any other form of discrimination. Sabesp's Code of Conduct and Integrity is made up of values and ethical principles of action and behavior, and is outlined in statements that guide the decisions, behavior, and attitudes of all employees and managers of the company and the various groups with which Sabesp interacts.

Above all, the document takes into account current legislation, business, and personal ethics, besides contributing to resolving any dilemmas or conflicts. In the event of non-compliance with our Code of Conduct and Integrity, we have made available the Whistleblowing Channel, which is accessible to all our employees. The reporting mechanism is autonomous and confidential and is prepared to receive complaints of any harassment or discrimination.

The content of the complaints will be investigated by the Harassment Investigation Committee, coordinated and under the responsibility of the People Superintendence, in accordance with the specific corporate procedures.

If any discriminatory practice is identified, the reported employee is subject to disciplinary measures. Even if the complaint is groundless, the Harassment Investigation Committee usually suggests that the area of origin implement an action plan to guide, sensitize, and raise awareness among employees.

Aware of the legislative innovation promoted by Law 14.457/2022, which expanded the CIPA (Internal Committee for Accident Prevention) competencies and changed its name to the Internal Committee for the Prevention of Accidents and Harassment, we conduct dissemination and orientation activities, so that the Committee can include and address issues related to the prevention and combating of harassment and other forms of violence in its activities.

In addition to the Code, we also have a Guidance Booklet on Sexual Harassment. The booklet provides educational content on measures to prevent and combat sexual harassment, with an enlightening approach guided by the ethical commitment to ensure the right to a safe and equal workplace free from discrimination and intimidation.

To further strengthen the anti-harassment culture, a corporate awareness and training program has been structured for 100% of the workforce, accessible through the Sabesp Corporate University, which includes a round table discussion with specialists and the 'On Their Side' affirmative action aimed at enhancing women's psychological safety and gender issues related to harassment.

In addition to the Code of Conduct and Integrity, we have published the Guidance Booklet on Sexual Harassment and made available the Complaints Channel, whose calls are analyzed by the Harassment Investigation Committee.

Workforce

GRI 2-7, 401-1, 401-2

In 2023, Sabesp underwent a restructuring, following the strategic guidance of pursuing efficiency and lean processes. One of the phases of this procedure was the launch of the Voluntary Severance Program (PDI), which relied on the adhesion of 1,892 employees. With the goal of optimizing people management through incentives that encourage people to leave in a conciliatory manner, the Program provided a safe transition for those who wished to pursue new career paths.

With additional benefits relating to their labor rights, additional indemnification, and healthcare plan reimbursement, we totaled the withdrawal of 930 employees in 2023 and 923 dismissals estimated to take place in 2024.

Below are workforce data at the end of 2023:

Employees by type of employment agreement and gender

	2021			2022			2023		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Permanent employees	10,081	2,434	12,515	9,905	2,394	12,299	8,983	2,187	11,170
Temporary employees	0	0	0	0	0	0	0	0	0
Total	**10,081**	**2,434**	**12,515**	**9,905**	**2,394**	**12,299**	**8,983**	**2,187**	**11,170**

Employees by type of employment and gender

	2021			2022			2023		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Full-time employees	9,060	2,315	11,375	8,922	2,283	11,205	8,083	2,087	10,170
Part-time employees	1,021	119	1,140	983	111	1,094	900	100	1,000
Total	**10,081**	**2,434**	**12,515**	**9,905**	**2,394**	**12,299**	**8,983**	**2,187**	**11,170**

New hires, by age group

Age group	2021	%	2022	%	2023	%
Under 30 years old	0	0.00%	1	0.01%	4	0.04%
30-50 years old	2	0.02%	4	0.03%	22	0.20%
Over 50 years old	7	0.06%	9	0.07%	11	0.10%
Total	**9**	**0.07%**	**14**	**0.11%**	**37**	**0.33%**

Turnover, by age group

Age group	2021	%	2022	%	2023	%
Under 30 years old	17	0.14%	15	0.12%	11	0.10%
30-50 years old	66	0.53%	57	0.46%	102	0.91%
Over 50 years old	212	1.69%	150	1.22%	1,020	9.13%
Total	**295**	**2.36%**	**222**	**1.81%**	**1,133**	**10.14%**

New hires, by gender

Gender	2021	%	2022	%	2023	%
Women	3	0.02%	2	0.02%	14	0.13%
Men	6	0.05%	12	0.10%	23	0.21%
Total	**9**	**0.07%**	**14**	**0.11%**	**37**	**0.33%**

Turnover, by gender

Gender	2021	%	2022	%	2023	%
Female	50	0.40%	41	0.33%	212	1.90%
Male	245	1.96%	181	1.47%	921	8.25%
Total	**295**	**2.36%**	**222**	**1.81%**	**1,133**	**10.14%**

New hires, by region

Region	2021	%	2022	%	2023	%
Metropolitan Region of São Paulo	9	0.07%	11	0.09%	34	0.30%
Inland and coast	0	0.00%	3	0.02%	3	0.03%
-	-	-	-	-	-	-
Total	**9**	**0.07%**	**14**	**0.11%**	**37**	**0.33%**

Turnover, by region

Region	2021	%	2022	%	2023	%
Metropolitan Region of São Paulo	167	1.33%	140	1.14%	684	6.12%
Inland and coast	128	1.02%	82	0.67%	449	4.02%
Total	**295**	**2.36%**	**222**	**1.81%**	**1,133**	**10.14%**

Performance review and results

GRI 404-3

Our competency management model is based on a Job and Salary Plan, aimed at attracting, retaining, and developing qualified and committed professionals.

Sabesp conducts an annual review of the performance and results of all its professionals, using an in-house developed computerized system. The review is based on the principles of valuing people, career management, and competencies enhancement.

The practice involves all employees, with the aim of identifying current competencies and individual development needs, considering the Company's strategies, challenges, and results. It is on the basis of the evaluation that everyone establishes the Individual Development Plan (IDP), the challenge of improvement for the next cycle.

Employees with outstanding performance are among those nominated for promotion and will advance in their careers, depending on budget availability and due approval from the São Paulo State control bodies. Career progression is based on salary benchmarks set out in the Job and Salary Plan, which offer salary increases of between 5% and 15%. In 2023, 29.9% of employees advanced in their careers.

Compensation & benefits

GRI 2-2, 401-2, 401-3

We seek to create career prospects and pay our employees' salaries that are compatible with the market. To this end, regular salary surveys are carried out to achieve internal and external balance. For all employees, a benefits package in line with market practices is adopted, in addition to legal obligations, such as meal vouchers, food vouchers, healthcare plans, private pension, and the right to extended parental leave:

Parental leave	2021		2022		2023	
	Men	Women	Men	Women	Men	Women
Total no. of employees entitled to parental leave	**All employees**					
Total no. of employees who took parental leave	45	25	65	35	62	47
Total no. of employees who returned to work after taking parental leave	45	25	65	35	62	47
Total no. of employees who returned to work after parental leave and remained employed 12 months after returning to work[1]	45	25	64	35	-	-
Rate of return to work of employees who took parental leave	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Rate of retention of employees who took parental leave	100.00%	100.00%	98.50%	100.00%	-	-

[1] It is not possible to say because 12 months have not passed since the return of the leave of the employees who took it in 2023.

Collective bargaining and union relations

GRI 2-30, 407-1

We have a track record of good relations with employee representative bodies (unions and associations) - nearly 65% of them are union members, but all are covered by collective bargaining agreements. We prioritize negotiation in our labor relations in order to substantially reduce the occurrence of strike movements.

In May we signed the Collective Bargaining Agreement (ACT) 2023/2024 with unions, effective until April 2024. Therein, we recognized 107 union delegates/ representatives, who enjoy a job guarantee during the ACT's effectiveness period. We also allow for the compensation of another 35 union leaders who are on leave for union activity and who work in all our units, so there are no operations without representation. The agreement also maintained the provisions of the previous agreement and applied the 4.52% wage and benefit adjustment (equivalent to the IPC/FIPE [consumer price index] accumulated from May 2022 to April/2023).

During the bargaining period, local representatives are released to attend negotiation meetings. They collaborate with the trade unions, including the deduction from payrolls of the monthly membership fees of employees who are members of the unions.

Health, safety, and quality of life at work

GRI 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7

The Occupational Health and Safety (OHS) Management System we have adopted was defined in the Occupational Health and Safety Business Procedure and follows the standards set forth in Regulatory Standard No. 1 - General Provisions and Management of Operational Risks, of the Ministry of Labor and Employment, and in ISO 45001 - Occupational Health and Safety Management System.

Among the tools that contribute to ensuring the life and health of employees are risk identification and analysis, with the participation and consultation of the respective professionals; their training and awareness; operational controls; assessments and preparation; emergency response; and OSH diagnosis (documentary audit).

The occupational assessment is standardized for the entire Sabesp and the occupational examinations are conducted according to the risks to which the employees are exposed. The study of the health profile of employees, apprentices, and trainees serves to map the health and quality of life in our business. That is why we have put together an online questionnaire that takes a global look at the health of professionals. Based on the results, the occupational health team can promote actions with an individual and collective impact.

The system covers all employees (own and outsourced) and activities conducted at the Company. Contractors must also follow our guidelines and requirements through contractual clauses. Therefore, we oversee their services and work.



Quality of processes

We ensure the quality of our occupational health and safety processes through the Corporate Occupational Health and Safety Procedure, which applies the Preliminary Risk Analysis (APR) methodology to identify hazards, assess risks, and adopt control measures in all our activities.

Basically, the methodology recognizes the existence of a hazard - the most important ones in our structure are noise, chemical products, contact with sewage, and ergonomics, but there are also those associated with risky activities, such as those conducted in confined spaces, at heights, when digging trenches, and in electrical services and onboard activities.

With the advice of professionals from the Specialized Services in Occupational Safety and Medicine (SESMT), managers and service providers define the characteristics of the hazard, estimate the magnitude of the risk involved, whether it is acceptable or not, and determine the control measures. They fill in the Corporate Preliminary Risk Analysis Form and disseminate it to everyone involved in the activities.

For a non-routine activity, a specific form is drawn up before the activity is performed, so that the document can be reviewed and updated, and the necessary changes to the work environment can be made immediately.

Risk Management Program

The Risk Management Program (PGR) identifies the risks according to the Homogeneous Exposure Groups (GHE), through the Risk Inventory, defining which control measures and corrective actions will be set out in an Action Plan. In line with the PGR, the Occupational Health Medical Control Program (PCMSO) provides management of the occupational risks identified.

Employees who come across non-compliant conditions connected with health and safety at work are encouraged to report them to their leaders, the SESMT, and the Internal Committee for the Prevention of Accidents and Harassment (CIPA) in their unit, or they can report them to the in-house system, without any form of reprisal.

The incidents recorded are categorized and their causes are assessed. An Action Plan, with corrective and preventive measures, must be activated by the manager in charge, advised by the SESMT.

Investigation of work-related injuries

All near misses and work-related injuries are analyzed and investigated internally. The investigation team is made up of the SESMT, CIPA, and the manager of the injured party or the area involved. CIPA analyzes occurrences at its regular meetings and accidents considered serious or fatal are assessed at an extraordinary meeting, with the participation of those involved.

CIPA

We provide OHS procedures through the Corporate Organization System (SOE). Therein, in addition to consulting the procedures recorded and implemented in the workflow, employees can include comments and suggestions for improvement. Another way to send comments or questions is through the HR Open Channel service.

In terms of in-house communication, CIPA's mission is to raise awareness of occupational health and safety through regular campaigns and to promote preventive measures, as defined in the CIPA in Action Program. In 2023, we relied on 123 CIPAs, made up of 740 people and 415 representatives appointed under Regulatory Standard No. 5 (NR-5), who act as the main point of consultation and participation.

The SESMT also holds regular meetings, attended by the CIPA Institutional Committee, to share relevant information on the subject. CIPA and the Emergency Brigades meet every month to discuss the roles of each brigade member within the Emergency Plan and the conditions for using fire-fighting equipment.

At these meetings, fire prevention issues identified during inspections are presented for corrective action, and firefighting techniques and tactics are updated, including emergency drills.

Occupational Health and Safety indicators | GRI 403-9, 403-10

Employees information	2021	2022	2023
No. of fatalities resulting from work-related injuries	0	0	0
Index of fatalities resulting from work-related injuries	0.00	0.00	0.00
No. of work-related injuries with serious outcomes (except for fatalities)	1	1	1
Index of work-related injuries with serious outcomes (except for fatalities)	0.04	0.04	0.05
No. of work-related injuries of mandatory communication	114	153	117
Index of work-related injuries of mandatory communication	4.67	6.35	5.46
No. of hours worked	24,386,558	24,102,174	21,436,344
Number of deaths resulting from occupational diseases	0	0	0
Index of deaths resulting from occupational diseases	0	0	0
Number of cases of notifiable occupational diseases	13	1	11

Quality of Life Program

In line with a preventive attitude, we offer the Sabesp Quality of Life Program (PQV), which takes care of the physical and mental health of our employees.

The Program played a key role during the pandemic and continues to promote people's physical, mental, and social well-being through information campaigns, talks, and preventive actions that encourage good personal habits and a lifestyle of physical, mental, and social activity.

Emotional Support

The Emotional Support Program was created in 2020 to take care of the physical and mental aspects of employees. Due to its relevance, the Program has continued to this day, assisting nearly 20 employees every month.

The Program takes a proactive approach to mental health management, providing employees with an accessible means of dealing with emotional issues. Through completely confidential telephone conversations with Sesi (Industry Social Service) psychologists, employees have the opportunity to talk about and receive help in dealing with emotional discomfort.

Approved by 92% of participants, this initiative, which now relies on daily services in 2023, promotes a healthier and more productive workplace and brings greater balance between personal and professional life.

PARE - Social Service

This is a prevention program against chemical dependency within the Company, implemented in 1993, helping more than a thousand people to minimize the damages caused by the use of drugs, alcohol, and tobacco.

Vaccination Program

Our Immunization Program focuses on the main vaccine-preventable diseases, such as flu, yellow fever, pneumococcal, etc. In 2023, tetravalent vaccines were administered to 9,300 employees (72% of the workforce).

Relationship with communities, customers, and partners

Social SABESP and socially positive results

GRI 3-3 socioenvironmental impacts, 203-1, 413-1

Our main goal is to convert all our infrastructure investments into positive impacts on society by delivering a better quality of life, health, and dignity to the population we serve.

Although we have already achieved remarkable results through positive intervention programs, projects, and works, we are still improving our mechanisms for identifying, managing, and controlling impacts. We currently adopt a methodology called the 'Impact Matrix,' which helps us to identify eventual social and environmental impacts in advance or during the execution of our actions and interventions. The Matrix links each action to a strategy to be adopted to eliminate or mitigate the risks of our activities to communities and the environment.

In areas of greater vulnerability, our efforts are focused on making a positive impact by enhancing our programs and projects that foster citizenship and build up the social, environmental, and climate resilience of communities.



'Água Legal' (Legal Water) Program

Considering the existence of informal occupation areas in some of the municipalities where we operate and that our goal is to bring not only water but also health and quality of life to the population, in 2016 we created the Legal Water Program. The Program aims at regularizing water connections in communities of high social vulnerability, where residents are precariously served by improvised pipes that are prone to contamination.

The success of *'Água Legal'* led the Program to receive funding from the International Bank for Reconstruction and Development (IBRD) in 2018. In 2019, the Program was recognized as 'Success Case in Water and Sanitation 2019' by the UN Global Compact Brazil Network.

Once the regularization work begins, citizens can rely on the support of a team that works to raise awareness of what it means to be a sanitation customer, heightening the potential value of water and sewage connections, and ensuring an understanding of the citizen's role in the sanitation cycle. The goal is to adopt community participation methods that involve local leaders to promote the continued effective use of structures in place and the payment of consumption bills. The strategy adopted also seeks to support the local community through social projects involving, for instance, environmental education and income generation, building benefits shared by all the stakeholders involved.

In 2023, we hit the record of 770,000 people benefiting from the Program. By 2025, the Program is expected to expand to include the São Paulo State's inland and coast, with a further 110,000 regularizations of connections. We expect to reach 1.1 million people who benefited at the end of 2025

Social and vulnerable tariff

SASB IF-WU-240a.4

In areas of great deprivation, the highlight is the social tariff, aimed at single-family homes, the unemployed, residents of collective housing, or those moving out of risk areas. The benefit is granted to low-income families or those in situations of vulnerability, covering all the municipalities operated by Sabesp.

At the end of 2023, the social tariff was granted to a total of 964,720 low-income families, 560,379 in the Social category (BRL 11.19 for consumption up to 10,000 liters of water/month) and 403,981 in the Vulnerable category (BRL 8.53 for consumption up to 10,00 liters of water/month). In 2023, 119,884 families adhered to the list of beneficiaries in these two categories.

Pro-Connection Program

The Pro-Connection Program, also known as 'Se Liga na Rede,' aims at connecting the sanitary facilities of low-income customers to the collection and treatment networks, preventing the irregular discharge of sewage into the environment. This initiative caters to families earning up to three minimum wages/month and the installation costs are initially split between Sabesp and the State Government, that pay for 20% and 80% of works, respectively.

The program provided 29,700 families (104,000 people) with safe and compliant infrastructure, including sewer connections, new indoor plumbing, and the replacement of unsafe and irregular sewer lines, bringing greater comfort and health to this segment of the population.

Created in 2012, along with the State Government, the Pro-Connection Program was to enter a second phase in 2023, but Law 17,853, of December 8th, 2023, which authorized the Executive Branch of the State of São Paulo to promote measures to privatize Sabesp, created the Fund to Support the Universalization of Sanitation in the State of São Paulo, which relies on a Guidance Council.

Among this Council's duties, it is liable for setting out, as to the Pro-Connection Program:

- the definition of the annual target for the execution of intra-household branches by Sabesp;
- the criteria for payment by the State for the services provided by Sabesp in the execution of sewage intra-household branches;
- the mechanisms for overseeing, auditing, and rendering accounts of the expenses arising from the execution of intra-household branches by Sabesp; and
- the criteria for setting out the minimum requirements to be met by beneficiaries of the Pro-Connection Program.

At this moment, Sabesp awaits definitions of the referred Council to move forward with the Program's activities.

'Ensinando a Pescar' (Teaching How to Fish) Program

GRI 203-2

We also have the *'Ensinando a Pescar'* (Teaching How to Fish) Program, which aims at creating new sources of income for vulnerable communities and reducing informality by offering a free residential plumbing course to low-income and/or unemployed people. The 21 hours of theoretical instruction in distance learning modules and practical face-to-face classrooms cover topics, such as the environment, calculating tariffs (water bills), domestic plumbing, cold water installation, leak detection, metal and sanitary installations, entrepreneurship, and employability.

The program is fully fine-tuned with the goals of reducing losses, conscious use of water, and proper use of the sewage network, as expressed in the United Nations (UN) Development Goals.

'Córrego Limpo' (Clean Stream) Program

Since 2007, the 'Córrego Limpo' (Clean Stream) Program has been revitalizing urban streams, cleaning and maintaining their banks, in partnership with the São Paulo local government.

Currently, the actions of the Clean Stream Program are complementary to the interventions of the Tietê Clean-Up Project and the New Pinheiros River Program. Our responsibility is to map, inspect, and maintain the collection networks, to carry out relocation works, connections, interconnections, and extensions of the collection networks, and to monitor the quality of the water in the streams.

At the same time, we are raising awareness and educating the local population about the indiscriminate dumping of waste in watercourses or on the streets, as part of the Collaborative Governance Program. In 16 years of the Program, more than 3 million people have benefited from the results of cleaning up and monitoring the 161 streams served by the Clean Stream Program in São Paulo capital city.

Sustainable and Inclusive Sanitation Program

GRI 413-2, SASB IF-WU-240a.4

The Sustainable and Inclusive Sanitation Program is the purpose of the Loan Agreement signed between Sabesp and the International Bank for Reconstruction and Development (IBRD), which was signed at the end of 2019 and is scheduled to expire in July 2025.

The Program provides for continuity to the actions of various strategic or structuring programs for the Company, such as 'Água Legal' (Legal Water) and 'Troca de Redes' (Network Exchange) (losses), and is conducted through various components. Its objectives include expanding access to regular public water and sewage utilities; lowering losses in the distribution systems; decreasing the share of polluting loads to the Guarapiranga water basin; and contributing to implementing the Sabesp's Dam Safety System.

During the execution of the contracts, the Program requires extensive work to identify and mitigate social and environmental impacts, education and community empowerment activities, the implementation of protest and complaint mechanisms, and also the deployment of social communication processes with the beneficiaries.

Corporate Volunteering Program

Sabesp also relies on a 'Corporate Volunteering Program' that participates in various corporate and local social actions that contribute to eradicating poverty and hunger, reducing inequalities, improving people's quality of life, and other actions related to the Sustainable Development Goals (SDGs) in Brazil.

Below, a chart of key initiatives accomplished in 2023:

Action	Information
SOS Litoral Norte	Along with actions by the state, municipal and federal governments, and civil society organizations, we helped families who were victims of the rainfall by donating food, clothing, hygiene, and cleaning products. More than 105 tons of food, +123,000 items of clothing, and +75,000 hygiene and cleaning items were collected.
Clothing campaign	The campaign mobilized employees, friends, and family to collect blankets and other items, such as clothes, shoes, diapers, pet clothing, socks, gloves, hats, etc. As a result, 25,000 blankets were donated to the São Paulo Social Fund (FUSSP), 35,000 blankets were donated to social service agencies in various inland and coastal municipalities, and 600,000 other items were donated.
Women's Campaign	A total of 26,789 items (sanitary pads and personal hygiene items) were donated to institutions in the metropolitan region, inland, and on the coast.
Blood Donation	554 employees donated blood in various locations from the metropolitan region, inland, and coast.
Sabesp Solidarity Actions	41 activities took place connected with 17 SDGs. More than 500 volunteers took part in these activities, with nearly 50 entities benefiting.
Open Games Social Competition	Donation of 27,352 items/products (diapers, rice, beans, oil, and milk) to the Social Solidarity Fund of the city of Botucatu, the host city of the games.
Rose October	Donation of scarves and jewelry to institutions in the metropolitan region, inland, and on the coast.
Children's Day	Recreational activities took place and toys were donated to institutions in the metropolitan region, inland, and on the coast.
Blue November	Donations of men's personal hygiene kits (razor, deodorant, soap, toothbrush, and toothpaste) were distributed to homeless people.
Christmas campaign	Activities took place in some institutions (orphanages and nursing homes) in the metropolitan region, inland, and on the coast.

In December, International Volunteer Day was celebrated with the Sabesp Volunteer Recognition Program, with around 400 volunteers honored.



Community Vegetable Garden Program

GRI 203-2

In partnership with local governments and organizations, we have developed projects to promote the creation of vegetable gardens in urban areas, in the metropolitan region of São Paulo, and cities in the State's inland, involving and benefiting the population living near the places where the actions are carried out and the families that work in the vegetable gardens; the surplus generated is donated to institutions and socially vulnerable people.

We also have vegetable gardens set up because of the Socioenvironmental Action Plans, conducted on the basis of the relationship established by the Company with highly socially vulnerable communities. These gardens are developed with local partnerships, for example: the Vila Jacuí Nutritional Education and Recovery Center (located on the east side of São Paulo) and schools.

The Community Vegetable Gardens Program, developed in the State of São Paulo's inland, has two fronts. The first is the Income Generation Project of the 'Horta da Cidade' (City Vegetable Garden) Program, an initiative between Sabesp and Lins local government. The second is being developed in schools through the 'Hortas Comunitárias nas Escolas' (Community Vegetable Gardens in Schools) Program, which aims at teaching students in the cities of Lins, Monte Alto, and Cândido Rodrigues the importance of preserving natural resources, positively changing the environment, healthy eating, and the possibility of generating income through sustainable practices. All the products grown in the Projects are free of pesticides and industrialized fertilizers.

Supports and sponsorships

In 2023, with total investments of BRL 75.1 million in sponsoring projects focused on culture, sport, education, sanitation, and sustainability, we reinforce our commitment to society and the environment, supporting initiatives that have a positive impact on the population, communities, cities, and nature.

In the culture area, we injected BRL 37.2 million into 46 different projects of music, theater, museum restoration, dance, and cinema. Among the highlights are projects that bring art, leisure, and development to communities, such as the construction of the Baccarelli Theater, which will promote access to culture for the 220,000 inhabitants of Heliópolis and the surrounding area, and the Paraisópolis Ballet, which benefits more than 300 children from the community, providing growth and development through art. In addition, our support for entrepreneurship, through the '*Expo Favela*' project, has created opportunities and fostered economic and social development.

We also support the '*Virada da Consciência*' (Change in Awareness) event, a wide-ranging inclusion program, aimed at proposing actions to combat structural racism in society.

In the area of sports, we invested in 25 social and sports projects, notably the Brazil Ladies Cup women's soccer tournament and the '*Em Busca de Uma Estrela*' (In Search of a Star) project, which aims to train 80 female players, support gender equality and develop women's soccer.

Fully fine-tuned with our purpose as a sanitation company that protects nature, we also support environmental-related initiatives. This translated into investments totaling BRL 2.5 million last year to support innovation in sanitation through congresses and seminars, and sustainable practices and environmental awareness. Our active engagement is evidenced by support to relevant projects: the '*Virada Sustentável*' (Sustainable Change), an educational movement on sustainability and its various topics; '*Óleo do Bem*' (Good Oil), developed in schools aiming at reducing the irregular disposal of oil and increasing the amount of waste destined for recycling; 'Rethinking Water Governance in Brazil: Focusing on Climate Crisis and Water Corporation', an initiative of the UN Global Compact to convene and engage leaders in water governance based on the issues of climate change and access to infrastructure.

Lastly, in the health sector, we would like to highlight our support for a research project in the field of oncology, which, by evidencing the treatment effectiveness and the possibility of its inclusion in the SUS (Brazilian National Health System), will benefit thousands of Brazilians in the upcoming years, reinforcing our commitment to contribute to improving people's lives in the broadest sense.

Aware of its importance as a company that transforms lives through sanitation, Sabesp is proud to walk alongside other relevant agents of change and development in society, increasingly supporting culture, health, and sport.

Customer relationship

The year 2023 was marked by the creation of the Customer Executive Board, kicking off a new phase in the Company's commercial operations, with a customer-centric strategy.

The main objective is to continuously improve the quality of our services by building a seamless relationship platform across its different channels.

This new executive board has innovated by deploying a set of actions that upgrade the billing and collection processes, which will bring greater efficiency to the Company's collection.

Ombudsman

GRI 2-26

The Ombudsman department is the last resort for addressing, evaluating, and resolving complaints and difficulties that cannot be resolved through other channels. In addition, it represents Sabesp in dealing with complaints registered with consumer protection bodies: State Procon (Consumer Protection Agency) and Municipal Procons; the User Service of the Public Utilities Regulatory Agency of the State of São Paulo (ARSESP); and the consumidor.gov.br website of the National Consumer Secretariat of the Ministry of Justice and Public Security. For some years now, it has been working in partnership with the Consumer Defense Center of the State Public Defender's Office to resolve out-of-court claims.

The development of these activities is based on mediating conflicts, and enhancing in-house processes and company management. In addition, this action mainly contributes to the de-courtization of cases, which are resolved at the administrative level, cutting internal costs, and speeding up customer service.

Throughout the year, 104,893 thousand complaints were received by this channel. Out of these, 99.22% were solved, abiding by in-house, legal, and regulatory procedures.

In 2023, we also had a good result at Procon, not appearing on the list of companies with the most complaints in the year, a result that reflects Sabesp's commitment to the quality of the services provided. The ranking includes complaints based on State Procon (capital city) and municipal Procons.

84%
of our customers serviced had a level of satisfaction achieved in 2023

99.22%
of complaints were resolved by the Ombudsman



Suppliers

Suppliers are business partners. With this vision, they must share our values and principles. The Internal Regulations on Bids and Contracts (RILC) represent the guidelines for the bids we conduct. In our processes, we require not only documents evidencing the supplier's ability to perform the service, but also its compliance with labor, tax, and environmental laws.

We prohibit trade and service agreements with anyone who cannot evidence the use of legal timber, or who employs child labor, degrading, discriminatory, and forced labor, or labor in conditions analogous to slavery - we consult the Ministry of Labor's 'dirty list' to check for suppliers with criminal practices.

Potential suppliers are required to assimilate and execute the RILC requirements and comply with our Code of Conduct and Integrity, the Anti-Corruption Laws, and the Sarbanes-Oxley Act, among others.

In addition, our contracting processes are transparent and digital, resulting in agility, process cost-savings, and paper reduction.

Our supply chain is divided into four groups: materials and equipment (3,797 contracts in 2023); construction work (221 contracts in 2023); engineering services (683 contracts in 2023); and general services (644 contracts in 2023). At the year's end, we recorded 92,332 active suppliers, of whom 7,146 were registered in 2023.

The materials and equipment group relies on 38 segments of suppliers. The main items in this segment are materials and chemical products for water and sewage treatment; pipes and fittings; water meters; and flow meters. The Works group has 21 segments and the main ones are sewage collection networks; interceptors; collectors and outfalls; water supply systems; sewage treatment stations; and sewage and water pumping stations.

There are 47 segments in Engineering Services, including water mains maintenance; networks; water and sewage branches; various operations for water and sewage systems; execution of water and sewage distribution networks; sewage collection networks and water/sewage connections; technical engineering services; and mechanical maintenance. The General Services group has 72 segments, including the purchase of electricity; rental of vehicles, equipment, machinery, and devices; face-to-face service; and meter reading (micro-collector and software).

Business relations between Sabesp and its suppliers may vary in terms of duration, contractual nature, and business base. Various dynamics can influence these relationships, depending on the Company's specific needs. Contracts are awarded by means of a bid, auction, or direct contract, always in accordance with the provisions of the Internal Regulations on Bids and Contracts (RILC).

The Bid Management System (SGL) is used to manage the bidding process, from the preparation of bids to the drawing up of managerial reports for monitoring and controlling the bids. We also have other forms of partnerships/cooperation: Cooperation Agreements and Partnership Agreements (especially for technological projects); Sponsorship Agreements; Confidentiality Agreements; Protocol of Intent and Agreements - for the execution of a project, activity, event, or acquisition of goods, under a mutual cooperation regime, with a view to carrying out environmental, social, educational, cultural, or institutional purposes.

Sustainable Public Procurement Report

Every year, we publish the Sustainable Public Procurement Report, including the main socioenvironmental actions and good practices applied to the supply chain, in accordance with State Decree No. 53.336/08. We also encourage, whenever possible, the participation and contracting of local suppliers, as well as ensuring the treatment provided for in Complementary Law 123/06.



Promoting governance and transparency

GRI 3-3 Regulatory and legal compliance

Our Company has and promotes solid corporate governance and transparency practices. Since 2002, we have been listed on the Novo Mercado, B3 - Brasil, Bolsa, Balcão's highest level of corporate governance segment and on the New York Stock Exchange (NYSE) (ADR level III). In Brazil, we follow the rules of the Brazilian Securities and Exchange Commission (CVM) and B3, and in the United States, the rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). In addition, with ownership control by the State of São Paulo (holding 50.3% of Sabesp's voting rights common shares), we are also regulated by public and private law normative requirements and by ARSESP.

We continuously evolve our integrity and compliance mechanisms to mitigate risks and prevent fraud and corruption. Our actions include transparency, efficient communication, accountability, and sustainability.

In recent years, with a keen eye on the changes imposed on the sector, especially after the approval of the new regulatory environment of the Legal Framework for Sanitation, we have sought to bolster our governance to attract financing, promote sustainable growth, increase returns and investor confidence, and build more value for our shareholders.

The new governance structure (as presented in section 3.1 New Structure) and the level of involvement of the highest body, the Board of Directors, give us the assurance that we are building and consolidating the best corporate policies, preventing conflicts of interest, and establishing best practices in compensation, performance review and appointment criteria.

Our responsible, ethical, honest, and transparent stance ensured recognition from the main risk agencies in 2023. We improved the Standard & Poor's global scale rating, from BB- to BB. Our shares, which are traded on the B3 Novo Mercado and the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADR Level III), continued to feature prominently in corporate governance portfolios throughout the year, particularly in the Corporate Governance Trade Index (IGCT), the Corporate Governance New Market Index (IGCNM) and the Special Tag Along Stock Index (ITAG).

Sectoral regulatory environment

Since 2021, we have promoted the necessary adaptations to operate in the new regulatory environment brought about by the Sanitation Framework, satisfactorily evidencing our financial capacity to maintain the provision of services in the area of operation and to meet the universalization targets before ARSESP and ANA (National Agency of Water and Basic Sanitation).

At the state level, ALESP (Legislative Assembly of the State of São Paulo) approved Law 17.383/2021, which divided the State of São Paulo into four URAEs (Regional Units for Drinking Water Supply and Sanitary Sewage Services), and required municipalities to adhere to the new model for regionalizing services. Compliance with this law took place in 2023 when 370 of the 376 municipalities operated by Sabesp are in the so-called URAE 1 - Southeast.

Considering this regulatory scenario, we conducted an assessment process of the contractual goals indicator (CMC), which is measured quarterly by the contractual management department, linked to the Regulation and New Business executive board, which assesses whether the goals of the contracts between Sabesp and the municipalities served are met within due date.

All this exposure to the capital markets encourages us to ensure compliance with the highest corporate governance standards and means that our policies, rules, and procedures are constantly aligned with the in-house regulations and policies, instructions, and resolutions of the Brazilian Securities and Exchange Commission (CVM) and the US Securities and Exchange Commission (SEC).

This is also the case with the Bylaws, another important instrument that sets out the equal treatment of shareholders, with the rules of one vote per share and a public tender offer in the event of a change of control.

Our exposure to the capital markets encourages us to ensure compliance with the highest corporate governance standards and the requirements of the CVM and the SEC.

Governance in conformity with NYSE

Brazilian corporate governance rules applicable to Sabesp are substantially different from those imposed on US companies listed at NYSE.

As a foreign private issuer on the U.S. Stock Exchange, we are required to comply with the NYSE's requirements to have an audit committee or council, to provide a certification by our CEO that we are not in material noncompliance with corporate governance rules, and to provide a brief description of how we differ from national standards.

In Brazil, we comply with corporate governance provisions and guidelines required by the Novo Mercado Rules, Federal Law 13.303/16, and State Decree 62.349/16. To know how we express our opinion concerning these differences, please access the link.

Management compensation

GRI 2-18, 2-19, 2-20

The Compensation Policy provides the highest governance body's members compensation guidelines (members of statutory committees, Fiscal Council, and Board of Directors). For officers, compensation is calculated based on a fixed monthly fee, an annual bonus, and an annual contingent bonus, subject to the verification of profits and the distribution of dividends to shareholders. The bonus must be the same amount as the monthly compensation, calculated 'pro rata temporis' and paid in December of each year. The amount of the annual overall compensation is approved by the General Shareholders' Meeting, held annually in April.

Officers' variable compensation is limited to six times their monthly compensation or 10% of the amount distributed to shareholders as dividends, whichever is lower. In 2023, the total compensation amount of statutory bodies (Board of Directors, Fiscal Council, Audit Committee, and Board of Executive Officers) was approved by 93.63% of shareholders. The guidelines for the officers' compensation, as well as members of statutory committees and the Fiscal Council, are set out in the Compensation Policy.

In light of the new structure presented in the page 31, the Company's compensation strategy was reviewed in 2023 to ensure alignment and competitiveness with key market practices, as well as with the Company's new strategic drivers, principles, values, and culture, and to promote, among others, the effective implementation of the ESG agenda at Sabesp.

This review was based on market research, with reference to markets composed of competing companies in the segments in which Sabesp operates, sector leaders, and with flawless reputation. At the end of 2023, the issue was under evaluation and in the process of being approved by the Board of Directors.

Assessment: Each year through independent consultancy, the Board of Directors, the statutory committees, and the Board of Executive Officers are evaluated, as a group and individually (self-evaluation and peer evaluation). This analysis explores issues related to the board members' performance and conduct compared to the objectives defined in the business plan and the Company's long-term strategy.

The evaluation comprises the adoption of good corporate governance practices and sustainability principles, the managers' performance efficacy, their contribution to the bottom line, and the execution of the goals and guidelines of the strategic plans, among other issues. The result of the evaluation is sent to the State Capital Defense Council (Codec), a body that supports the State of São Paulo's actions in its role as controlling shareholder and is used to guide the implementation of improvements in the organization and operation of its units, as well as to identify issues that should be developed and deepened by the Board of Directors and the Board of Executive Officers. The criteria and amounts paid to members of statutory bodies can be consulted in Reference Form 2023.



Management training

All new members of the Board of Directors and the Board of Executive Officers must take part in an onboarding program. It presents our business processes and the main institutional documents.

The program includes training on the Code of Conduct and Integrity, corporate and capital market laws, risk management policy, disclosure of information, and internal controls. Training is repeated yearly and is offered to the Fiscal Council's members.

Corporate Risk Management Policy

The purpose of the Corporate Risk Management Policy is to guide the Company in the practice of assessing risks in the corporate environment and to help improve corporate governance, business planning, and the preservation and creation of value for the Company.

Its objective is to set out guidelines, concepts, and competencies for conducting the risk management process, according to an in-house defined methodology, based on the ISO 31000 standards and, especially, the international COSO ERM model: Committee of Sponsoring Organizations of the Treadway Commission — Enterprise Risk Management 2017.

Advances in the structure of the Board of Directors committees

In 2023, significant strides were made in the Company's corporate governance structure, beyond the Committees provided for in Bylaws, with the setup of non-statutory advisory committees to the Board of Directors, namely the Sustainability and Innovation Committee, the Strategy and New Business Committee and the People and Culture Committee.

The Sustainability and Innovation Committee is a result of our commitment to social and environmental responsibility and the search for breakthrough solutions. Through this committee, the Company aims at embedding sustainable practices into all of its operations, driving innovation and competitiveness in a way that is consciously aligned with the demands of today's society.

The People and Culture Committee reflects the importance attached to human capital and the development of a solid and inclusive organizational culture. This committee is dedicated to promoting policies that value and develop employees and ensure a healthy, diverse work environment that is conducive to the professional and personal growth of all team members.

Lastly, the Strategy and New Business Committee focuses on setting out strategic guidelines that will drive our growth and expansion, in line with our long-term objectives. This committee will be liable for identifying business opportunities, assessing risks, and defining the strategies needed to conquer new markets and consolidate the Company's position as a relevant player in its sector.



Investor Relations Portal

The Investor Relations Portal, presents all the corporate information necessary for stakeholders. The Portal makes available Sabesp's results, springs monitoring, and sustainability-related issues. It also has the Talk to IR, channel allowing interested party to clarify their doubts, make complaints, or send suggestions.

Diversity at the Board of Executive Officers and Board of Directors

GRI 405-1

Out of 11 members composing the Board of Directors, three are women, among them, its Chairwoman. The current Board of Executive Officers is composed of seven officers, three of whom are women.


Current Board of Executive Officers
Men
Women
57%
43%

New organizational structure and '*Organiza Sabesp*' Project

We have concluded a relevant milestone in the Company's restructuring. We have made a series of changes at the board of executive officers, superintendencies, and management levels, creating a new structure that reflects the vision of the future we want for Sabesp: an agile, modern, innovative, and more efficient Company.

We have adopted a more horizontal approach, cutting the distance between leadership and operational teams, in response to the demands of the new regulatory framework for the sanitation sector, which underlines the need for agility and competitiveness on the part of service providers.

These changes are in line with best market practices and were drawn up with the participation of all areas of the Company, in a collective construction process.

As part of this restructuring process, the 'Organiza Sabesp' Project is underway, focusing on the Company's document management. This project aims at organizing the documents within the Corporate Organizational System and building a new governance. In addition, it seeks to implement stricter control over the creation of new documents, the evaluation, relevance, and adequacy of existing documents, and to ensure that these are aligned with the Company's strategic guidelines. The 'Organiza Sabesp' is an initiative designed to bolster efficiency in governance, transparency, and compliance, as well as reduce paperwork and improve document management.

Organizational instruments

		Reduction Target for 2024
Institutional Policy	34	10%
Business Procedure	463	5%
Operational Procedure	6,432	50%
Manual	114	100%
Total	7,043	3,686

Privatization process

The Sanitation Framework, built on the principle of universal access to public sanitation services, provided for in its Article 11-B, that the universal provision of water supply and sanitation services must be achieved by 31 December 2033.

In this context, the State of São Paulo kicked off a process to privatize the Company in order to respond in an even more agile and efficient way to the new regulatory reality and to expedite the investments required to achieve the universalization goals for water supply and sanitation services.

In April 2023, the International Finance Corporation (IFC), an agency linked to the World Bank, was commissioned to conduct studies on the Company's privatization, which indicated that a public tender offer was the best model to adopt, the main benefits of which include: (i) increasing and anticipating investments to achieve universalization goals, and (ii) reducing tariffs by using part of the proceeds resulting from the transaction.


A Serviço
da Sabesp

In September 2023, the State of São Paulo informed the municipalities operated by Sabesp about the proposal to modify the terms of the current concession agreements, observing the following guidelines:

(a) advancing the achievement of the universalization goals set out in the Sanitation Framework to 2029, while respecting any shorter terms provided for in the agreement;

(b) extending the agreements' effectiveness terms and covenants signed with the municipalities with concessions to 2060;

(c) Sabesp's obligation to serve the population living in consolidated informal urban centers and rural areas, so that to cover the entire municipal territory; and

(d) detailing the investments to be made in each municipality.

The communication also reaffirmed the commitments to increase and anticipate investments, reduce tariffs, and improve sanitation services, aiming at (a) bringing predictability and transparency to the regionalized structure, taking into account the infrastructure already shared; and (b) detailing in the agreement Sabesp's specific obligations in relation to each municipality, including coverage targets, major works, and investments.

In December 2023, State Law 17.853/2023 was approved, authorizing the São Paulo State Government to promote Sabesp's privatization through a public tender offer of shares, focused on the commitment to universal basic sanitation by 2029, covering rural areas and deprived communities, and reducing water tariffs.

As part of this process, a public consultation will be held in 2024 on (i) the draft of the Concession Agreement to be signed between the Southeast Regional Unit for Drinking Water Supply and Sanitation Services 1 ("URAE-1") and Sabesp, indicating ARSESP's activity, along with specific technical attachments of municipalities composing URAE-1, besides other contractual attachments; (ii) a draft of URAE—1's Advisory Board charter; and (iii) a draft of the Sanitation Regional Plan, under Article 17 of Federal Law 11.445/2007. This documentation shall provide for investment obligations to make universalization effective by 2029.

The contributions received will be processed, the URAE will be called and the concession agreement signed. Concurrently, Sabesp shall advance the public tender offer process, pursuant to applicable regulation.

Ethics, transparency, and integrity

GRI 3-3 Ethics, transparency, and integrity, 2-17, 2-23, 2-24, 205-1, 205-2, 205-3

We work for Sabesp to be the benchmark in ethics and integrity for society. That is why we have built an effective Integrity Program. The goal is to engage all of us in following ethical values and principles in all our tasks and relationships. In this regard, we foment seamless communication with internal stakeholders, customers, suppliers, and partners and decision-making that continually seeks to prevent behavior linked to corruption, fraud, and bribery.

The Integrity Program is also designed to bolster employee satisfaction and retention, create a favorable organizational climate, boost internal stakeholder's trust, enhance our reputation, and achieve benefits, such as lower legal and regulatory risks, including acts harmful to the public administration.

The program is based on national and international laws, such as Law 12.846/2013, Law 13.303/2016, and the Foreign Corrupt Practices Act (FCPA), and includes in-house mechanisms to monitor and encourage whistleblowing, as well as guidelines and principles to guide all our stakeholders.



The Integrity Program is based on national and international laws and includes in-house mechanisms to monitor and encourage whistleblowing.

We kicked off a new cycle of integrity risks analysis (fraud, bribery, and corruption) for the continued advancement of Sabesp's Integrity Program. Our current portfolio analyzed 19 risks. For risks classified as mild to critical, we deployed control improvement actions.

We also conduct training sessions that include members of the Board of Executive Officers, Board of Directors, and Committees to raise the ESG issue, underlining the emphasis on governance in state-owned companies, the role of the Board in decision-making, ethics, and integrity, and the Sustainability Committee.

We have also adopted various measures to develop the collective knowledge, skills, and experience of the highest governance body on sustainable development.

The Code of Conduct and Integrity is the cornerstone of this commitment to ethics and integrity, which applies to all employees and leaders. It sets out the grounds for the fight against corruption, fraud, bribery, nepotism, conflicts of interest, and the acceptance of gifts and gratuities, among others.

As part of the process of aligning Integrity Program activities, a training session was held in November to discuss corporate conduct and integrity activities.

Trust Channel and Whistleblowing Channel

GRI 2-25

The Trust Channel and the Whistleblowing Channel are two key instruments to ensure that any indication of misbehavior is investigated, autonomously and confidentially, and, if confirmed, action is taken. Therefore, suspected fraud, illegal acts, violations, and issues that may harm our principles and interests, including those of our subsidiaries, can and should be reported through the Whistleblowing Channel.

The channel is ready to welcome people and receive reports of non-compliance with our code. The service is provided by Contato Seguro, a specialized contractor, which ensures the confidentiality of the information and the whistleblower's anonymity.

Reports are registered via digital form, by telephone at 0800 900 8001, or in person - by letter addressed to the Audit Superintendence. The area is responsible for processing incidents within the Company, monitored by the Audit Committee.

In 2023, 572 reports were registered in the Whistleblowing Channel, and 80 penalties were applied among employees and contractors: 21 warnings, 11 suspensions, and 48 dismissals. It should be noted that, among the penalties imposed and the cases investigated, there is no evidence of the Company employees' participation in acts of corruption.

The Trust Channel, on the other hand, aims to receive and refer doubts regarding appropriate behavior in each given real day-to-day situation. The channel provides guidance and education and can be accessed via the following electronic address canaldeconfianca@sabesp.com.br.

In addition to providing clarification on how to behave in a situation and on interpersonal relationships in the workplace, with subordinates, managers, customers, and suppliers, the Trust Channel is proving to be a great ally in improving the in-house information provided to our employees.

Internal controls

Internal controls include procedures to ensure the accounting records adequacy, the preparation of financial statements in accordance with legal requirements, and the proper authorization of transactions relating to the acquisition, use, and disposal of the Company's assets, among other issues.

For 18 years, we have promoted a structured and systematic internal controls assessment, which is currently guided by the internal controls framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and is in line with section 404 of the Sarbanes-Oxley Act (SOX) and Federal Law 13.303/2016.

On an annual basis, we review the internal control assessment process to consider new risks associated with the preparation and disclosure of financial statements, as well as potential significant changes in processes, computer systems, and the technological environment.

Internal control testing is performed by the internal audit area, which reports hierarchically to the CEO and functionally to the Audit Committee. In 2022, the assessment of the internal control environment effectiveness determined that 225 controls were operating in processes with an impact on the financial statements and did not identify any deficiencies considered to be material.

In addition to evaluating internal controls, the Audit Superintendence conducts audit projects based on the Annual Audit Plan, which considers the main corporate and process risks. Prior to implementation, the Annual Audit Plan is approved by the Audit Committee and the Company's CEO.

Anti-corruption bodies

We have achieved the highest level of adhesion to good practices by assessing risks, vulnerabilities, and instruments to mitigate the occurrence of fraud and corruption. Among them, we are subject to sector regulations and those of the State Accounting Court of São Paulo, and we participate in the Anti-Corruption National Program (PNPC), coordinated by the Network of State Audit Offices, and sponsored by the Office of the Federal Controller General (CGU) and the Federal Accounting Court (TCU).



Anti-corruption and anti-trust measures

GRI 2-27

Our commitment to combating all forms of acts harmful to public administration implies that we must be vigilant in rejecting practices that undermine public or private interests, whether national or foreign and that jeopardize bids and contracts. We therefore demand that bidders also declare, in the contracting process, that they conduct their business in a way that prevents the practice of bribery, fraud, and corruption.

Due to its relevance, the topic is part of the Anti-Corruption and Antitrust Practices Program, which includes the establishment of measures to mitigate risks in the procurement process.

The practices defined for several of our documents, including the Internal Regulations for Bids and Contracts, Public Notices, Contracts, and other organizational instruments, protect us by performing due diligence in contracting and monitoring suppliers and business partners.

We also perform regular (monthly) checks on ongoing agreements to ensure their compliance with the National Registry of Sanctioned Entities (CNEP) and the Registry of Debarred and Suspended Entities (CEIS), as provided for by Law 12.846/2013.

During the course of 2023, neither fines, sanctions, or cases of acts of corruption under Law 12.846/2013 (Anti-Corruption) were registered, nor any evidence of the Company employees' participation in these acts.

Anti-Corruption Day

In allusion to International Anti-Corruption Day (December 9th), we promoted an event on December 7th, which reinforces each employee's responsibility to preserve Sabesp's image. The participation of officers and experts enriched the debate on the relevance of preventing and combating corruption, thus contributing to more upright and transparent management.

Related Parties Policy

Our Related Party Policy sets out rules for transactions with both individuals and legal entities (including supplier contracts, payment of legal settlements, and the creation of special purpose entities, among others).

Conflict of interests

GRI 2-15

Eventual conflicts of interest are governed by the Related Party Policy, along with the Code of Conduct and Integrity. Through the regulation of transactions with related parties, all legal business is submitted to the Compliance and Risks Superintendence and, from there, to the Joint Committee and the Board of Directors, when applicable. If the related party is a member of the Board, the transaction must be approved directly by the joint committee.

We have conducted 840 transaction analyses, with a focus on conflicts of interest involving related parties. As of November, we made available the 'Related Party Transaction Consultation System,' wherein all transactions must be consulted before they are formalized.

With respect to potential business partners and for the appointment or reappointment of officers, fiscal council members, and vacant positions, we conduct an Integrity Background Check to obtain information on reputation, relationships with public bodies or agents, ownership structure, and consultation of restrictive lists, including corruption-related aspects. In 2023, we conducted 116 reputational analyses.

Donations and contributions

Our Company allows donations or voluntary contributions in situations of public calamity or public interest, provided they are directed to government projects or programs, or non-profit organizations with philanthropic, cultural, educational, social, and/or environmental purposes, in accordance with its values and ethical principles.

They can be earmarked for municipal, state, or federal public bodies or non-profit organizations, and donations to individuals, political parties, and their candidates are not allowed.

Any donations or use of Company resources (financial, property, vehicles, equipment, e-mails, network, and corporate cell phone, etc.) in a political campaign for the benefit of political parties or candidates, among other conduct prohibited by specific legislation, is prohibited. This ban also applies to the use of funds for campaigns or elections by corporations and associations in general.

The guidelines for donations and contributions are set out in our Code of Conduct and Integrity and our Voluntary Donations and Contributions Policy, which is publicly available at https://ri.sabesp.com.br/en/corporate-governance/bylaws-of-sabesp-and-policies/.

Disseminating a culture of integrity

We have an Integrity Program to prevent, detect, and remedy illegal and unethical acts. The program is made up of a series of actions, including education on the subject.

To disseminate and foment our culture of ethics and compliance, we have developed ongoing communication efforts and annual training for all employees, including members of the Board of Executive Officers, the Board of Directors, and statutory committees, to help them identify, prevent, manage and report potentially harmful and unethical activities, such as conflicts of interest, fraud, and corruption.



The content of the training is defined according to the process, position, and duty of each trainee, based on the diagnosis and survey of the annual monitoring of the Sabesp Integrity Program, which identifies the topics to be worked on.

Our Conduct and Integrity path registered +7,000 participants. The specific course stands out for areas where processes with a higher risk of fraud, corruption, and bribery are identified, as well as direct relations with public officials.

To reinforce our knowledge of compliance, governance, and risks, in October we held the 'Internal Controls in Special Purpose Entities (SPEs)' training course for 44 people, whose job it is to understand the value of keeping our actions always in compliance with applicable laws, regulations and in-house policies.

Every year, we draw up a Communication Plan which includes assigning those responsible for each stage and the target audience for the actions. The Plan sets out a regular program of internal dissemination using the Company's communication tools, including dedicated pages on the in-house social media directed to compliance, through which we disseminate information, events, videos, and lectures by renowned professors and professionals in the field.

7,000 participants in training sessions on prevention and fight against fraud, bribery, corruption, and relationship with public officials.

6

Economic and Financial Performance



Economic and Financial Performance

GRI 3-3 Economic and financial performance

The economic and financial performance now composes Sabesp's materiality matrix in 2023, aiming at assuring Sabesp's development and growth, as well as its leverage to deliver the best financial results and economic indicators, in addition to bolstering the Company's investments and growth, including the search for better results through new businesses, partnerships, research processes, development, transformation and expansion to cut costs, enhancing the efficiency and performance of Sabesp's operations, achieving socioenvironmental objectives and ramping up the water and sewage network.



The economic and financial performance now composes Sabesp's materiality matrix, aiming at assuring Sabesp's development and growth.

Macroeconomic and sector context

The year 2023 saw an economic recovery in Brazil. With inflation under control, there was room for interest rates to go down, favoring prospects in the credit market. On the external front, challenges, and uncertainties due to geopolitical tensions remained as sources of volatility in the financial markets.

Despite the more volatile external scenario, we recorded revenue growth and improved economic indicators, with significant increase of the operating result.

Despite the more volatile external scenario, our Company recorded revenue growth, reflecting improved economic indicators, mainly due to the approval of the extraordinary tariff adjustment and the upswing domestic scenario. Although net margins fell, mainly due to the impact of the financial result, the operating result showed a significant increase.

On the cost side, we have implemented several structuring actions aimed at cutting costs and enhancing efficiency in the long run. The organizational restructuring, renovation and technology investments in operations, the creation of the Shared Services Center, and the Voluntary Severance Program (PDI) are examples of our actions aimed at sustainability in a more competitive business environment, given the changes in the sector's legislation.

The investments approved for the 2024-2028 period, totaling BRL 47.4 billion, which now compose the 'IntegraTietê' Program, imposed an even more intense pace of investment growth, with a focus on ramping up sewage networks and treatment.

In 2023, our response to the new dynamics in the sanitation sector has been marked by our participation in public utility concession auctions. In May, we won the auction and signed the concession agreement with the Municipality of Olímpia to operate the water and sewage services for the next 30 years. Our Company, through a contractually regulated Special Purpose Entity (SPE), will invest in technologies to control water losses, build water mains and step up supply capacity as the city, known for its thermal water tourism. These actions will benefit the more than 56,000 residents with better health and quality of life.

Another step towards improving the regulation of the sector was the enactment of State Decree No. 67.880/2023, which provides for municipalities to join the respective Regional Units for Drinking Water Supply and Sanitation (URAEs) and their inter-federal governance structures. The decree gives greater effectiveness and representativeness to the advisory boards of the Regional Units, which will decide on the signing of contracts, agreements and partnerships for water supply and sanitation services.

Composed of municipalities served by Sabesp, under terms of the Sanitation Framework, the URAE 1 - Southeast (URAE-1) relied on the São Paulo municipal government's adhesion in August 2023, which was a major step in its formalization, reinforcing the vision of providing basic sanitation services in a regionalized manner in the State of São Paulo.

BRL 47.4 billion
approved for investment in the expansion of networks and sewage treatment from 2024 to 2028



Aerial view of the Tietê River, Tietê Marginal Highway, and Limão Bridge.



Services and fees regulation

The sanitation framework gave the ANA the authority to issue reference standards with guidelines for the regulation of basic sanitation public utilities in Brazil, which will be exercised by the subnational regulators once they join. In the case of Sabesp, our current agreements are regulated by ARSESP, pursuant to the terms set forth in effective instruments.

Within this context, ANA and ARSESP periodically publish regulatory agendas with topics that should be the subject of future standardization. Sabesp actively participates in the discussions held in rounds of meetings prior to the taking of subsidies and in public consultations on the regulatory standards that impact its business.

With regard to the actual calculation of tariffs, the regulatory model adopted by ARSESP currently provides for incentive-based regulation, which consists of determining a maximum tariff (P0) that ensures the economic and financial breakeven of the service provider throughout its area of operation, taking into account projected efficient costs as well as the number of investments to be made in the 4-year tariff cycle.

The calculation model is based on a Discounted Cash Flow model, the purpose of which is to calculate the maximum equilibrium tariff (P0), based on the operating costs of providing the services, the yield and recovery of the investments made (required revenue), taking into account the market forecast for the 4-year period, whose Net Present Value (NPV) of the tariff cycle is equal to zero, considering a rate of return equal to the Weighted Average Cost of Capital (WACC).

After setting the maximum average tariff (P0) in the regular tariff review process, during the tariff cycle, the agency approves the annual tariff adjustment (IRT), which adjusts tariffs based on the variation in the extended national consumer price index (IPCA) over the last 12 months, minus a productivity factor to be shared with users (X factor) and plus or minus a quality factor (Q factor). The purpose of this mechanism is to compensate for inflation and to encourage us to constantly seek efficiency and reduce our costs, as well as to achieve the desired quality criteria in the provision of services to users.

Specifically for this 2021-2024 cycle, compensatory adjustments (AJC) are estimated depending on whether or not the projected authorized revenue is reached, as well as possible adjustments to other variables (with a limitation of the revenue risk ± 2.5%).

Our tariff structure consists of a set of rules applied to our billing, wherein users are classified into residential, commercial, industrial and public categories. The structure is based on the Tariff Regulations approved by State Decree No. 41.446/1996 and on current legislation and regulatory standards.

Given the need for adjustments for both 2021 and 2022 due to the failure to achieve authorized revenues, ARSESP completed the annual adjustment and extraordinary tariff review processes in April 2023 and authorized us to apply the total tariff adjustment index of 9.5609% to the current tariffs, which came into effect in May 2023.

Key businesses

SASB IF-WU-000.C

The provision of sanitation services is mainly divided into water supply and sanitary sewage. In 2023, we served our customers through 10.3 million water connections and 8.8 million sewage connections, and we billed 2,236.2 million m³ of water and 1,967.6 million m³ of sewage. The operational data presented in this report does not include operations in the municipality of Olímpia.


OL
ÍM
PIA

Billed volume of water and sewage[1] by use category - millions of m³

	Water			Sewage			Water + Sewage		
	2023	2022	%	2023	2022	%	2023	2022	%
Residential	1,918.0	1,869.5	2.6	1,684.0	1,631.4	3.2	3,602.0	3,500.9	2.9
Commercial	189.2	182.1	3.9	181.1	175.9	3.0	370.3	358.0	3.4
Industrial	35.4	34.5	2.6	38.3	37.9	1.1	73.7	72.4	1.8
Public	47.1	43.7	7.8	42.4	38.9	9.0	89.5	82.6	8.4
Total retail	**2,189.7**	**2,129.8**	**2.8**	**1,945.8**	**1,884.1**	**3.3**	**4,135.5**	**4,013.9**	**3.0**
Wholesale[2]	46.5	47.8	(2.7)	21.8	20.5	6.3	68.3	68.3	-
Total	**2,236.2**	**2,177.6**	**2.7**	**1,967.6**	**1,904.6**	**3.3**	**4,203.8**	**4,082.2**	**3.0**

1.Unaudited by external auditors;

2.Volumes of reuse water and non-domestic sewage are included at wholesale.

To fulfill our mission and execute our business plan, we maintain a Capex program aimed at enhancing and bolstering our water supply and sewage collection and treatment systems, boosting their operating efficiency, besides improving and protecting water resources.

In 2023, we invested BRL 6.3 billion, of which BRL 2.7 billion in water systems and BRL 3.6 billion in sewage systems. For the 2024-2028 period, we plan to invest nearly BRL 47.4 billion, of which BRL 33.9 billion to expand water and sewage systems; BRL 11.3 billion to improve systems, efficiency and renovate assets; and BRL 2.2 billion in others, such as information technology and vehicle fleet, for instance:

BRL million

	2024	2025	2026	2027	2028	Total
Systems expansion	**4,046**	**8,062**	**8,235**	**7,216**	**6,352**	**33,911**
Water	1,028	1,624	1,301	1,228	1,172	6,353
Sewage	3,017	6,438	6,934	5,988	5,180	27,558
Systems improvement, efficiency and asset renovation	**3,104**	**2,792**	**1,911**	**1,750**	**1,710**	**11,267**
Losses control and reduction	929	876	511	494	504	3,314
Operational development (Energy, Automation, Retrofits)	2,175	1,916	1,401	1,256	1,205	7,953
Other	**983**	**640**	**199**	**162**	**196**	**2,180**
Total	**8,132**	**11,494**	**10,346**	**9,129**	**8,257**	**47,358**

The Company's operational performance is monitored by means of operational indicators, whose targets are set considering contractual clauses, macroeconomic, social and environmental conditions, as well as the regulatory environment.

Financial result

In 2023, we posted a net income of BRL 3.5 billion, from BRL 3.1 billion registered in 2022, up by BRL 402.2 million or 12.9%. The accounting information reported herein does not include operations in the municipality of Olimpia.


Profit track record
BRL million current
3,524
3,121
2,306
973
3,368
2023
2022
2021
2020
2019

Net operating revenue (which includes construction revenue) totaled BRL 25.6 billion, 15.9% higher than in the previous year.


Net operating revenue track record
BRL billion current
25.6
22.1
19.5
17.8
18.0
2023
2022
2021
2020
2019

Gross operating revenue relating to sanitation services, which excludes construction revenue, moved up BRL 2.9 billion to BRL 21.5 billion, or 15.5% compared to BRL 18.6 billion registered in 2022.

The key factors driving gross operating revenue growth were tariff adjustment of 12.8% since May 2022; tariff adjustment of 9.6% since May 2023; 3.0% higher total billed volume; and increased average tariff due to greater volume billed in the non-residential category.

Construction revenue went up BRL 736 million, or 15.1% from 2022, as a result of higher investment.

Gross operating revenue track record

BRL billion current


2023
27.1
2022
23.5
2021
20.7
2020
18.9
2019
19.1

	2023	2022	2021	2020	2019
Total	**27.1**	**23.5**	**20.7**	**18.9**	**19.1**
Construction	5.6	4.9	4.4	3.8	3.0
Sanitation	21.5	18.6	16.3	15.1	16.2

Costs, administrative and selling expenses were up by BRL 1,118.9 million in 2023 (8.8%). The representativeness of costs and administrative and selling expenses over net revenue (excluding construction revenue) was 69.1% in 2023, versus 73.8% in 2022.

Excluding provision for RDI, the increase stood at BRL 589.3 million (4.6%), and representativeness over net revenue stood at 66.5%. For additional information on the composition and costs and expenses variation, check the results Press Release, available at our website https://ri.sabesp.com.br/en/financial-information/results-center/.

Adjusted EBITDA came to BRL 9,104.7 million, up 28.5% from BRL 7,087.7 million registered in 2022. Adjusted EBITDA margin was 35.6% in 2023, from 32.1% in 2022. Excluding revenue and construction cost effects, the adjusted EBITDA margin resulted in 45.0% in 2023, versus 40.6% in 2022.

Check the results Press Release, available at our website.

Adjusted EBITDA and Adjusted EBITDA Margin Track Record


9.1
7.1
6.4
6.4
7.5
45.0%
40.6%
41.5%
45.0%
49.5%
35.6%
32.1%
32.7%
36.1%
41.8%
2023
2022
2021
2020
2019
Adjusted EBITDA (BRL billion current).
Adjusted EBITDA Margin.
Adjusted EBITDA Margin ex-revenue and construction costs.

Excluding the RDI effect, adjusted EBITDA surged 35.9%, from BRL 7,087.7 million in 2022 to BRL 9,634.3 million in 2023, and adjusted EBITDA margin reached 37.7%, from 32.1% in 2022. Also excluding construction revenue, adjusted EBITDA margin reached 48.2% in 2023, versus 41.2% in 2022.

Adjusted EBITDA Reconciliation (Non-accounting measurements) (BRL million)[1]

	2023	2022	2021	2020	2019
Net income	3,523.50	3,121.30	2,305.90	973.3	3,367.50
RDI	529.6	-	-	-	-
Financial result	1,588.80	372.4	927.4	3,166.40	1,033.70
Depreciation and amortization	2,790.20	2,450.80	2,253.30	2,037.10	1,780.20
Income tax and social contribution	1,230.10	1,151.50	864.3	352.7	1,310.40
Other net operating income/expenses[2]	-27.9	-8.3	21.8	-107.7	18.7
Adjusted EBITDA (ex-RDI)	9,634.30	7,087.70	6,372.70	6,421.80	7,510.50
Adjusted EBITDA Margin (ex-RDI)	37.7	32.1	32.7	36.1	41.8
Construction revenue	-5,600.30	-4,863.80	-4,376.70	-3,716.60	-2,946.60
Construction costs	5,474.70	4,754.40	4,278.30	3,630.10	2,881.40
Adjusted EBITDA ex-revenue and construction costs, ex-RDI	9,508.70	6,978.30	6,274.30	6,335.30	7,445.30
(%) Adjusted EBITDA Margin (ex-RDI) over net revenue, ex-construction	48.2	41.2	42.1	45.6	49.9

1. Adjusted EBITDA corresponds to net income before (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial results; and (iv) other net operating expenses. Adjusted EBITDA is neither a measure of financial performance under the accounting practices adopted in Brazil, International Financial Reporting Standards (IFRS), nor should it be considered separately or as an alternative to net income, as a measure of operating performance, as an alternative to operating cash flows or as a measure of liquidity. Adjusted EBITDA does not have a standardized meaning, and the Company's definition of Adjusted EBITDA may not be comparable to those used by other companies. Our management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to assess performance and compare companies. Other businesses can calculate the Adjusted EBITDA differently from our calculation. The Adjusted EBITDA does not compose our financial statements.
The Adjusted EBITDA aims to present an operational economic performance indicator. Sabesp's Adjusted EBITDA corresponds to net income before net financial expenses, income tax and social contribution (federal income taxes), depreciation and amortization, and other net operating expenses. Adjusted EBITDA is not an indicator of financial performance recognized by the Brazilian Corporation Law Method and should not be considered separately or as an alternative to net income as an indicator of operating performance, as an alternative to operating cash flows, or as an indicator of liquidity. Sabesp's Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in the tax burden or levels of depreciation and amortization. As a result, Adjusted EBITDA serves as a suitable instrument for a regular comparison of operating performance. In addition, there is another formula for calculating Adjusted EBITDA which is adopted in clauses of some financial commitments. Adjusted EBITDA provides a better understanding not only of operating performance but also of the Company's ability to meet its obligations and raise funds for investments in capital goods and working capital. However, Adjusted EBITDA has limitations that preclude its use as an indicator of profitability because it does not take into account other costs arising from Sabesp's activities or some other costs that may significantly affect its results, such as financial expenses, taxes, depreciation, capital expenditures, and other related charges.
2. Other net operating income/expenses refer mainly to write-offs of fixed assets, provisions for losses on intangible assets, losses on economically unfeasible projects, less income from the sale of fixed assets, sales of public notices, indemnities, and reimbursement of expenses, fines and bonds, property lease, reuse water, projects, Pura and Aqualog services.

Funding and indebtedness

We have an established reputation in the capital markets and a solid relationship with public and private banks and multilateral, national and international agencies. This mix and diversity of sources result in a very long debt repayment profile, at a cost compatible with its investment cycle, particularly from official domestic banks and multilateral credit organizations, and increasingly from the capital market through the issuance of institutional and incentivized debentures.

In 2023, we prioritized to contract local currency-denominated bonds, which totaled BRL 1.47 billion. In addition, an amount of BRL 926.0 million was injected referring to reimbursements of investment financing contracted in previous years.

On May 19, 2023, our Company raised BRL 470.0 million with Inter-American Investment Corporation (IDB INVEST). The funds raised through this agreement will be used to partially finance the Company's investments related to the 4th Stage of the Tietê River Clean-Up Project. The principal will be repaid every six months, in December and June, starting in December 2023 and ending in December 2036. Interest will be due every six months, in June and December, starting in June 2023 and ending in December 2036, and the remuneration will be CDI (interbank deposit certificate) + 0.5% p.a. The loan is secured by the *Société de Promotion et de Participation pour la Coopération Economique* (PROPARCO). The maturities will be six months, in June and December, starting in June 2023 and ending in December 2036, and the remuneration will be 2.0% p.a.

On June 14, 2023, Sabesp took out a loan amounting to BRL 1.0 billion with the International Finance Corporation (IFC). The funds were received in September and November 2023. The funds raised through this loan will be earmarked to invest in basic sanitation infrastructure in the Metropolitan Region of São Paulo between 2021 and 2025 and are linked to the New Pinheiros River Program, which is part of 'Integra Tietê'. The principal will be repaid every six months, in October and April, starting in October 2025 and ending in April 2033. Interest will be due every six months, in October and April, starting in October 2023 and ending in April 2033, and the remuneration will be CDI + 1.7% p.a. The financing was contracted in the sustainability mode where annual targets were agreed upon, the achievement of which reduces the interest rate by up to 0.1% p.a.

We have an established reputation in the capital markets and a solid relationship with public and private banks and multilateral agencies, which assists our investment cycle

In 2023, the risk rating agencies kept the Company's national scale ratings unaltered, remaining rated at 'AAA'. Considering the upgrade of Brazil's sovereign rating in July, Fitch upgraded the Company's global foreign currency rating from BB to BB+. In December, S&P upgraded the Company's global scale rating from BB- to BB.

	Fitch	Moody's	S&P
National scale	AAA(bra)	AAA.br	brAAA
Global scale	BB+ (foreign currency) BB+ (local currency)	-	BB

In the fiscal year ended December 31, 2023, the Company complied with all the covenants in force in its loan and financing agreements. The table below shows our restrictive covenants in 2023:

	Restrictive covenants
Adjusted EBITDA / Adjusted Financial Expense	Equal or higher than 2.80
EBITDA / Financial Expenses Paid	Equal or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal or lower than 3.80
Net Debt / Adjusted EBITDA	Equal or lower than 3.50
Other Onerous Debts[1] / Adjusted EBITDA	Equal or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00

(1) The contractual definition for 'Other Onerous Debts' is equal to the sum of social security obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

Total debt in 2023 increased 3.0%, from BRL 19.0 billion in 2022 to BRL 19.5 billion in 2023. Total indebtedness denominated in foreign currency went down 1.1%, from BRL 2.8 billion in 2022 to BRL 2.7 billion in 2023, corresponding to 14.1% of the Company's total debt at the end of the period (14.6% in 2022).

Amortizations in domestic currency and foreign currency in 2023 came to BRL 1.8 billion.

At the end of 2023, we had BRL 6.9 billion in long-term debts, of which BRL 2.5 billion consisted of foreign currency-denominated debts. Short-term indebtedness totaled BRL 2.6 billion, of which BRL 250.0 million in foreign currency.

Stock market

The Brazilian market ended 2023 on a high note, with the interest rates downward outlook, and the Ibovespa index reached its all-time high of 134,000 points. Compared to the previous year, the stock market rose by 22.3%, in the headwind to inflation, which fell during the period, with the accumulated IPCA index closing the year at 4.6%.

Besides the Ibovespa, Sabesp composes the major broad national indexes, such as the Broad Brazil Index (IBRA), the Brazil 100 Index (IBrX 100) and indexes of companies with a high level of corporate governance, such as the Corporate Governance Trade Index (IGCT), the Special Corporate Governance Stock Index (IGCX) and the Special Tag Along Stock Index (ITAG). In 2023, our shares followed the market movement, sustaining the upward curve of the previous year, and ended the period with an accumulated variation of 32%, priced at BRL 75.34, with a market cap of BRL 51.5 billion.

Amid a more favorable scenario in the Brazilian capital market, with falling inflation linked to lower domestic interest rates and high interest rates in the U.S. market, our shares were boosted by the measures implemented throughout 2023, such as corporate restructuring, cost-savings, greater efficiency and mitigation of regulatory risks. Market value creation in the period came to BRL 12.4 billion due to the positive perception of shareholders and investors in general, reflected in the fundamentals and valuation of the key market analysts.


years
NOVEMBER 15,
SÃO PAULO
STATE GOVERNMENT
SÃO PAULO ARE ALL
NEW YORK STOCK EXCHANGE

The annual financial turnover of shares on B3 shrank from BRL 46 billion in the previous year to BRL 41 billion in 2023, which may indicate a trend towards longer-term strategies at the Company. The Company's top 10 institutional shareholders increased their positions and accounted for 15% of our total shareholder base, excluding the shares held by controlling shareholder and ADRs that accounted for 61.7%, maintaining steady the ownership structure profile.

American Depositary Receipts (ADRs) rose by 47% on the same fundamentals as the local market and due to the US dollar depreciation by 8%, which may be related to the reduction in the number of shares traded on the NYSE, and the Company's capital stock going from 12.1%, in 2022, to 11.4% in 2023. The S&P 500 market benchmark indexes fell by 20% in 2023.


98%
water supply coverage

Pinheiros River

Dividends

Pursuant to the Company's Bylaws, common shares are entitled to the minimum mandatory dividend, corresponding to 25% of the net income for the year, obtained after deductions determined or authorized by laws and which can be paid as interest on equity.

The Dividend Distribution Policy provides that the payment of the minimum mandatory dividend will be maintained until the universalization of basic sanitation services in the area of operation is achieved, and that the income tax levied on the amount to be paid to the shareholder, when paid as interest on equity, will be considered a complementary minimum dividend.

In 2023, we made available the payment of dividends as interest on equity in the approximate amount of BRL 872.2 million, referring to 2022, corresponding to nearly BRL 1.2760 per common share, payout of 27.9%, and dividend yield of 2.2%.

Referring to 2023, the Board of Directors resolved on the proposal for payment of interest on equity totaling BRL 984.5 million, corresponding to BRL 1.4404 per common share, payout of 27.9%, and dividend yield of 1.9%, with payment estimated to begin on June 24th, 2024.

7

Useful information

GRI and SASB content Index

Statement of use	Sabesp reported for the period from January 1st, 2023, to December 31st, 2023, with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

GRI Standard	Content		Location
General disclosures			
The organization and its reporting practices			
GRI 2: General disclosures 2021	2-1	Organizational details	4
	2-3	Reporting period, frequency and contact point	4 Annual - from 01/01/2023 to 12/31/2023.
	2-5	External assurance	4 We have not implemented the practice of external verification in the report.
Activities and workers			
GRI 2: General disclosures 2021	2-7	Employees	123
Governance			
GRI 2: General disclosures 2021	2-9	Governance structure and composition	31
	2-10	Nomination and selection of the highest governance body	31
	2-11	Chair of the highest governance body	31 The chairman of the highest governance body is not a senior executive of the organization.
	2-12	Role of the highest governance body in overseeing the management of impacts	31
	2-14	Role of the highest governance body in sustainability reporting	31 b. Not applicable. The highest governance body is responsible for analyzing and approving the information reported.
	2-15	Conflicts of interest	154

GRI Standard	Content		Location
Governance			
GRI 2: General disclosures 2021	2-16	Communication of critical concerns	36
	2-17	Collective knowledge of the highest governance body	150
	2-18	Evaluation of the performance of the highest governance body	143
	2-19	Remuneration policies	143
	2-20	Process to determine remuneration	143
Strategy, policies and practices			
GRI 2: General disclosures 2021	2-22	Statement on sustainable development strategy	5, 7
	2-23	Commitments	72, 150
	2-24	Embedding policy commitments	72, 150
	2-25	Processes to remediate negative impacts	37, 151
	2-26	Mechanisms for seeking advice and raising concerns	138
	2-27	Compliance with laws and regulations	153 There were no cases of corruption covered by Law 12.846/2013 - Anti-Corruption.
	2-28	Membership associations	72
Stakeholder engagement			
GRI 2: General disclosures 2021	2-29	Approach to stakeholder engagement	68
	2-30	Collective bargaining agreements	126
Material topics			
GRI 3: Material topics 2021	3-1	Process to determine material topics	62
	3-2	List of material topics	62
Economic and financial performance			
GRI 3: Material topics 2021	3-3	Management of material topics	157
Legal and regulatory compliance			
GRI 3: Material topics 2021	3-3	Management of material topics	141

GRI Standard	Content		Location
Legal and regulatory compliance			
GRI 2: General disclosures 2021	2-27	Compliance with laws and regulations	153
Stakeholder relationship			
GRI 3: Material topics 2021	3-3	Management of material topics	68 3-3e ii and iii. This is monitored through periodic reports and follow-up action plans.
Dam risks, crises and safety			
GRI 3: Material topics 2021	3-3	Management of material topics	55
Socioenvironmental impacts			
GRI 3: Material topics 2021	3-3	Management of material topics	131
GRI 203: Indirect economic impacts 2016	203-1	Infrastructure investments and services supported	131
	203-2	Significant indirect economic impacts	134, 136
GRI 303: Water and effluents 2018	303-2	Management of impacts related to water discharge	The main effluent generated in the treatment process is filtered wash water, which is recovered and recirculated to start the treatment process. Domestic effluent generated by human activity at the different facilities is sent to public collecting networks or septic tanks. As the main effluent is recirculated, there are no applicable internal guidelines.
GRI 304: Biodiversity 2016	304-1	Operational units owned, leased or managed within or adjacent to environmental protection areas and areas of high biodiversity value located outside of environmental protection areas	107
	304-2	Significant impacts of activities, products and services on biodiversity	110
	304-3	Protected or restored habitats	109
GRI 305: Emissions 2016	305-1	Direct emissions (Scope 1) of greenhouse gases (GHG)	18, 96
	305-2	Indirect emissions (Scope 2) of greenhouse gases (GHG) from the energy acquisition	18, 96

GRI Standard	Content		Location
Socioenvironmental impacts			
GRI 305: Emissions 2016	305-3	Other indirect emissions (Scope 3) of greenhouse gases (GHG)	18, 96
	305-4	GHG emissions intensity	96
	305-5	Reduction of GHG emissions	96
	305-6	Emissions of ozone-depleting substances (ODS)	96
	305-7	Nitrogen oxides (NOX), sulfur oxides (SOX) and other significant air emissions	96
GRI 306: Waste 2020	306-1	Waste generation and significant waste-related impacts	a) i. The activities that generate significant environmental impacts related to waste are: a) water treatment, which generates sludge; b) equipment maintenance, which requires the disposal of used oils and scrap metal; c) general maintenance, with the replacement of light bulbs and batteries; d) the use of chemical products, which generates contaminated packaging. ii. Impacts related to waste are generated by the organization's activities.
	306-2	Management of significant waste-related impacts	102, 114
Ethics, transparency and integrity			
GRI 3: Material topics 2021	3-3	Management of material topics	150
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	150
	205-2	Communication and training about anti-corruption policies and procedures	150 a) and b) 100%.
	205-3	Confirmed incidents of corruption and actions taken	150 Zero cases.
Energy operating efficiency			
GRI 3: Material topics 2021	3-3	Management of material topics	97

GRI Standard	Content		Location
Energy operating efficiency			
GRI 302: Energy 2016	302-1	Energy consumption within the organization	In 2023, a total of 10,971,537.7 GJ of energy was consumed, of which 9,505,216.9 GJ came from the utility, 61,024.6 GJ from solar panels and 1,405,296.2 GJ from the free market.
	302-2	Energy consumption outside of the organization	We don't monitor energy consumption outside the organization.
Water resources and system resilience			
GRI 3: Material topics 2021	3-3	Management of material topics	59
GRI 303: Water and effluents 2018	303-1	Interactions with water as a shared resource	42
	303-3	Water withdrawl	2021: 2.023 ML; 2022: 1.985 ML; 2023: 2.130,3 ML. All the water withdrawals took place in a water-stressed area. i. Fresh water: 2,130.3 ML. ii. N/A. d) In 2023, isolated systems and wells were added to management.
	303-5	Water consumption	2021: 2.023 ML; 2022: 1.985 ML; 2023: 2.130,3 ML. All consumption took place in water-stressed areas, according to UN parameters (around 10%).
SASB: Water utilities & services 2018 - distribution network efficiency	SASB IF-WU-140a.1	Water main replacement rate	103
	SASB IF-WU-140a.2	Volume of non-revenue real water losses	103
SASB: Water utilities & services 2018 - water supply resilience	SASB IF-WU-440a.3	Discussion of strategies to manage risks associated with the quality and availability of water resources	105

GRI Standard		Content	Location
Water resources and system resilience			
SASB: Water utilities & services 2018 - water supply resilience	SASB IF-WU-450a.3	(1) Number of unplanned service disruptions, and (2) customers affected, each by duration category	1) In the year 2023, there were 110 unplanned outages and a further 11 planned outages that exceeded the deadline for closure. This affected 3,021,309 savings. 2) Of these outages, 42 unplanned outages lasted up to 12 hours, affecting 1,373,112 savings. In addition, there were a further 79 unplanned outages lasting more than 12 hours. 3) The data presented refers to the water distribution service for the cities operated by Sabesp. 4) In 2023, to carry out maintenance and improvements to the water distribution process, 86 supply interruptions were planned and carried out. The number of savings involved in these actions totaled 3,840,862 and the total duration was 5,824 hours.
Circular economy, waste and effluents			
GRI 3: Material topics 2021	3-3	Management of material topics	59, 101
GRI 306: Waste 2020	306-3	Waste generated	a) Only non-hazardous waste (class II) was mapped. 2021: 23,882.0 t; 2022: 23,609.0 t; 2023: 28,017.0 t (these being WTP sludge). b) Data generated at the 10 WTPs operated until 2022; in 2023, isolated systems were included. Sludge was calculated on a dry basis. Landfill disposal is also considered, regardless of whether it is sent to the WTPs before final disposal.
	306-4	Waste diverted from disposal	There is no waste not destined for disposal (the process of preparing it for reuse or recycling).
	306-5	Waste directed to disposal	Only non-hazardous waste (class II) was mapped, all of which is disposed of outside the organization in landfill confinement. 2021: 23,882.0 t; 2022: 23,609.0 t; 2023: 28,017.0 t. Despite being dewatered in unitary processes within the WTPs or sent to the WWTPs, the final disposal of WTP sludge occurs primarily in external landfills. In one of the plants, it is disposed of in its landfill, located in the plant's area. The variation in results is because sludge production is directly related to the flow rate and the quality of the water being treated.

GRI Standard	Content		Location
Circular economy, waste and effluents			
SASB: Water utilities & services 2018 - effluent quality management	SASB IF-WU-140b.a.	Number of incidents of non-compliance associated with water effluent quality permits, standards and regulations	1. In the 597 ETEs in operation in 2023, specific non-conformities were observed in 165 installations, identified by internal monitoring. 2. The incidents identified refer to a reduction in sewage treatment performance, with occasional exceedances of organic load limits, but without the emission of any highly toxic substances or the recording of severe impacts on the environment. 3. The incidents were identified and dealt with internally, with no sanctions or penalties imposed by the environmental inspection and control bodies. 4. The compliance of the treated sewage is identified through point sampling or daily compositions.
	SASB IF-WU-140b.2.	Discussion of strategies to manage effluents of emerging concern	1. The company's strategy is focused on universalizing sewage treatment by the legal requirements in force in Brazil, which do not yet include emerging contaminants. 2. No form of management has yet been implemented to deal with the risks of emerging contaminants. 3. There are still no practices for monitoring emerging pollutants. 4. The vast majority of sewage treatment processes are of the conventional type. Advanced technologies are only applied in more sensitive environments, such as the filter membrane technology adopted at the Campos do Jordão and Mairiporã sewage treatment plants.
Human capital development			
GRI 3: Material topics 2021	3-3	Management of material topics	116
GRI 404: Training and education 2016	404-1	Average hours of training per year, per employee	117
	404-2	Employee skills enhancement and career transition assistance programs	117
	404-3	Percentage of employees receiving regular performance and career development reviews	125

GRI Standard	Content		Location
Access to water and basic sanitation			
GRI 3: Material Topics 2021	3-3	Management of material topics	42
SASB: Water Utilities & Services 2018 - Activity metrics	SASB IF-WU-000.C	Total water delivered to (1) residential, (2) commercial, (3) industrial, and (4) all other customers	162
SASB: Water Utilities & Services 2018 - Water Affordability & Access	SASB IF-WU-240a.4	Discussion of impact of external factors on customer affordability of water, including the economic conditions of the service territory	132, 134
Extra GRI Disclosures - indicators not included in the materiality, but Sabesp decided to report to maintain the historical series and comparability			
GRI 201: Economic performance 2016	201-2	Financial implications and other risk sand opportunities due to climate change	96 a) v. Considering that it is not possible to predict all the effects of extreme weather events on our business, we cannot estimate the resources needed to deal with mitigating these effects.
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	123
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	123, 125 The benefits granted by Sabesp are offered to all employees without distinction.
	401-3	Parental leave	125 It is not possible to provide data for 2023, as 12 months have not passed since the return from leave of the employees who took it in the year in question.
GRI 402: Labor/ Management Relations 2016	402-1	Minimum notice periods regarding operational changes	There is no formal minimum deadline within Sabesp, but all significant changes are communicated in advance and in detail to employees and unions.
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	127
	403-2	Hazard identification, risk assessment, and incident investigation	127
	403-3	Occupational health services	127
	403-4	Worker participation, consultation, and communication on occupational health and safety	127

GRI Standard	Content		Location
Extra GRI Disclosures - indicators not included in the materiality, but Sabesp decided to report to maintain the historical series and comparability			
GRI 403: Occupational Health and Safety 2018	403-5	Worker training on occupational health and safety	127
	403-6	Promoting workers' health	127
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked to business relationships	127
	403-8	Workers covered by an occupational health and safety management system	100% of employees.
	403-9	Work-related injuries	130
	403-10	Work-related ill health	1329
GRI 405: Diversity and equal opportunity 2016	405-1	Diversity of governance bodies and employees	120, 146
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	126 a) II. Not applicable. There are no geographical areas or types of operation where there is a violation or risk of violation of freedom of association and collective bargaining.
GRI 413: Local communities 2016	413-1	Operations with local community engagement, impact assessments,and development programs	111, 131
	413-2	Operations with significant negative impacts - actual and potential - on local communities	55, 134

Annual Letter of Public Policies and Corporate Governance

The Annual Letter, signed by the members of the Board of Directors, has the prerogative of explaining the commitments to achieve the objectives of Public Policies and Corporate Governance, in compliance with the provisions of Article 8, items I and VIII of Law 13.303 of June 30th, 2016. The relevant economic and financial impacts, their indicators and goals, the Management's comments on performance, corporate governance policies and practices, and a description of the composition and remuneration of management are included in the Sustainability Report, of which this Letter is a precedent.

In 2023, Sabesp has completed half a century! Its journey over the years, with so many challenges, learnings, opportunities, and a lot of daring, has made the Company a world benchmark in basic sanitation, contributing to improving the quality of life and the environment, the reason for our existence. Our undisputed technological know-how, always pursuing leading-edge solutions to tackle the constant climate change as well as the constant improvement of the relationship with its customers, constitutes its brand and commitment to innovation.

In this context, in addition to the constant focus on universalizing the services provided in its area of operation, it is worth highlighting, from the point of view of the circular economy, actions to reuse inputs and products generated in operational activities; solid waste management; exploiting the energy potential of its operational park, reusing the biogas generated in sewage treatment to power the company's cars, among others.

In addition, the expertise acquired by Sabesp in managing contracts for results and innovative engineering solutions, particularly in the Novo Rio Pinheiros Program - a river basin where 2 million inhabitants live - has brought important results from the perspective of serving vulnerable areas and improving the quality of life brought about by socio-environmental transformation.

Now the focus is on 'IntegraTietê,' a project to clean up the Tietê river basin and its affluents, sponsored by the Secretariat of Environment, Infrastructure, and Logistics (Semil), whose expansion will benefit about 1.32 million people in the greater São Paulo by increasing sewage collection system and treatment capacity.

The challenge is to continue to grow sustainably, efficient and innovate, in order to achieve universal basic sanitation in the State of São Paulo before the stipulations of the Regulatory Framework. This stance will reinforce the trend of recent years in which Sabesp stands out as the company that invests the most in sanitation in the country. The legacy is to perpetuate our historic level of investment in around 30% of all financial contributions made to water and sewage among Brazilian public and private companies.

Our service rates reflect our value: 98% water supply coverage; 93% sewage collection coverage; and 85% of properties connected to sewage treatment. For the 2024-2028 period, the Company plans to invest BRL 33.91 billion, of which BRL 6.35 billion in water and BRL 27.56 billion in sewage collection and treatment and BRL 11.27 in works for the improvement, efficiency and renewal of assets.

We are very proud of that, but we want more!

This significant advance is the result of years of commitment from its employees, whose commitment to sanitation and ability to adapt to each new challenge is the driving force behind the Company.

We remain steadfast in our commitment with our employees, suppliers, consumers and shareholders, to keep Sabesp aligned with the interests of a society that is equally served and valued, in line with the commitments made in the UN Global Compact, and in attention to the Sustainable Development Goals - SDGs - of the United Nations (UN).

All this effort and commitment to sanitation throughout its history came to be accompanied by the Sustainability and Corporate Governance Superintendence, created in 2023, as well as by the People and Culture Committee and the Sustainability and Innovation Committee - within the scope of the Board of Directors, with a view to ultimately integrating strategy, organizational culture and business with ESG principles and initiatives.

In fact, we bring to light the 'Água Legal' Program, awarded by the UN Global Compact Brazil Network, whose main objective is to regularize water connections in areas of high social vulnerability, eliminating precarious supplies made by improvised pipes that are subject to contamination. Since 2016, the Program has benefited more than 680 million people and is currently being extended to a further 245,000 residents of 93 communities in the Metropolitan Region. This is 100% quality of life.

We celebrate our 50th anniversary with the indelible certainty that Sabesp will continue to be a key player and model company as a socioenvironmental transformational agent, recognized for its sustainable sanitation, contributing to the growth of the state of São Paulo.

Another relevant issue to be pointed out is in 2023 was sanctioned by the executive branch, the Law 17.853 of December 8, 2023, which authorizes measures for Sabesp's privatization with a view to anticipating universal sanitation targets in the state of São Paulo.

We believe that the measure will take Sabesp to an even more prominent level in terms of optimization and quality, due to the end of legal public ties, adding more agility, efficiency and gains in scale to the Company.

In addition to the prospect of efficiency gains, the creation of the Sanitation Universalization Support Fund - FAUSP, arising from the same law, will allow the practice of tariffs appropriate to the proposed investment growth scenario.

Furthermore, through the privatization process, the company will be able to benefit from extending the term of its contracts with municipalities and from a more balanced regulatory structure, allowing the population of the state of São Paulo to benefit from Sabesp's quality services and commitment for longer, generating value for all those involved in this ecosystem.

The Board of Directors, which signs this Annual Letter, advised by the other statutory and advisory bodies, responsible for determining the guidelines and strategic direction of business of the company, reinforces its commitment to the universalization of the services provided by Sabesp in its area of operation, always taking into account high ethical and governance standards.

The details of all the information mentioned here and the company's management performance standards are described in the Sustainability Report accompanying this Letter.

Learn more about Sabesp.
Enjoy the reading!

Board of Directors

Karla Bertocco Trindade — President
Anderson Marcio de Oliveira
André Gustavo Salcedo Teixeira Mendes
Antônio Júlio Castiglioni Neto
Eduardo Person Pardini
Karolina Fonsêca Lima
Marcelo Munhoz Auricchio
Nerylson Lima da Silva
Ronaldo Coppa

Corporate information

Suggestions or comments about this report
sustentabilidade@sabesp.com.br

Clarifications on the code of ethics
canaldeconfianca@sabesp.com.br

Complaints about the code of ethics
Registry of misconduct incidents via digital form (www.contatoseguro.com.br/sabesp) or by phone **0800 900 8001.** In person or by letter addressed to the Audit Superintendence (Rua Costa Carvalho, 300 — CEP: 05429—900)

Ombudsman
0800-0550565 (toll free number)
ouvidoria@sabesp.com.br

With the protocol number in hand, users can register complaints, reports, or compliments regarding the services requested. From Monday to Friday, from 8:00 a.m. to 6:00 p.m.

Trust Channel
canaldeconfianca@sabesp.com.br

Sabesp Transparency Portal
Access our Institutional Policies, board and committee minutes, agreements with the granting authority and suppliers, and our main programs and projects.

Citizen Information Service - SIC
Requests to SIC and Services Statistics Report:
http://www.sic.sp.gov.br

In person or by letter addressed to Citizen Information Services— SIC. Rua Costa Carvalho, 300 — CEP 05429—900.

Customer services: From Monday to Friday, from 8:00 a.m. to 12:00 p.m. and from 1:30 p.m. to 5:00 p.m., except for holidays.

Social media
@SabespCia
@OficialSabesp
@CiaSabesp
@SaneamentoSabesp
@Sabesp

Virtual branch
Request a duplicate bill, leak repair, consult your consumption history, and find out where to make payments.

Executive board

André Gustavo Salcedo Teixeira Mendes
Chief Executive Officer

Bruno Magalhães D'Abadia
Regulation and New Business Director

Caio Marcelo de Medeiros Melo
Client Director

Catia Cristina Teixeira Pereira
Economic, Financial and Investor Relations Director

Paula Alessandra Bonin Costa Violante
Engineering and Innovation Director

Roberval Tavares de Souza
Operations and Maintenance Director

Sabrina de Menezes Correa Furstenau Sabino
People and Corporate Management Director

Board of Directors

Karla Bertocco Trindade
Chairman and Independent Member

Ana Silvia Corso Matte
Independent Member

Anderson Marcio de Oliveira
Member

André Gustavo Salcedo Teixeira Mendes
Member

Antônio Júlio Castiglioni Neto
Member

Aurélio Fiorindo Filho
Member Employee Representative

Eduardo França de la Peña
Independent Member

Eduardo Person Pardini
Independent Member

Gustavo Rocha Gattass
Independent Member

Karolina Fonsêca Lima
Independent Member

Nerylson Lima da Silva
Member

Acknowledgments

Sabesp Coordination
Sustainability and Corporate Governance Superintendence

Drafting and translation
blendON

Graphic design
blendON

Photos:
SABESP — Communication and Image Database
Envato Elements

50 anos